2022 Annual Report



Root Inc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission file number 001-39658

ROOT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**84-2717903**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
80 E. Rich Street, Suite 500 Columbus, Ohio	**43215**
(Address of principal executive offices)	**(Zip Code)**

(866) 980-9431
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ROOT	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12-b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock, par value $0.0001 per share (the "Class A common stock") held by non-affiliates was approximately $188.2 million based upon the June 30, 2022, closing price of $21.42 as reported by the Nasdaq Global Select Market.

There were 9.2 million shares of Class A common stock and 5.0 million shares of Class B common stock outstanding as of February 16, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates by reference specific portions of the Registrant's Notice of Annual Meeting and Proxy Statement relating to the Annual Meeting of Stockholders to be held on or about June 6, 2023.

ROOT, INC.

FORM 10-K

As of and For the Year Ended December 31, 2022

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our ability to retain existing customers, acquire new customers and expand our customer reach;

- our expectations regarding our future financial performance, including total revenue, gross profit/(loss), net income/(loss), direct contribution, adjusted EBITDA, net loss and loss adjustment expense, or LAE, ratio, net expense ratio, net combined ratio, gross loss ratio, marketing costs, gross LAE ratio, gross expense ratio, gross combined ratio, quota share levels and expansion of our new and renewal premium base;

- our ability to realize profits, acquire customers, retain customers, contract with additional partners to utilize the product, or achieve other benefits from our embedded insurance offering;

- our ability to expand our distribution channels through additional partnership relationships, digital media and referrals;

- our ability to reduce customer acquisition costs and realize other expected benefits related to the partnership with Carvana Group, LLC, or Carvana;

- our ability to drive a significant long-term competitive advantage through our partnership with Carvana;

- the impact of supply chain disruptions, increasing inflation, a recession and/or disruptions to properly functioning financial and capital markets and interest rates on our business and financial condition;

- our ability to reduce operating losses and extend our capital runway;

- our goal to be licensed in all states in the United States and the timing of obtaining additional licenses and launching in new states;

- the accuracy and efficiency of our telematics and behavioral data, and our ability to gather and leverage additional data;

- our ability to materially improve retention rates and our ability to realize benefits from retaining customers;

- our ability to underwrite risks accurately and charge profitable rates;

- our ability to maintain our business model and improve our capital and marketing efficiency;

- our ability to drive improved conversion and decrease the cost of customer acquisition;

- our ability to maintain and enhance our brand and reputation;

- our ability to effectively manage the growth of our business;

- our ability to raise additional capital efficiently or at all;

- our ability to improve our product offerings, introduce new products and expand into additional insurance lines;

- our ability to cross sell our products and attain greater value from each customer;

- our lack of operating history and ability to attain profitability;

- our ability to compete effectively with existing competitors and new market entrants in our industry;

- future performance of the markets in which we operate;

- our ability to operate a "capital-efficient" business and obtain and maintain reinsurance contracts;

- our ability to realize economies of scale;

- the impact of the COVID-19 pandemic and governmental responses thereto on our business and financial condition;

- our ability to attract, motivate and retain key personnel, or hire personnel, and to offer competitive compensation and benefits;

- our ability to deliver a vertically integrated customer experience;

- our ability to develop products that utilize our telematics to drive better customer satisfaction and retention;

- our ability to protect our intellectual property and any costs associated therewith;

- our ability to develop an autonomous claims experience;

- our ability to take rate action early and react to changing environments;

- our ability to meet risk-based capital requirements;

- our ability to realize the benefits anticipated from our Texas county mutual fronting arrangement;

- our ability to expand domestically;

- our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;

- the impact of litigation or other losses;

- the effect of increasing interest rates on our available cash and our ability to maintain compliance with our credit agreement;

- our ability to maintain proper and effective internal control over financial reporting and remediate existing deficiencies;

- our ability to continue to meet Nasdaq listing standards; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described under the heading "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained herein. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made and we undertake no obligation to update them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law.

Unless the context otherwise indicates, references in this report to the terms "Root," "the Company," "we," "our" and "us" refer to Root, Inc. and its subsidiaries.

We may announce material business and financial information to our investors using our investor relations website (ir.joinroot.com). We therefore encourage investors and others interested in Root to review the information that we make available on our website, in addition to following our filings with the Securities and Exchange Commission, or SEC, webcasts, press releases and conference calls.

Risk Factors Summary

Investing in our Class A common stock involves numerous risks and uncertainties, as more fully described below. You should read these risks before you invest in our Class A common stock. In particular, risks associated with our business include, but are not limited to, the following:

• We have a history of net losses and could continue to incur substantial net losses in the future. We may not be able to grow or achieve or maintain profitability in the future.

• We may lose our existing customers or fail to acquire new customers, including through our embedded insurance channel, and our future growth and profitability depend in part on our ability to successfully operate in an insurance industry that is highly competitive. If we are unable to maintain the levels of customer service or continue technological innovation and improvements, our prospects for future growth may be materially adversely affected.

• We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.

• We rely on telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict our collection or use of this data, our business could be harmed.

• We may fail to maintain an effective embedded insurance product and/or fail to perform under the associated commercial arrangements.

• We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if our relationships with them deteriorate or terminate, or if other factors related to these third parties arise which are beyond our control, we may be unable to attract new customers rapidly and cost-effectively, which would adversely affect our business and results of operations.

• Operating system platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts our ability to distribute our mobile app, collect data through it and market our products.

• Our expansion within the United States will subject us to additional regulatory approvals and costs and risks, and our plans may not be successful.

• Our technology platform may not operate properly or as we expect it to operate.

• Regulators may limit our ability to develop or implement our telematics-based pricing model and/or may eliminate or restrict the confidentiality of our proprietary technology.

• We are subject to full scope financial examinations by state insurance regulatory authorities in each state in which one of our domestic insurance company subsidiaries is domiciled, which could result in adverse examination findings and necessitate remedial actions.

• We are subject to market conduct examinations by state insurance regulatory authorities in any state in which our domestic insurance subsidiaries issue insurance policies, which could result in adverse examination findings and necessitate remedial actions.

• Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers: Texas, Georgia and Colorado.

• We are subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security, increasing the complexity of compliance. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or adversely affect our business.

- Data security breaches, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, compromise our confidential information or our customers' personal information, damage our reputation and brand, and harm our business and operating results.

- Our brand may not become as widely known or accepted as incumbents' brands or the brand may become tarnished.

- We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of key senior management personnel could harm our business and future prospects.

- New legislation or legal requirements may affect how we communicate with our customers, which could have an adverse effect on our business model, financial condition, and results of operations.

- Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.

- Unexpected increases in the frequency or severity of claims may adversely affect our results of operations and financial condition.

- Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

- We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature, or fraud that may be perpetrated by employees or external parties.

- We rely on our mobile application to execute our business strategy. Government regulation of the internet and the use of mobile applications in particular is evolving, and unfavorable changes could seriously harm our business.

- Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

- Litigation and legal proceedings filed by or against us and our subsidiaries, including shareholder litigation related to the initial public offering, could have a material adverse effect on our business, results of operations and financial condition, and may divert management's attention and resources away from our business.

- Our ability to utilize our net operating loss carry forwards may be limited.

- The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

- Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have an adverse effect on our results of operations and financial condition.

- Reinsurance subjects us to risks of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have an adverse effect on our results of operations and financial condition.

- Our Credit Agreement includes a floating interest rate that exposes us to interest rate risk, and the terms of our Credit Agreement place restrictions on our operating and financial flexibility. Our failure to comply with covenants contained in the Credit Agreement may result in acceleration of our repayment obligations, which could harm our liquidity, financial condition, operating results, business and prospects and cause the price of our Class A common stock to decline.

- Failure to meet the continued listing requirements of Nasdaq could result in delisting of our Class A common stock, which in turn would negatively affect the price of our Class A common stock and limit investors' ability to trade in our common stock.

PART 1.

Item 1. Business

Overview

Root is a tech-enabled insurance company revolutionizing personal insurance with a pricing model based upon fairness and a modern customer experience, and an embedded experience that can be integrated seamlessly into tech-enabled platforms meeting the customer where they are. We operate primarily a direct-to-consumer model in which currently we acquire the majority of our customers through mobile applications. We are also focused on expanding our embedded insurance platform, where we acquire customers through strategic partnerships.

Our primary focus is on the U.S. auto insurance market, and we have built a company that recognizes each individual is unique and puts customers in control, rewarding them for their actions. For centuries, traditional insurance companies have grouped people into risk pools and long relied on the 'law of large numbers' to produce acceptable pricing on an aggregate basis. Fairness at the individual level has been largely ignored. Root is different —we use technology to measure risk based on individual performance, prioritizing fairness to the customer. The way we design and deliver insurance is not a simple tweak to the traditional insurance model—we are fundamentally reinventing insurance through technology, data science and a maniacal focus on the customer.

We believe the $273 billion U.S. auto insurance market is ripe for disruption. Traditional methods of pooled risk assessment are not personalized and inherently less precise given individual behavioral data is underutilized or not measured as a component of the insurance risk assessment process. We believe traditional systems and processes have become outdated and are increasingly disconnected from the needs of consumers. Our initial focus on auto insurance was motivated by how well-suited we believe the product to be for fundamental improvement through technology. We believe Root is the innovator to drive this transformation.

Auto insurance is required for the vast majority of drivers in the United States and we believe it is typically the first insurance policy purchased by consumers. As a result, our auto-first strategy establishes the foundation for an expansive lifetime relationship with the opportunity to add other personal insurance lines as customer needs evolve.

We believe the Root advantage is derived from our unique ability to efficiently and effectively bind insurance policies quickly, aided by segmenting individual risk based on complex behavioral data and proprietary telematics, a customer experience built for ease of use and a product offering made possible with our full-stack insurance structure. We leverage our technology to develop embedded products that can be integrated with our current and future embedded partners. These are all uniquely integrated into a single cloud-based technology platform that captures the entire insurance value chain.

As a full-stack insurance carrier, we have the infrastructure to design products and distribute, underwrite, administer and pay claims on all of our policies. Our model, supported by proprietary technology, allows us to be more adaptive across the value chain, provides complete design and feature discretion and we believe frees us to innovate and iterate more quickly than any of our major competitors. We view this flexibility as absolutely critical to introducing new capabilities, reinforcing customer centricity and driving growth. In practice this means we own and control an end-to-end insurance experience and have near complete operating autonomy, subject to regulation, to grow our business.

As we mature as an insurance company a more significant portion of our premiums are expected to be earned from customer renewals. Renewal premiums, referring to premiums from a customer's second term and beyond, have lower loss ratios as compared to new premiums in the customer's first term. We anticipate, consistent with industry norms, that our portfolio will mature and a greater proportion of our premiums will be from customer renewals. We expect this growing proportion of renewal premiums will bring an increasing mix of lower loss ratio premiums and premiums without associated acquisition costs.

Our Industry

Insurance is one of the oldest and largest markets in the world, touching every corner of the world and protecting many of our most important assets. Our primary addressable market today is U.S. personal lines insurance. This market exceeded $397 billion in 2021 premiums and has grown at a 4% compound annual growth rate, or CAGR, since 2016.

Over the past century, there have been only a few waves of innovative disruption within insurance. Perhaps the most disruptive was the advent of the internet as a distribution channel in the late 1990s, which redefined the personal auto insurance market. We believe the next technology-driven structural shift is underway—a large secular shift in distribution with embedded insurance and a holistic change in the way insurance is priced and delivered.

We believe innovation has been slow within the P&C insurance industry, in part, because legacy systems are difficult to build upon and nearly impossible to replace. Also impacting the pace of innovation is institutional friction generated by the cost and perceived risk of a requisite ground-up technology rebuild, disruption of carrier-agent relationships and the business model implications of replacing broad pool-based pricing. Our proprietary technology and business model allow us to avoid these pain points and aggressively pursue the opportunity to be at the forefront of this structural shift.

Our Business Model

Customer Experience

We strive to meet customers where they are with a user-friendly interface and convenient, efficient experience. This is the mantra that drives our mobile engagement strategy and underpins both our user experience and our fundamental business model. App installation and initial engagement are designed to be intuitive so that customers can easily identify the coverage they need in everyday language, including offering bundling options which clearly lay out associated cost savings.

Our mobile engagement extends across the customer experience and value chain:

- *Engagement.* Many of our new customers come through our digital or embedded channels, which are largely mobile. We continue to diversify the ways we reach our customers. We believe meeting customers in the moment of need creates better customer engagement and yields better business results.

- *Profile Creation.* The Root app is available for both iOS and Android operating systems making it available to 99% of U.S. smartphone users. By simply scanning a driver's license, a prospective customer can nearly complete a profile, part of an on-boarding process that is possible to complete in as little as 47 seconds and with no keyboard interaction.

- *Embedded.* Through our embedded channel, we seamlessly integrate our products with our strategic embedded partners, enabling us to offer our products at contextually relevant times. Customers are able to quickly purchase policies with minimal additional effort or friction.

- *Underwriting.* The test drive is a key component of the underwriting process. A two-to-four week test drive gathers and analyzes data from smartphone sensors measuring braking, consistency, turning, time of day and other performance and contextual data. We are continuing to develop underwriting models and products that vary the level of reliance on telematics and the point at which telematics are used in underwriting.

- *Coverage Selection.* As part of profile setup, our app pre-populates with a customer's owned automobiles and existing or prior coverage terms, allowing easy and seamless selection of policy terms.

- *Policy Management.* Once bound, customers can perform all policy management functions seamlessly from our app, including profile or coverage adjustments, obtaining proof of insurance or chatting with a bot or human.

- *Claims.* We make it easy to file a claim and track processing status through to settlement via the app, allowing us to pay out claims rapidly.

Auto insurance is a product most people use every day, reinforcing the importance of our mobile-first engagement strategy for both customer experience and data collection.

Distribution

We distribute largely through the mobile, web and embedded channels. Mobile is the fastest growing retail channel in the United States, as customers spend less time in front of computers and utilize smart phones for more convenient shopping. Further, to meet our customers in the marketplace, we are continuing to develop our embedded product that can be integrated with strategic partners. We believe that through a mobile, web and embedded customer acquisition strategy we can deliver attractive customer acquisition costs while meeting customers in the marketplace.

• *Embedded.* We build upon the mobile and web customer experiences of distribution partners to reach a captive customer base with an embedded solution. Through our proprietary and fully-integrated application programming interfaces, or APIs, we are able to engage prospective customers in contextually relevant third-party applications. We expect increased penetration of this channel over time as we seek to grow embedded relationships with other tech-enabled companies, offering access to relevant customer bases.

• *Digital.* Our digital channel is designed to drive volume by efficiently capturing high-intent customers. We accomplish this by meeting our customers within platforms they use extensively such as Facebook and Google or select marketplace platforms where consumers are actively shopping for insurance. We deploy dynamic data science models to optimize targeting and bidding strategies across our digital platforms, aligning customer acquisition cost to expected lifetime value of the potential customer.

• *Channel Media.* We build consideration and drive intent through household-level targeted digital media channels such as YouTube and Hulu, as well as more traditional media channels such as billboards, regional TV and radio and direct mail. We utilize these media channels to drive awareness when launching in new markets and to actively target customers in active states.

• *Referral.* We encourage our existing customers to spread our value proposition. Our referral channel compensates existing customers who refer new customers who subsequently receive a quote. This channel facilitates community-based growth to those who value our fair and transparent approach to insurance. This is our lowest cost acquisition channel and an important aspect of our ongoing distribution strategy.

• *Agency*. We continue to invest in a product to bring the speed and ease of our technology to the independent agency channel. This channel provides access to a larger demographic of customers and we believe it has staying power. We developed an efficient quote and bind process that reduces the time the agent needs to spend with the customer, allowing agencies to be an efficient acquisition channel for us.

Our customer acquisition costs can vary by channel mix, by state, due to seasonality or due to the competitive environment. We believe our main channels allow us to efficiently acquire customers by leveraging our partners' premier user experiences to approach captive audiences in a contextually relevant, data-centric way. Furthermore, we continue to invest in the technology and data science behind our distribution with A/B tests, dynamic bidding models, and rapid updates and iterations, supporting differentiated cost of customer acquisition over the long term.

Capital Management

As a full-stack insurance company, we operate a "capital-efficient" business model which utilizes elevated levels of reinsurance. Our capital management strategy has three core objectives: (1) prioritize revenue and targeted profitable customer growth while also maintaining regulatory capital requirements; (2) source efficient capital to support customer acquisition costs; and (3) mitigate impact of large losses or tail events. Together these strategies serve to maximize returns on shareholder capital as we grow.

Reinsurance is a cornerstone of our capital management framework. We have multiple strategic business partnerships with leading global reinsurers who offer us reinsurance solutions on both a proportional (i.e., quota share) and non-proportional (i.e., excess of loss, or XOL, coverage) basis for multi-year periods. We also utilize a wholly-owned, Cayman Islands-based reinsurer, Root Reinsurance Company, Ltd., or Root Re.

Behavioral Data and Proprietary Telematics

We use technology to measure risk based on transparent collection and analysis of individual driving performance, which we believe is the most powerful predictor of accidents and the leading variable in our underwriting model. By collecting and synthesizing massive amounts of rich, sensory behavioral data across thousands of driving variables, including distracted driving, we strive to price auto insurance based more on causality than correlation. While the notion of telematics has been around for decades, only recently has mobile technology made the concept adoptable at large scale.

The hallmark of our data advantage is our integrated set of actual claims and associated proprietary telematics, which we believe to be one of the largest in the market. We match miles tracked, on an individual basis, with actual claims and identify a set of driving performance factors that cause, or on a relative basis are more likely to cause, accidents. We use an internally developed claims infrastructure to capture comprehensive structured data, contributing to our data advantage when combined with telematics experience and iterated over time.

Our Strategy

We are focused on the following strategies to continue penetrating the $273 billion U.S. auto insurance market. In the near term, our primary focus is to execute on the auto opportunity at hand. In the longer-term, we plan to continue to develop additional growth opportunities through the expansion of product offerings.

- ### *Execute the Auto Opportunity*

  - *Better, fairer pricing.* We will never stop working to improve our ability to segment risk by increasing the influence of behavioral factors in our underwriting and pricing models. Our primary tool for improvement is to continue applying data science. Over time, we hope that we can replace all correlation-related inputs to our pricing model, such as credit scores, with a fully behavioral pricing model. We would view this as the ultimate achievement in customer transparency and fairness.

  - *Expand embedded experience.* We will continue to leverage our technology to embed with strategic partners and engage prospective customers at contextually relevant times. We expect increased penetration of this channel over time as we seek to grow embedded relationships with other tech-enabled companies, offering access to additional customer bases.

  - *Enhance marketing efficiency.* We will continue to enhance the efficiency of our marketing spend through data science and dynamic targeting, as well as expanding our embedded experience. The embedded experience will allow us to develop integrated auto insurance solutions where we build on the premium mobile and web experiences of contextually relevant partners to access their active customer base.

  - *Grow national auto insurance presence.* We will continue to focus on domestic growth by diversifying marketing channels, becoming active in more states while improving brand awareness. In instances where a prospective customer solicits a quote in a state where we do not currently underwrite, we retain their contact information, with permission, and re-engage upon state entry.

We may selectively pursue additional investments, acquisitions and partnerships to accelerate any of our growth and profitability objectives or to improve our competitive positioning within existing and new products.

Investments

Our portfolio of investable assets is primarily held in cash, cash equivalents and available-for-sale fixed maturity securities, including U.S. Treasury securities, corporate debt securities, mortgage back securities and other debt obligations. We manage the portfolio in accordance with investment policies and guidelines approved by our board of directors. We have designed our investment policy and guidelines to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations. We set guidelines that provide for a well-diversified investment portfolio that is compliant with insurance regulations applicable to the states in which we operate. For further information, see Note 3, "Investments," in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Competition

The insurance industry in which we operate is highly competitive. Many of our primary competitors have well-established national brands and market similar products. Our competitors include large national insurance companies such as Geico, Progressive and Allstate, as well as up-and-coming companies and new market entrants in the insurtech industry, some of which also utilize telematics and offer forms of usage-based insurance. Several of these established national insurance companies are larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer, such as health and life, than we currently do. In particular, many of these competitors offer consumers the ability to purchase multiple other types of insurance coverage and "bundle" them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, as we expand into new lines of business and offer additional products, we could face intense competition from traditional insurance companies that are already established in such markets.

Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, size, and financial strength ratings, among other considerations. We believe we compete favorably across many of these factors and have developed a platform and business model based on behavioral data collection and machine learning that we believe will be difficult for incumbent insurance providers to emulate.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

As of December 31, 2022, we had five issued patents with four non-provisional patent applications and four continuation applications pending examination in the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select markets in the United States. We also have registered domain names for websites that we use in our business.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled "Risk Factors—Risks Related to Our Business—Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand."

People at Root

As a tech-enabled insurance company, we view talent as one of our differentiating factors. We believe our employees' knowledge, skills, and the way they work provide a competitive advantage allowing us to innovate, move with speed and bring subject matter expertise to the market for our customers and shareholders.

Our Company is founded on a core set of values: be curious and push boundaries, be courageous and build trust, and be focused and deliver impact. These values form the basis of our people strategy, which is to give employees voice and choice, build leadership capability to ensure our leaders serve as trusted advisors and the source of truth for our employees, and create a sense of belonging for all employees at all levels. These three pillars underscore each step of the employee lifecycle.

During the past two years, we have made fundamental changes because of the COVID-19 pandemic. This includes moving to a "work where it works best" working environment whereby we allow employees to tell us where they would like to work – in an office, or outside an office anywhere in the continental United States. This choice allows us to help employees manage their health and the health of their family members, provides them with flexibility to live where they would like, changes our geographic footprint, and empowers our leaders to be creative in finding solutions that are mutually beneficial for our employees, customers, and shareholders.

Employees

As of December 31, 2022, we had 765 full-time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements. In the first quarter of 2022, in response to inflation and loss cost trends and to further drive efficiency and increased focus on our strategic priorities we instituted an organizational realignment, including an involuntary workforce reduction affecting approximately 330 employees, which represented approximately 20% of our workforce at the time. Most of the reduction was driven by optimizing certain sales and claims departments. These departments saw a reduced workload that corresponded with the strategic reduction in marketing spend and lower claims volume in the second half of the year.

In addition, in the fourth quarter of 2022, we initiated a company-wide involuntary workforce reduction of approximately 160 employees, which represented approximately 20% of our workforce at the time. The majority of the impacted employees were notified on November 9, 2022. The action was taken as part of our efforts to improve efficiency and operating costs, and prioritize resources to further strengthen our pricing and underwriting foundation and the continued development of our embedded products. We believe this action will help extend our capital runway. All the impacted employees from restructuring activities during the year were supported with financial and career placement assistance. We have not experienced any work stoppages throughout the year.

Belonging at Root

We are committed to respecting, leveraging, and rewarding the unique views and contributions of all team members by increasing diversity while building and sustaining a culture of inclusivity and belonging. We are evolving in our approach to a more integrated strategy focused on attracting talent, retaining talent, and serving in our communities. Our board of directors continues to be actively involved in this process, prioritizing representation at all levels in the Company, and overseeing our belonging efforts at the full board level.

Ethics and Company Values

In addition to applicable laws and regulations, our Code of Conduct, company values and policies provide the grounding for our ethical framework. Employees are encouraged to report any unusual behavior or any non-compliant activities through a variety of vehicles to include our anonymous reporting system. On an annual basis, we provide compliance training to, and require acknowledgement of our Code of Conduct and other key policies by, every employee. We strive to ensure our new employees know how and what to report. We have an open-door policy that allows employees to reach out to leaders, our People team, our Legal team and/or Compliance/Internal Audit teams to ensure that their concerns are communicated and addressed.

Hiring and Retaining Talent

We are continually working on building a culture of attraction and retention of key talent. Our recruiting approach has moved from a Columbus-centric approach to a National landscape in order to attract the best talent to innovate and meet the needs of our customers in a multitude of ways. Our focus on employee engagement continues with employee surveys and feedback opportunities to create action plans to address needs. We have implemented a performance development process to ensure that employees receive timely and actionable feedback and can improve their performance and voice their career aspirations.

In addition, we seek to provide competitive pay and benefits through a combination of fixed and variable compensation programs. We have set salary ranges, based on our defined competitive markets, and annual short and long term incentives aligned to each of our positions as we believe are appropriate. Our executives and senior leadership roles, along with several identified roles throughout the business participate in a long-term equity-based incentive program, which we believe strongly supports a long term view and pay for performance that is aligned with our shareholders. Our benefit offering covers medical, dental, vision, prescription drug benefits along with a robust employee assistance program, life insurance, short- and long-term disability, paid time off and paid parental leave. Our move to a "work where it works best" culture allows for tremendous employee flexibility for employees to manage their lives in the ways that they want while also meeting their performance objectives at work.

Insurance Regulation

We are subject to insurance regulation in the jurisdictions in which we transact insurance through our licensed insurance carriers and producer subsidiaries in the United States. Insurance regulatory authorities have broad administrative powers to regulate all aspects of an insurance carrier or producer's business, including the powers to restrict or revoke licenses to transact business, and to levy fines and monetary penalties against insurers and insurance producers found to be in violation of applicable laws and regulations. Regulations to which our licensed insurance carriers and producer subsidiaries are subject include, but are not limited to:

•   prior approval of transactions resulting in a change of "control" (as such term is defined under the Insurance Holding Company System Regulatory Act of Ohio, or the Ohio Holding Company Act, and the Delaware Insurance Holding Company System Registration Act, and together with the Ohio Holding Company Act, the Holding Company Acts);

•   approval of policy forms and premiums;

•   approval of intercompany service agreements;

•   statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiaries must maintain;

•   establishing minimum reserves that insurance carriers must hold to pay projected insurance claims;

•   required participation by our regulated insurance subsidiaries in state guaranty funds;

•   restrictions on the type and concentration of our regulated insurance subsidiaries' investments;

•   restrictions on the advertising and marketing of insurance;

•   restrictions on the adjustment and settlement of insurance claims;

•   restrictions on the use of rebates to induce a policyholder to purchase insurance;

•   restrictions on the sale, solicitation and negotiation of insurance;

•   restrictions on the sharing of insurance commissions and payment of referral fees;

•   prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;

- restrictions on our ability to use telematics to underwrite and price insurance policies, particularly in California;

- restrictions on the ability of our regulated insurance subsidiaries to pay dividends to us or enter into certain related party transactions without prior regulatory approval;

- rules requiring the maintenance of statutory deposits for the benefit of policyholders;

- privacy regulation and data security;

- regulation of corporate governance and risk management;

- periodic examinations of operations, finances, market conduct and claims practices; and

- required periodic financial reporting.

The business of insurance is almost entirely regulated at the state level, and the laws and regulations to which we are subject vary depending on the state. Unless the context otherwise requires, references herein to "state" include any of the 50 states, the District of Columbia and certain U.S. territories. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. The National Association of Insurance Commissioners, or NAIC, and the National Council of Insurance Legislators, or NCOIL, are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiaries. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Required Licensing

We have two wholly-owned regulated U.S. insurance subsidiaries, Root Insurance Company and Root Property & Casualty Insurance Company, or Root Property & Casualty. Root Insurance Company, an Ohio-domiciled insurer, is admitted in the state of Ohio to transact certain lines of property and casualty insurance, maintains licenses to transact insurance in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and West Virginia. Root Property & Casualty is domiciled in Delaware and admitted in all 50 states and the District of Columbia to transact certain lines of property and casualty insurance (including to sell personal auto insurance in 48 states and the District of Columbia). Since Root Insurance Company is our regulated insurance subsidiary with the largest premium volume, Ohio is considered our primary state insurance regulator.

We have a reinsurance captive subsidiary, Root Re, domiciled in the Cayman Islands.

Our licensed insurance producer subsidiaries, Root Insurance Agency, LLC, Root Lone Star Insurance Agency, LLC, and Root Scout, LLC, must maintain an insurance producer license in every state in which they sell, solicit or negotiate insurance. Root Insurance Agency, LLC currently holds a resident insurance producer license in Ohio and a non-resident license in 44 states and the District of Columbia, which excludes California, Florida, Massachusetts, Minnesota and New York. Root Lone Star Insurance Agency, LLC currently holds a resident managing general agency license in Texas. Root Scout, LLC currently holds a resident insurance producer license in Ohio and a non-resident license in 46 states and the District of Columbia, which excludes Alabama, Hawaii, and Minnesota.

Insurance regulators have broad authority to restrict or revoke licenses of insurance carriers and producers who are found to be in violation of any applicable laws and regulations.

Licensing of Our Employees

Any of our employees who sell, solicit or negotiate insurance must be licensed and appointed insurance producers and must fulfill annual continuing education requirements. In certain states in which we operate, insurance claims adjusters are also required to be licensed and fulfill annual continuing education requirements.

Insurance Holding Company Regulation

As the ultimate controlling person in the "insurance holding company system" under the Holding Company Acts, we are required to file annual enterprise risk reports, corporate governance disclosures and own risk solvency assessments with our domiciliary regulators. Moreover, in Ohio for example, any person divesting control of an insurer must provide 30 days' notice to the regulator and the insurer.

Under the Holding Company Acts, all inter-affiliate transactions within a holding company system must meet the following conditions: (i) the terms must be fair and reasonable; (ii) charges or fees for services performed must be fair and reasonable; and (iii) expenses incurred and payments received must be allocated to the insurer in conformity with customary insurance accounting practices consistently applied. We generally must disclose any transaction between our regulated insurance subsidiaries and our other affiliates to the supervisory Department of Insurance, or DOI, and obtain prior approval from such DOI before entering into certain material inter-affiliate transactions, including, but not limited to, management agreements, tax allocation agreements, service contracts, cost-sharing arrangements, extraordinary dividends, certain reinsurance transactions and certain loan agreements.

Change of Control

Pursuant to the Holding Company Acts, a person must seek regulatory approval from the superintendent of the supervisory DOI prior to acquiring direct or indirect "control" of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer. As part of this Form A application, the entity acquiring control (as well as any controlling shareholders of such entity) will need to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors and controlling shareholders of each applicable entity. The superintendent of the DOI will grant approval of an application to acquire control of a domestic insurer unless, after a public hearing, the superintendent finds that any of the following apply: (i) after the change of control, the domestic insurer would not be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the effect of the merger or other acquisition of control would be substantially to lessen competition in insurance in the applicable state or tend to create a monopoly; (iii) the financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic insurer, or prejudice the interests of its policyholders; (iv) the plans or proposals that the acquiring party has to liquidate the domestic insurer, sell its assets, or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, are unfair and unreasonable to policyholders of the domestic insurer and not in the public interest; (v) the competence, experience and integrity of the persons that would control the operation of the domestic insurer are such that it would not be in the interest of policyholders of the domestic insurer and of the public to permit the merger or other acquisition of control; or (vi) the acquisition is likely to be hazardous or prejudicial to the insurance-buying public.

The Holding Company Acts provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. A person may rebut this statutory presumption of control by submitting a disclaimer of affiliation with the supervisory DOI, disclosing all material relationships and bases for affiliation between the person and the insurer as well as the basis for disclaiming such affiliation. The state regulators, however, may also find that "control" exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

These change of control regulations may dissuade investors from acquiring a controlling stake in our company, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future. See the section titled "Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Applicable insurance laws may make it difficult to effect a change of control."

ORSA

Pursuant to the Own Risk and Solvency Assessment, or ORSA, an insurance company with gross written and unaffiliated assumed premium of more than $500 million or that is part of an insurance group with gross written and unaffiliated assumed premium of more than $1 billion must maintain a risk management framework to assist the insurer with identifying, assessing, monitoring, managing, and reporting on its material and relevant risks. In addition, the insurer must regularly conduct an own risk and solvency assessment in accordance with NAIC's ORSA Guidance Manual. Upon the request of the superintendent of the Ohio DOI, and not more than once a year, an insurer must submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. Root Insurance Company became subject to ORSA in 2020 since it had gross written and unaffiliated assumed premium in excess of $500 million for that year and its first assessment was due prior to the end of fiscal year 2021. Root, Inc. filed its first ORSA summary report with the Ohio DOI on December 30, 2021 and its second ORSA summary report with the Ohio DOI on December 30, 2022.

Restrictions on Paying Dividends

We are a holding company that transacts a majority of its business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations depends on the results of operations of our operating subsidiaries and on the ability of such subsidiaries to provide us with cash, whether in the form of dividends, distributions, loans or otherwise. The payment of any extraordinary dividend by one of our regulated insurance subsidiaries requires the prior approval of the superintendent of the supervisory DOI. "Extraordinary dividend" is defined under the Code as: (i) any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten percent of an insurer's policyholder surplus as of December 31 of the preceding year, or (b) an insurer's net income for the twelve-month period ending December 31 of the preceding year or (ii) any dividend or distribution paid by an insurer from a source other than earned surplus. As of December 31, 2022, neither Root Insurance Company nor Root Property & Casualty were permitted to pay any dividends to us without approval of the superintendent of the supervisory DOI. See the section titled "Risk Factors— Risks Related to Our Business— Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business."

In addition, insurance regulators have broad powers to prevent a reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. The Ohio DOI and the Delaware DOI may in the future adopt statutory provisions more restrictive than those currently in effect.

Reserves

Our domestic insurance subsidiaries are required to hold admitted assets as reserves to cover projected losses under its policies, in accordance with actuarial principles. In accordance with NAIC's property and casualty statement instructions, they must submit an annual Statement of Actuarial Opinion from a qualified actuary appointed by the Company, certifying that its reserves are reasonable.

Risk-Based Capital and Group Capital

Our domestic insurance subsidiaries are required to maintain minimum levels of risk-based capital to support their overall business operations and minimize the risk of insolvency. State insurance regulators use risk-based capital to set capital requirements, based on the size and degree of risk taken by the insurer, taking into account various risk factors including asset risk, credit risk, underwriting risk, and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory scrutiny and intervention.

Both Ohio and Delaware have adopted the model legislation promulgated by the NAIC pertaining to risk-based capital and require annual reporting by insurers domiciled within such states to confirm that the insurer is meeting its risk-based capital requirements. Insurers falling below a risk-based capital threshold may be subject to varying degrees of regulatory action. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the Company intends to take that are reasonably expected to result in the elimination of the Company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. When total adjusted capital falls below 70%, a mandatory control event is triggered which results in the supervisory DOI placing the insurance company in receivership and assuming control of the operations of the insurer. Root, Inc. entered into an agreement with the Superintendent of Insurance, State of Ohio, or the Superintendent, guaranteeing that Root Insurance Company will maintain certain capital and surplus requirements or risk-based capital levels, whichever is greater, and such additional surplus as the Superintendent requires. The guarantee remains in effect until such time as the Superintendent may release Root, Inc. in writing. As of December 31, 2022, both Root Insurance Company and Root Property & Casualty's risk-based capital levels are above any of these regulatory action level thresholds and our guaranteed threshold.

In addition, the NAIC has developed a group capital calculation covering all entities in our insurance company group for us in solvency monitoring activities. The group capital calculation provides regulators with an additional analytical tool for conducting supervisory activities. As of December 31, 2022, Ohio adopted the model legislation, which will become effective June 1, 2025 for those insurance holding company systems that do not write business outside the United States, like us.

Hazardous Financial Conditions

Our insurance regulatory authorities have the authority to deem our domestic insurance subsidiaries to be in a hazardous financial condition such that the insurer's continued operation may be hazardous to its policyholders, creditors, or the general public. A finding of a hazardous condition can be based upon a number of factors, including, but not limited to: (i) adverse findings in a financial, market conduct or other examination; (ii) failure to maintain adequate reserves in accordance with presently accepted actuarial standards of practice; (iii) net loss or negative net income in the last twelve month period or any shorter period of time; (iv) failure to meet financial and holding company filing requirements; (v) insolvencies with a company's reinsurer(s) or within the insurer's insurance holding company system; (vi) a finding of incompetent or unfit management of the insurer; (vii) a failure to furnish requested information or provide accurate information in relation to a response to an inquiry or filing of a financial statement; and (viii) any other finding determined by the commissioner to be hazardous to the insurer's policyholders, creditors or general public.

If an insurance regulatory authority finds one of our domestic insurance subsidiaries to be in hazardous condition it has the authority, in lieu of placing the insurer into supervision, rehabilitation or liquidation, to enter into a memorandum of understanding with the insurer or issue an order to require the insurer to remedy the hazard. This would include, but is not limited to, ordering the insurer to: (i) increase its capital and surplus, (ii) suspend payments of dividends, (iii) limit or withdraw from certain investments, (iv) correct corporate governance deficiencies and (v) take any other action necessary to cure the hazardous condition.

Periodic Examinations

Our insurance subsidiaries are subject to on-site visits and financial and/or market conduct examinations by state insurance regulatory authorities. We are subject to financial condition examinations in any state in which one of our insurance company subsidiaries is domiciled. For example, Root Insurance Company is Ohio-domiciled and subject to a financial condition examination by the Ohio DOI at least every three to five years, during which the Ohio DOI reviews the Company's financials, governance, and operations, including its relationships and transactions with affiliates. Root Insurance Company's first financial condition examination by the Ohio DOI covered the period of January 1, 2015 through December 31, 2019 and was completed on July 8, 2021. Root Property & Casualty, a Delaware-domiciled insurer, was subject to a similar financial condition examination by the Delaware DOI, which covered the period of January 1, 2016 through December 31, 2020 and was completed on

February 2, 2022. The Ohio DOI and Delaware DOI examination reports are available to the public and contained no formal findings. Additionally, no financial statement adjustments were required as a result of the Ohio DOI and the Delaware DOI examinations.

We are also subject to market conduct examinations in any state in which one of our insurance subsidiaries issues policies. Market conduct examinations examine an insurer's conduct toward policyholders, including complaint handling, marketing, claims, policyholder notice, rate and form filing, and customer service. These examinations can result in fines and other monetary penalties, as well as other regulatory orders requiring remedial, injunctive, or other corrective action. Root Insurance Company is currently undergoing market conduct examination conducted by the Virginia Bureau of Insurance. The Virginia examination is expected to conclude in the first half of 2023. In addition, Root Re, our Cayman Islands subsidiary, is subject to inspections by the Cayman Islands Monetary Authority, or CIMA, on an ad-hoc basis and likely within a five-year period. To date no inspection has occurred.

Statutory Accounting Principles

A licensed insurance carrier's financial statements must be completed in accordance with statutory accounting principles, or SAP. SAP was developed by U.S. insurance regulators as a method of accounting used to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer's ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction.

Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations differ somewhat from generally accepted accounting principles in the United States, or GAAP, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. Other assets such as goodwill are accounted for under GAAP financial statements but not SAP. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

Credit for Reinsurance

Root Insurance Company is currently party to a number of reinsurance agreements under which it has ceded a portion of the risk it is insuring to various reinsurers. State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state's credit for reinsurance laws. Once an insurance carrier has received credit for reinsurance it does not need to hold separate admitted assets as reserves to cover claims on the risks that it has ceded to the reinsurer. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Root Insurance Company's reinsurers qualify for credit for reinsurance so that Root Insurance Company is able to take full financial statement credit for its reinsurance.

Rate Regulation

Most states require personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state's regulatory authority. In certain cases, such rating plans, policy forms, or both must be approved prior to use.

We currently have products on file and approved in the following states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia, and Wisconsin.

The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

An insurer's ability to adjust its rates in response to competition or to changing costs depends on an insurer's ability to demonstrate to the regulator that its rates or proposed rating plan meet the requirements of the rating laws. In those states that significantly restrict an insurer's discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer's ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.

From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. In particular, auto insurers have come under increasing pressure because of inflation and other macroeconomic factors. Whether this pressure continues to exist depends on the macroeconomic environment. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict with precision the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

Insolvency Funds and Associations, Guarantee Funds, Assigned Risk Plans, Mandatory Pools, and Insurance Facilities

Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations, which they fund through an annual assessment. In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These funds cover payments of claims of state policyholders whose admitted insurance carriers have become insolvent. The annual assessments required in any one year will vary from state to state and are subject to various maximum assessments per line of insurance.

Investment Regulation

Root Insurance Company is subject to Ohio's rules and regulations governing the investment of its assets. Similarly, Root Property & Casualty is subject to Delaware's rules and regulations governing invested assets. These laws generally require that an insurance company invest in a diverse portfolio and limit their investments in certain asset categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of those investments.

Trade Practices

Insurance producers are subject to regulation on how they may sell, solicit or negotiate insurance and conduct their business, with state laws prohibiting certain unfair trade practices. Such practices include, but are not limited to, false advertising, making false statements to regulators, unfair discrimination and rebating premium to policyholders above certain de minimis amounts. We set business conduct policies and provide training to make our employee-agents and other customer service personnel aware of these prohibitions and require them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

Insurance companies, third-party administrators and individual claims adjusters are generally prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions, failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, failing to adopt reasonable standards for the investigation and settlement of a claim and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies to make claims adjusters aware of these prohibitions and to require them to conduct their activities in compliance with these statutes.

Commission Sharing

Insurance producers cannot share insurance commissions with any person for selling, soliciting or negotiating insurance unless such person holds an insurance producer license in the lines of insurance that are being transacted. Under the insurance laws of most states, there is a limited exception to this prohibition on commission sharing for the payment of referral fees to unlicensed persons, provided that the fee is a flat fee that is not contingent on the purchase of insurance and the referral does not involve the discussion of the terms or conditions of the policy.

Data Privacy

The use of non-public personal information in the insurance industry is subject to regulation under the privacy provisions of the Gramm-Leach Bliley Act and the NAIC Insurance Information and Privacy Act, as adopted and implemented by the various state legislatures and insurance regulators, including through the California Financial Information Privacy Act. Pursuant to these laws and regulations, among other things, an insurance carrier or producer must disclose its privacy policies to all of its applicants and policyholders and must also provide either an opt-in or opt-out, depending on the state, to the sharing of non-public personal information with unaffiliated third parties. Under these rules and regulations, insurance companies and producers must also establish a program of administrative, technical, and physical safeguards designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of customer information, and protect against unauthorized access to or use of customer information that could result in substantial harm or inconvenience to the customers.

We are also subject to the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, and the California Privacy Rights Act, or CPRA, which took effect on January 1, 2023. The CCPA and CPRA give California residents the right to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed disclosures about how their personal information is used and shared. The CCPA and CPRA exempt certain information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, the Gramm-Leach-Bliley Act or the federal Driver's Privacy Protection Act, which also apply to us. However, the definition of "personal information" in the CCPA is broad and encompasses other information that we process beyond the scope of this exemption.

Cybersecurity

Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider and adopt new cybersecurity regulations. On October 24, 2017, the NAIC adopted the Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. A number of states have adopted versions of the Insurance Data Security Model Law, each with a different effective date. Root takes steps to comply with financial industry cybersecurity regulations and believes it complies in all material respects with their requirements but the patchwork nature of the laws in this area currently can make it more costly and difficult to ensure compliance. Our board of directors oversees cybersecurity risk management and delegates oversight of our information security program to our executive officers and chief information security officer, who is responsible for the day-to-day management of our information security program and provides updates to the Audit, Risk and Finance committee of our board of directors at each of its meetings. Our incident response team, headed by our general counsel, reports material information security incidents to our executive officers, who in turn report them to our board of directors.

Federal Regulation

The regulation of insurance companies is principally a matter of state law, and the federal government does not directly regulate the transaction of insurance. However, federal regulation and initiatives do have an impact on the insurance industry. In particular, the Federal Insurance Office, or FIO, was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor and coordinate the regulation of the insurance industry across the United States.

Although the FIO has limited direct regulatory authority over insurance companies or other insurance industry participants, it does represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors, or IAIS. In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, or FSOC, assists the Secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, monitors trends in the insurance industry and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. The FIO has the ability to make a recommendation to the FSOC to designate an insurer as "systemically significant," subjecting the insurer to regulation by the Federal Reserve as a bank holding company, which could lead to higher capital requirements.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws, false advertising laws, anti-money laundering laws, the Fair Credit Reporting Act, or FCRA, and the economic and trade sanctions implemented by the Office of Foreign Assets Control, or OFAC. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

Available Information

General information about Root, Inc., including our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, can be found at ir.joinroot.com under the "Governance" tab by selecting "Documents & Charters." We will post on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics requiring disclosure under applicable rules within four business days of the amendment or waiver. Charters for the Audit, Risk and Finance Committee, Compensation Committee, and Nominating and Governance Committee are also available at this location. Root, Inc. uses its website, ir.joinroot.com, as a channel for routine distribution of important information, including news releases and other investor communications. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. These documents are also available in hard copy, free of charge, by contacting our Investor Relations office. Additionally, the SEC maintains a website (www.sec.gov) that contains the reports, proxy statements and information statements, and other information regarding issuers that file or furnish electronically with the SEC. In addition, our website allows investors and other interested persons to sign up to automatically receive email alerts when we post news releases and financial information on our website. Information contained on our website is not incorporated into this Annual Report on Form 10-K or other securities filings.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial position and results of operations. Although the risks are organized by headings and each risk is described separately, many of the risks are interrelated. The risks that we have highlighted in the following section of this report are not the only ones that we face. Our business involves various risks and uncertainties as well as those associated with the general business and insurance industry environments.

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this Annual Report on Form 10-K, before deciding to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of net losses and could continue to incur substantial net losses in the future. We may not be able to grow or achieve or maintain profitability in the future.

We have incurred net losses on an annual basis since our incorporation in 2015, and we may incur significant net losses in the future. We incurred net losses of $297.7 million, $521.1 million and $363.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. We had an accumulated loss of $1,567.8 million and $1,270.1 million as of December 31, 2022 and December 31, 2021, respectively.

The principal driver of our losses to date is our loss ratios associated with accidents by our customers. As a newer and historically high growth-focused full-stack insurance company, we have a higher proportion of new customers and/or customers who are inclined to more regularly shop for insurance relative to longer-tenured insurance companies. This higher proportion of new and shopper customers typically generates proportionately greater losses, thus impacting our loss ratio. Like with other more-tenured insurance companies, over time we expect a greater proportion of all customers will be renewal customers. Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustments expenses, or LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability.

We expect accumulated net loss to continue to increase as we continue to make investments in the development and expansion of our business. Expenses contributing to a net loss may occur in the areas of building embedded products, telematics, digital marketing, brand advertising, consumer-facing technologies, core insurance operations services and lines of insurance not presently offered by Root. We may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, or other losses (for example, litigation losses), which may result in increased costs, impacting our ability to grow. It is difficult to predict the size and growth rate of our market, demand for our services and success of current or potential future competitors and our investments to grow our business may not result in increased or sufficient revenue or growth for several years or at all. Additionally, we will continue to incur significant expenses in connection with the repayment of the outstanding principal and accrued interest on our term loan, and as a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. While our revenue has grown in some recent periods and contracted in others, our historic growth rate may not be sustainable. With changes to our focus areas of growth, our historic growth rates should not be considered indicative of future performance, and we may not realize sufficient revenue to achieve or maintain profitability. Revenue growth rates may slow in future periods due to a number of reasons. We may choose to preserve capital, change our focus areas of growth, or encounter unforeseen or unpredictable factors, which may result in increased operating expenses, other losses, complications or delays slowing demand for our service, increasing competition, a decrease in the growth of our overall market, and our failure to capitalize on growth opportunities or the maturation of our business. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be seriously harmed and we may not achieve or maintain profitability in future periods.

We may lose existing customers or fail to acquire new customers, including through our embedded insurance channel, and our future growth and profitability depend in part on our ability to successfully operate in an insurance industry that is highly competitive. If we are unable to maintain the levels of customer service or continue technological innovation and improvements, our prospects for future growth may be materially adversely affected.

Our ability to attract and retain customers depends, in part, on our ability to successfully expand geographically, grow our business in the markets we currently serve, expand into new lines of business and offer additional products beyond automobile, renters and homeowners insurance. Expanding into new geographic markets takes time, may place us in unfamiliar competitive environments, requires us to navigate and comply with extensive regulations and may occur more slowly than we expect or than it has occurred in the past. While our loss performance has generally improved over time, loss performance is influenced by a number of factors, including inflation, and as more customers renew their policies and remain policyholders for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline, which would adversely impact our profitability. If we lose customers, our value will diminish. In addition, we may fail to accurately predict risk segmentation of new customers or potential customers, which could also reduce our profitability.

Further, the insurance industry in which we operate is highly competitive. Many of our primary competitors have well-established national brands and market similar products. Our competitors include large national insurance companies, as well as up-and-coming companies and new market entrants in the insurtech industry, some of which also utilize telematics and offer forms of usage-based insurance. Several of these established national insurance companies are larger than us and have significant competitive advantages over us, including better name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer, such as health and life. In particular, many of our competitors offer consumers the ability to purchase multiple types of insurance coverage and "bundle" them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. As we expand into new lines of business and offer additional products, we could face intense competition from traditional insurance companies that are already established in such markets.

Our business model and technology are still nascent compared to the established business models of the well-established incumbents in the insurance market. Our success in the automobile insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. New insurance products could take an extended amount of time to be approved by regulatory authorities or may not be approved at all. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate, and our business, results of operations and financial condition could be materially adversely affected.

We have invested in growth strategies by utilizing unique customer value propositions, differentiated product offerings and distinctive advertising campaigns. In addition, we have invested in and are actively attempting to expand our embedded insurance offering. If we are unsuccessful through these strategies in generating new business, retaining a sufficient number of customers or retaining or acquiring key relationships, our ability to maintain or increase premiums written or the ability to sell our products could be adversely impacted. Because of the competitive nature of the insurance industry, there can be no assurance that we will continue to compete effectively within our industry, or that competitive pressures will not have a material effect on our business, results of operations or financial condition. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business may also be adversely affected.

There are many other factors that could negatively affect our ability to maintain or grow our customer base, including if:

•   we fail to offer new and competitive products, or fail to obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as underwriting and rating requirements);

•   we fail to realize profits, retain customers, contract with additional partners to utilize products, or achieve other benefits from our embedded insurance offering;

•   we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our website and our mobile app;

•   our digital platform experiences disruptions; technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; we fail to provide effective updates to our existing products or to keep pace with technological improvements in our industry; or customers have difficulty installing, updating or otherwise accessing our app or website on mobile devices or web browsers as a result of actions by us or third parties;

•   we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

•   customers are unable or unwilling to adopt or embrace new technology or the perception emerges that purchasing insurance products online is not as effective as purchasing those products through traditional offline methods; or

•   we are unable to address customer concerns regarding the content, privacy, and security of our digital platform.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers and could have a material adverse effect on our business, operating results and financial condition.

We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products and services, satisfy our regulatory capital and surplus requirements, cover losses, improve our operating infrastructure or acquire complementary businesses and technologies. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, regulatory requirements, market disruptions and other developments. If our present capital and surplus is insufficient to meet our current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, we may need to raise additional funds through financings or curtail our growth. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, as well as the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of Class A common stock. Further, if the trading price of our Class A common stock remains depressed or declines further, the potential magnitude of this dilution will increase. As an insurance company, we are subject to extensive laws and regulations in every jurisdiction in which we conduct business, and any such issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by such regulatory authorities if such issuances are deemed to result in a person acquiring "control" of our company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors to disclose their organizational structure and detailed financial statements as well as require managing partners, directors and/or senior officers to submit biographical affidavits which may deter investment in our company.

Further, we are restricted by covenants in our Credit Agreement (as defined herein). These covenants restrict, among other things, our ability to incur additional debt without lender consent or grant liens over our assets, which may limit our ability to obtain additional funds.

The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, and results of operations in numerous ways that remain unpredictable.

Our business has been and may continue to be impacted by the effects of the outbreak of the novel strain of coronavirus, or COVID-19, which was declared a global pandemic in March 2020. The COVID-19 pandemic and governmental responses thereto have impacted and may further impact the broader economies of affected countries, including creating or exacerbating supply chain disruptions and inflation and negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates. It is possible that the pandemic and governmental responses thereto will cause increased inflation, an economic slowdown of potentially extended duration, as well as a global recession. The COVID-19 pandemic and governmental responses thereto have resulted, and could further result in, an increase in costs associated with claims under our policies, including the cost to repair or replace vehicles, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations.

Though we continue to monitor the COVID-19 pandemic closely, due to the continued developments, including as a result of new variants, the global breadth of its spread, the range of governmental and community reactions thereto and any delays in wide distribution, or public acceptance, of vaccines (including boosters), there is considerable uncertainty around its duration and ultimate impact. Even after the COVID-19 pandemic subsides, the U.S. economy and other major global economies may experience severe economic aftereffects, such as increased inflation and/or a recession, and we anticipate our business and operations could be materially adversely affected by either in the United States. The impact of the pandemic may also exacerbate the other risks described in these Risk Factors, and additional impacts may arise that we are not currently aware of, any of which could have a material effect on us. In addition, if there is a future resurgence of COVID-19 or the emergence of another pandemic, these negative impacts on our business may be further exacerbated. As a result, the full extent of the impact of the pandemic on our overall financial and operating results, whether in the near or long term, cannot be reasonably estimated at this time.

We rely on telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict our collection or use of this data, our business could be harmed.

We use telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. Our business model is dependent on our ability to collect driving behavior data and utilize telematics. If legislation were to restrict our ability to collect driving behavior data, it could impair our capacity to underwrite insurance cost effectively, negatively impacting our revenue and earnings. In addition, if federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against a protected class of people, regulators could move to prohibit or restrict our collection or use of this data.

Due to Proposition 103 in California, we are currently limited in our ability to use telematics data beyond miles-driven to underwrite insurance, including data on how the car is driven. This has significantly hindered our ability to offer cost-competitive insurance policies in California and could impede our ability to offer insurance policies in other states if they were to pass similar laws or regulations.

Although there is currently limited federal and state legislation outside of California restricting our ability to collect driving behavior data, private organizations are implementing principles and guidelines to protect driver privacy. The Alliance of Automobile Manufacturers and Global Automakers established their Consumer Privacy Protection Principles to provide member automobile manufacturers with a framework with which to consider privacy and build privacy into their products and services while the National Automobile Dealers Association has partnered with the Future of Privacy Forum to produce consumer education guidelines that explain the kinds of information that may be collected by consumers' cars, the guidelines that governs how it is collected and used, and the options consumers may have to protect their vehicle data. The Global Alliance for Vehicle Data Access is another organization that was formed to advocate for driver ownership of all vehicle data, particularly for insurance underwriting purposes. If federal or state legislators pass laws limiting our ability to collect driver data, particularly through driver's smartphones, such legislation could have a material adverse effect on our business, financial condition or results of operations.

Some regulators have expressed interest in the use of external data sources, algorithms and/or predictive models in insurance underwriting or rating. Specifically, regulators have raised questions about the potential for unfair discrimination and lack of transparency associated with the use of external consumer data. A determination by federal or state regulators that the data points we collect and the process we use for collecting data unfairly discriminates against a protected class of people could subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, regulatory fines and other sanctions, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our machine learning and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.

In addition, the National Association of Insurance Commissioners, or NAIC, announced on July 23, 2020 the formation of a new Race and Insurance Special Committee, or the Special Committee. The Special Committee is tasked with analyzing the level of diversity, equity and inclusion within the insurance sector, identifying current practices in the insurance industry that disadvantage minorities and making recommendations to increase diversity, equity and inclusion within the insurance sector and address practices that disadvantage minorities. The Special Committee may look into strengthening unfair discrimination laws, such as prohibiting the use of credit scores in the underwriting of auto insurance. Any new unfair discrimination legislation that would prohibit us from using data that we currently use or plan to use in the future to underwrite insurance could negatively impact our business.

Regulators may also require us to disclose the external data we use, algorithms and/or predictive models prior to approving our underwriting models and rates. Such disclosures could put our intellectual property at risk.

Additionally, existing laws, such as the California Consumer Privacy Act, or the CCPA, future laws, and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our algorithms. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity and quality of our pricing and underwriting processes.

We may fail to maintain an effective embedded insurance product and/or fail to perform under the associated commercial arrangements.

We entered into a commercial agreement with Carvana on October 1, 2021, in which the parties agreed to develop an integrated automobile insurance solution for Carvana's online car buying platform, and we will pay commissions to Carvana for insurance policies purchased by Carvana customers. The commercial agreement includes exclusivity rights to offer automobile insurance on Carvana's platform, and we will partner exclusively with Carvana for an enterprise total loss replacement vehicle solution. In addition, we are pursuing commercial arrangements with other potential partners to utilize an embedded insurance offering. If we or our commercial counterparties, including Carvana, are unable to satisfy obligations under commercial arrangements, if we are unable to maintain an effective embedded insurance product, if we are unable to contract with additional partners to utilize the product, or if our embedded partners experience difficulty with their businesses or if they or we are unable to attract insurance customers, that could have a material and adverse effect on our business, financial condition and results of operations.

We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if our relationships with them deteriorate or terminate, or if other factors related to these third parties arise which are beyond our control, we may be unable to attract new customers rapidly and cost-effectively, which would adversely affect our business and results of operations.

Our success depends on our ability to attract consumers to our website and convert them into customers in a rapid and cost-effective manner through our mobile app. We depend in large part on search engines, social media platforms, digital app stores, content-based online advertising and other online sources for traffic to our website and our mobile app, which are material sources for new consumers.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely modifies or terminates its relationship with us, our expenses could rise if we have to pay a higher price for such listings or if the alternatives we find are more expensive, or we could lose consumers and traffic to our website, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites, and fewer new customers.

Our ability to maintain or increase the number of consumers who purchase our products after being directed to our website or our mobile app from other digital platforms depends on many factors that are not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website and our mobile app were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website and our mobile app, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers' use of ad-blocking software, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including but not limited to Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data, or DASHBOARD, Act would mandate annual disclosure to the Securities and Exchange Commission, or the SEC, of the type and "aggregate value" of user data used by harvesting companies, such as Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, changes to regulations applicable to the insurance brokerage and distribution business may limit our ability to rely on key distribution platforms, such as the Root API, if the third-party distribution platforms are unable to continue to distribute our insurance products without an insurance producer license pursuant to applicable insurance laws and regulations.

From time to time (including in 2022), competition for limited and/or high-value advertising space from our competitors or other companies can result in increases in the costs we incur in our marketing efforts. These increases to our customer acquisition costs depend on a number of factors outside of our control and can negatively affect our business and operating results.

The marketing of our insurance products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with digital app stores, in particular, those operated by Google and Apple. As we grow, we may struggle to maintain cost-effective marketing strategies, and our customer acquisition costs could rise substantially. Furthermore, because many of our customers access our insurance products through a mobile app, we depend on the Apple App Store and the Google Play Store to distribute our mobile app.

Operating system platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts our ability to distribute our mobile app, collect data through it and market our products.

We are subject to the terms of service and policies governing the operating system platforms on which our mobile app runs and the application stores through which we distribute our mobile app, such as those operated by Apple and Google. These terms of service and policies govern the distribution, operation and promotion of applications on such platforms and stores. These platforms and stores have broad discretion to change and interpret their terms of service and policies in a manner that may adversely affect our business. For example, an operating system platform or application store may increase its access fees, restrict the collection of data through mobile apps that run on those platforms, restrict how that data is used and shared, and limit how mobile app publishers advertise online.

Additionally, limitations on our ability to collect, use or share telematics and other data derived from customer activities on smartphones, as well as new technologies that block our ability to collect, use or share such data, could significantly diminish the value of our platform and have an adverse effect on our ability to generate revenue.

Limitations or blockages on our ability to collect, use or share data derived from use of our mobile app may also restrict our ability to analyze such data to facilitate our product improvement, research and development and advertising activities. For example, in 2021, Apple implemented a requirement for applications using its mobile operating systems to obtain an end-user's permission to track them or access their device's advertising identifier for advertising and advertising measurement purposes, as well as other restrictions that could adversely affect our business.

If we were to violate, or be perceived to have violated, the terms of service or policies of an operating system platform or application store, the provider may limit or block our access to it. It is possible that an operating system platform or application store might limit, eliminate or otherwise interfere with the distribution of our mobile app, the features we provide and the manner in which we market our mobile app, or give preferential treatment on their platforms or stores to a competitor. To the extent either of these occur, our business, results of operations and financial condition could be adversely affected.

Furthermore, one of the factors we use to evaluate our customer satisfaction and market position is our Apple App Store ratings. This rating, however, may not be a reliable indicator of our customer satisfaction relative to other companies who are rated on the Apple App Store since, to date, we have received a fraction of the number of reviews of some of the companies we benchmark against, and thus our number of positive reviews may not be as meaningful.

Our expansion within the United States will subject us to additional regulatory approvals and costs and risks, and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States. We currently hold Certificates of Authority in 50 states and the District of Columbia and operate in 34 of those states. We plan to have a presence in all 50 states and the District of Columbia, but cannot guarantee that we will be able to provide nationwide coverage on that timeline or at all. Generally, regulators in states in which our applications were withdrawn preferred that we seek approval at such time that we could demonstrate an underwriting profit and/or willingness to commit to a risk-based capital position greater than what had been required by the Ohio Department of Insurance, or the Ohio DOI.

As we seek to expand in the United States, we may incur significant operating expenses, including expenses in connection with securing applicable regulatory approvals, marketing, hiring additional personnel, engaging third-party service providers and other research and development costs. If we invest substantial time and resources to expand our operations while our revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if we are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

Moreover, our expansion may not be successful for a variety of reasons, including because of:

- one or more states could revoke our license to operate, or implement additional regulatory hurdles that could preclude or inhibit our ability to obtain or maintain our license in such state;

- failures in identifying and entering into joint ventures with strategic partners, or entering into joint ventures that do not produce the desired results;

- challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;

- difficulty in recruiting and retaining licensed, talented and capable employees;

- competition from local incumbents that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

- differing demand dynamics, which may make our product offerings less successful;

- limitations on the repatriation and investment of funds.

If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

Our technology platform may not operate properly or as we expect it to operate.

We utilize our technology platform to gather customer data in order to determine whether or not to write and how to price our insurance products. Similarly, we use our technology platform to process many of our claims. Our technology platform is expensive and complex, its continuous development, maintenance and operation may encounter unforeseen difficulties including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select our customers, incorrectly price insurance products for our customers or incorrectly pay or deny claims made by our customers. These errors could cause us to select an uneconomic mix of customers, encounter customer dissatisfaction, which could lead customers to cancel or fail to renew their insurance policies with us or make it less likely that prospective customers obtain new insurance policies, underprice policies or overpay claims, or incorrectly deny policyholder claims and become subject to liability. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations and financial condition.

While we believe our telematics-based pricing model to be more fair to consumers, it may yield results that customers find unfair. For instance, we may quote certain drivers higher premiums than our competitors, if our model determines that the driver is higher risk even though their higher-risk driving has not resulted in a claim. Such perception of unfairness could negatively impact our brand and reputation.

Regulators may limit our ability to develop or implement our telematics-based pricing model and/or may eliminate or restrict the confidentiality of our proprietary technology.

Our future success depends on our ability to continue to develop and implement our telematics-based pricing model, and to maintain the confidentiality of our proprietary technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could negatively impact our competitive position and result in a material adverse effect on our business, results of operations, and financial condition. For example,

California voters recently approved the California Privacy Rights and Enforcement Act, or the CPRA, which will become effective January 1, 2023, and which affords California residents significantly more control over their personal information, including the right to information about the logic of certain algorithmic decisions about them and the right to opt-out of such decisions, imposes heightened compliance obligations on covered businesses and establishes a new enforcement agency dedicated to consumer privacy. The CPRA mandates issuance of regulations which could require disclosure of our proprietary technology, limit the effectiveness of our products and reduce demand for them.

We are subject to full scope financial examinations by state insurance regulatory authorities in each state in which one of our domestic insurance company subsidiaries is domiciled, which could result in adverse examination findings and necessitate remedial actions.

State insurance regulators perform examinations of insurance companies under their jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities at least every three to five years. Root Insurance Company is Ohio-domiciled and has completed, its first financial examination with the Ohio DOI, which includes a review of the Company's financials, governance, and operations, including its relationships and transactions with affiliates, and a specific examination of our pricing and underwriting methodologies and our regulatory capital. Similarly, Root Property & Casualty is a Delaware-domiciled insurer and completed a similar financial examination by the Delaware DOI. If, as a result of examinations, our regulators determine that our financial condition, capital resources or other aspects of any of our operations are not satisfactory, or that we have violated applicable laws or regulations, such regulator may subject us to fines or other penalties and/or require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action or, in the case of regulatory capital, require us to maintain additional capital. The results of the examinations are a matter of public record, and our reputation may also be harmed by such penalties.

We are subject to market conduct examinations by state insurance regulatory authorities in any state in which our domestic insurance subsidiaries issue insurance policies, which could result in adverse examination findings and necessitate remedial actions.

Our domestic insurance subsidiaries are also subject to other investigations or inquiries, including market conduct examinations, in any state in which they issue policies. These examinations can result in fines and other monetary penalties, as well as other regulatory orders requiring remedial, injunctive, or other corrective action. For example, Root Insurance Company is currently subject to a market conduct examination by the Virginia State Corporation Commission's Bureau of Insurance. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from this examination could have a material adverse effect on our business, reputation, financial condition or results of operations.

Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers: Texas, Georgia and Colorado.

Approximately 35.4% of our gross premiums written for the year ended December 31, 2022 originated from customers in Texas, Georgia and Colorado. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur, and cause material losses in Texas, Georgia or Colorado, our business, financial condition and results of operation could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in Texas, Georgia or Colorado may expose us to more significant risks.

We are subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security, increasing the complexity of compliance. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or adversely affect our business.

In the United States, insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, as adopted and implemented by certain state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow them to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages. Insurance companies are also subject to state-specific privacy laws governing the use of particular data. For instance, the Illinois Biometric Information Privacy Act regulates the use and storage of biometric data such as fingerprints in the insurance industry and requires the informed written consent from policyholders if the insurance company intends to collect or disclose their personal biometric identifiers.

Privacy and data security regulation in the United States is rapidly evolving. For example, existing laws, such as the CCPA, which became effective January 1, 2020, future laws, and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our algorithms. The CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA's restrictions on "sales" of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver's Privacy Protection Act or the California Financial Information Privacy Act from the CCPA's scope, but the CCPA's definition of "personal information" is broad and may encompass other information that we maintain.

The requirements of the CCPA expanded substantially in January 2023 as a result of California voters approving the CPRA- in November 2020. The CPRA gives California residents the ability to: limit use of precise geolocation information and other categories of information classified as "sensitive"; add e-mail addresses and passwords to the list of personal information that, if lost or breached, would entitle affected individuals to bring private lawsuits; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The effects of the CCPA, the CPRA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies, incur substantial compliance costs and subject us to increased potential liability.

Some observers have noted that the CCPA and the CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. There is also discussion in Congress of new comprehensive federal data protection and privacy laws to which we likely would be subject to if enacted. Until an overarching federal privacy law is passed, however, it is anticipated that individual states will continue to adopt or amend state laws and regulations governing data privacy and cybersecurity, which could increase the cost and complexity of our compliance efforts and could impact the integrity and quality of our pricing and underwriting processes.

Additionally, in response to the growing threat of cyberattacks in the insurance industry, certain jurisdictions have begun to impose new cybersecurity laws and regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. A number of states have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. Also in 2017, the New York State Department of Financial Services adopted regulations providing minimum standards for insurance companies' cybersecurity programs, requiring an annual certification confirming compliance. In May 2018, South Carolina passed a cybersecurity bill requiring, among other things, any insurance entity operating in the state to establish and implement a cybersecurity program protecting their business and their customers from a data breach, to investigate data breaches and to notify regulators of a cybersecurity event. Some jurisdictions, such as Connecticut, Massachusetts, Nevada and California have enacted more generalized data security laws that apply to certain data that we process. Although we take steps to comply with financial industry cybersecurity regulations and other data security laws and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in material regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

Additionally, we are subject to the terms of our privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to our customers and other third parties. Any failure or perceived failure by us or third parties we work with to comply with these policies, disclosures, and obligations to customers or other third parties, or privacy or data security laws may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business.

Data security breaches, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, compromise our confidential information or our customers' personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website and mobile app may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and are subject to fraud, computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or mobile app shutdowns.

From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or mobile apps may misappropriate data and attempt to imitate our brand or the functionality of our website or our mobile app. If we become aware of such websites or mobile apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or mobile apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. Regardless of whether we can successfully enforce our rights against the operators of these websites or mobile apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Many of our services are provided through the Internet which increases our exposure to potential cybersecurity attacks. We have experienced cybersecurity threats to our information technology infrastructure and have experienced non-material cybersecurity attacks, attempts to breach our systems, fraudulent activity and other similar incidents.

Future threats could cause harm to our business and our reputation and challenge our ability to provide reliable service, as well as negatively impact our results of operations materially. Our insurance coverage may not be adequate to cover all the costs related to cybersecurity attacks or disruptions resulting from such events.

Operating our business and products involves the collection, storage, use and transmission of sensitive, proprietary and confidential information, including personal information, pertaining to our current, prospective and past customers, employees, contractors, and business partners. The security measures we take to protect this information may be compromised as a result of computer malware, viruses, social engineering, ransomware attacks, credential stuffing attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. For example, attempts to fraudulently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems and the information in them have increased and could be successful. Cybersecurity incidents can also result from malfeasance of our personnel, theft, errors, data leaks, and security vulnerabilities or bugs in our website, mobile apps or the software or systems on which we rely. Cybersecurity incidents have in the past resulted in unauthorized access to certain personal information that we handle, and may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time.

We rely on third parties to provide critical services that help us deliver our solutions and operate our business. These third parties may support or operate critical business systems for us or store or process the same sensitive, proprietary and confidential information that we handle. They may not have adequate security measures and could experience a cybersecurity incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third parties for any resulting liability that we incur.

There are many different cybercrime and hacking techniques and such techniques continue to evolve, and we may be unable to anticipate attempted security breaches, react to cybersecurity incidents in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

A security breach or other cybersecurity incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage our reputation and brand; reduce demand for our insurance products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could have a material adverse effect on our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our customers or potential customers that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.

We cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. In some cases, particularly in the case of websites or mobile apps operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites or mobile apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or mobile apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Our brand may not become as widely known or accepted as incumbents' brands or the brand may become tarnished.

Many of our competitors have brands that are well-recognized. As a relatively new entrant into the insurance market, we have spent, and expect that we will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building our reputation. We may not be able to build brand awareness to levels matching our competitors, and our efforts at building, maintaining and enhancing our reputation could fail and/or may not be cost-effective. Complaints or negative publicity about our business practices, our marketing and advertising campaigns (including marketing affiliations or partnerships), our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether real or perceived, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we will need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost effective. If we are unable to maintain or enhance our reputation or enhance consumer awareness of our brand in a cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of key senior management personnel could harm our business and future prospects.

Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives, or our business may contract and we may lose market share. We have implemented involuntary workforce reductions in the past, which may have harmed our reputation and relationship with our employees and may make it more difficult for us to recruit top talent, and we may implement workforce reductions in the future to support other business objectives. We have experienced the effects of the current competitive labor market and our workforce reductions and have responded by increasing wages and/or benefits in certain circumstances and provided cash and equity to retain certain employees in order to attract and retain employees, all of which may continue to negatively impact our results of operations. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that our cash and equity incentives and other compensation and benefits will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our Class A common stock does not increase or declines further. In addition, our ability to attract, retain and motivate employees may be impacted by our recent workforce reductions. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

We depend on our senior management, including Alexander Timm, our Chief Executive Officer. We have experienced turnover among our senior management and employees. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management and other key personnel, including as a result of our workforce reductions or our business results, we may not be able to successfully manage our business, meet competitive challenges or achieve our business objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.

New legislation or legal requirements may affect how we communicate with our customers, which could have an adverse effect on our business model, financial condition, and results of operations.

State and federal lawmakers and insurance regulators are focusing on the use of artificial intelligence broadly, including, in particular, concerns about transparency, deception, and fairness. For instance, on August 24, 2020 the NAIC adopted guiding principles on artificial intelligence developed by the NAIC's AI Working Group to provide guidance to regulators on the use of artificial intelligence in the insurance industry. In addition, legislation regulating the use of artificial intelligence has been enacted in several states and has been proposed on the federal level. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. We may also be required to disclose our proprietary software to regulators, putting our intellectual property at risk, in order to receive regulatory approval to use such artificial intelligence in the underwriting of insurance and/or the payment of claims. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. For example, California's Bolstering Online Transparency Act, effective as of July 2019, makes it unlawful for any person to use a bot to communicate with a person in California online with the intent to mislead the other person about the bot's artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. Although we have taken steps to mitigate our liability for violations of this and other laws restricting the use of electronic communication tools, no assurances can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.

Under the terms of our policies, we are required to accurately and timely evaluate and pay claims. Our ability to do so depends on a number of factors, including the efficacy of our claims processing, the training and experience of our claims adjusters, including our third-party claims administrators, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

We believe that the speed at which our technology-based claims processing platform allows us to process and pay claims is a differentiating factor for our business relative to our competitors, and an increase in the average time to process claims could lead to customer dissatisfaction and undermine our reputation and position in the insurance marketplace. If our claims adjusters or third-party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our operating margins. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or other legal proceedings and litigation against us, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Unexpected increases in the frequency or severity of claims may adversely affect our results of operations and financial condition.

Our business may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. Changes in claim frequency may result from changes in mix of business, miles driven, distracted driving, weather, pandemics, macroeconomic or other factors. A significant increase in claim frequency could have an adverse effect on our results of operations and financial condition.

Changes in bodily injury claim severity are impacted by inflation in medical costs, litigation trends and precedents, regulation and the overall safety of automobile travel. Changes in auto property damage claim severity are driven primarily by inflation in the cost to repair or replace vehicles, including parts and labor rates, the mix of vehicles that are declared total losses, model year mix as well as used car values. While actuarial models for pricing and reserving typically include an expected level of inflation, unanticipated increases in claim severity can arise from events that are inherently difficult to predict such as inflationary shocks or surges in health care costs. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

We are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. The NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. It identifies insurers that may be inadequately capitalized by looking at certain risk factors, including asset risk, credit risk and underwriting risk with respect to the insurer's business in order to determine an insurer's authorized control level risk-based capital. An insurer's risk-based capital ratio measures the relationship between its total adjusted capital and its authorized control level risk-based capital.

Insurers with a ratio falling below certain calculated thresholds may be subject to varying degrees of regulatory action, including heightened supervision, examination, rehabilitation or liquidation. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the Company intends to take that are reasonably expected to result in the elimination of the Company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. Lower percentages trigger increasingly severe regulatory responses. In the event of a mandatory control level event (triggered when an insurer's total adjusted capital falls below 70% of its authorized control level risk-based capital), an insurer's primary regulator is required to take steps to place the insurer into receivership.

In addition, the NAIC Insurance Regulatory Information System, or IRIS, is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. If our ratios fall outside of the usual range for one or more ratios set forth by the NAIC for any number of reasons, it could subject us to heightened regulatory scrutiny or measures or create investor uncertainty around the stability of our financial condition, which could harm our business. We have disclosed to the Ohio DOI that certain of our ratios fall outside the usual range for one or more IRIS ratio factors. The Ohio DOI has acknowledged this and taken no regulatory action, although there can be no assurance that the Ohio DOI will not do so in the future.

Further, the NAIC has promulgated a Model Regulation to Define Standards and Commissioner's Authority for Companies Deemed to be in Hazardous Financial Condition, or the Hazardous Financial Condition Standards, which has been adopted by states in whole or part. If our financial condition is deemed by state insurance regulators to meet the Hazardous Financial Conditions Standards, it could subject us to heightened regulatory scrutiny or measures or create uncertainty around the stability of our financial condition, which could harm our business. The Ohio DOI has determined that our financial condition does meet certain of those standards and requires us to provide the Ohio DOI with monthly financial reports. The South Carolina Department of Insurance and the Florida Office of Insurance Regulation also require the provision of monthly financial reports.

Similarly, our wholly-owned, Cayman Islands-based captive reinsurer, Root Re, is subject to additional capital and other regulatory requirements imposed by the CIMA. Although these capital requirements are generally less constraining than U.S. capital requirements, failure to satisfy these requirements could result in regulatory actions from the CIMA or loss of or modification of Root Re's Class B(iii) insurer license, which could adversely impact our ability to improve our overall capital efficiency and support our "capital-efficient" model.

As a new entrant to the insurance industry, we may face additional capital and surplus requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature, or fraud that may be perpetrated by employees or external parties.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent policy acquisitions or claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity by customers, purported customers and/or claimants have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud. Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation.

In February 2023, we filed suit against a former senior marketing employee and other defendants to recover approximately $10 million of funds we believe were misappropriated, but there can be no guarantee that we will be able to recover any funds from such former employee or the other defendants. While we maintain insurance coverage to protect us against such loss, our coverage is less than the amount of that loss and may be insufficient or inadequate to cover future losses.

We rely on our mobile application to execute our business strategy. Government regulation of the internet and the use of mobile applications in particular is evolving, and unfavorable changes could seriously harm our business.

We rely on our mobile application to execute our business strategy. We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and the use of mobile applications in particular. Existing and future laws and regulations may impede the growth of the internet or other online services and increase the cost of providing online services. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, electronic signatures and consents, consumer protection and social media marketing. It is at times not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet and the use of mobile applications in particular, as the vast majority of these laws were adopted prior to the advent of the internet and the use of mobile applications and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet and the use of mobile applications in particular, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, currently comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our mobile application or website by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights, patents, know-how, and other intellectual property rights are important assets for us, in the United States and other jurisdictions. We rely on, and expect to continue to rely on, various agreements with our employees, independent contractors, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, and trade secret laws, to protect our brand and other intellectual property rights. Such agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, especially in foreign jurisdictions, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that we endeavor to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures we undertake to establish and maintain such trade secret protection may be inadequate. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may not adequately protect our trade secrets, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require us to disclose certain proprietary information or technology, such as our proprietary algorithms, to regulators or other third parties, including our competitors, which could impair or result in the loss of trade secret protection for such information or technology. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations and competitive position.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims or otherwise limit the scope of such intellectual property. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing our inventions to the public, such disclosure may facilitate our competitors developing improvements to our innovations. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business. In addition, other parties may independently develop similar or competing technologies designed around any patents or patent applications that we hold. Some of our products and technologies are not covered by any patent or patent application. A failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies.

We currently hold various domain names relating to our brand, including root.com, rootinsurance.com and root-enterprise.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our mobile app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development teams for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

Claims by others that we infringed proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of infringement of intellectual property rights against us. Although we believe that we will likely have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain agents' errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

If we are unable to underwrite risks accurately or charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing depends on our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our technology-based pricing platform.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to cancel insurance contracts, non-renew customers, or raise premiums. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to fewer customers and lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:

- collect and properly analyze a substantial volume of data from our customers;

- develop, test and apply appropriate actuarial projections and rating formulas;

- review and evaluate competitive product offerings and pricing dynamics;

- closely monitor and timely recognize changes in trends; and

- project both frequency and severity of our customers' losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including:

- insufficient or unreliable data;

- incorrect or incomplete analysis of available data;

- uncertainties generally inherent in estimates and assumptions;

- our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

- incorrect or incomplete analysis of the competitive environment;

- regulatory constraints on rate increases; and

- our failure to accurately estimate investment yields and the duration of our liability for loss and LAE, as well as unanticipated court decisions, legislation or regulatory action.

To address the potential inadequacy of our current business model, we may be compelled to increase the amount allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and renewals and, as a result, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to assessments and other surcharges from state guaranty funds, which may reduce our profitability.

We are subject to statutory property and casualty guaranty fund assessments in many states in which we do business. The purpose of a guaranty fund is to protect customers in a particular state by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers in such state. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer's share of voluntary premiums written in the state. During the year ended December 31, 2022, the amounts we contributed to such funds were immaterial; however, as we enter new states the amount we are required to contribute may increase materially.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amounts of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments due to a rise in insurance insolvencies could have a material adverse effect on our financial condition and results of operations.

Litigation and legal proceedings filed by or against us and our subsidiaries, including shareholder litigation related to the initial public offering, could have a material adverse effect on our business, results of operations and financial condition, and may divert management's attention and resources away from our business.

From time to time, we are subject to allegations, and may be party to litigation and legal proceedings relating to our business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. We expect that as our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively.

As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. We are currently defending putative class actions filed in Texas and Louisiana. Claims against insurers could be based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ a technology platform to collect customer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect our brand and reputation, regardless of whether such allegations have merit or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.

Additionally, on May 19, 2021, a purported class action complaint was filed against the Company and certain of its current officers and directors in the U.S. District Court for the Southern District of Ohio (Case No. 2:21-cv-01197) on behalf of certain Root shareholders alleging that defendants made false or misleading statements and omissions of purportedly material fact, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 thereunder, and of Sections 11 and 15 of the Securities Act of 1933, or the Securities Act, in connection with and following the Company's initial public offering. On June 27, 2022, a verified shareholder derivative complaint was filed against certain of the Company's current and former officers and directors in the U.S District Court for the District of Delaware (Case No. 1:22-cv-00865). The Company was named as a nominal defendant. The complaint alleges that defendants made false or misleading statements and omissions of purportedly material fact, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties, were unjustly enriched, wasted corporate assets, and are liable under Section 11(f) of the Securities Act, in connection with and following the Company's initial public offering. This litigation can subject us to substantial costs and divert resources and the attention of management from our business. If these claims are successful, our business could be seriously harmed. Even if the claims do not result in protracted litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management's resources and seriously harm our business.

Our ability to utilize our net operating loss carryforwards may be limited.

As of December 31, 2022, we had federal income tax net operating losses, or NOLs, of approximately $1,268.9 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Internal Revenue Code, or the Code, or otherwise. Of our federal NOLs, $640.7 million of losses will begin to expire in tax years 2035 through 2042 and $628.2 million of losses can be carried forward indefinitely.

We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an "ownership change" (very generally defined as a greater than 50% change, by value, in the corporation's equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If we undergo a future ownership change, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.

The Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. For federal NOLs arising in tax years beginning after December 31, 2017, the Tax Act as modified by the CARES Act limits a taxpayer's ability to utilize non-P&C NOL carryforwards in taxable years beginning after December 31, 2020, to 80% of taxable income. In addition, federal non-P&C NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but carryback of NOLs are generally permitted to the prior five taxable years only for NOLs arising in taxable years beginning before January 1, 2021 and after December 31, 2017. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOLs are expected to be utilized. The new limitation on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future. In addition, for state income tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023.

Risks Related to Our Business Model and Industry

The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increase premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have an adverse effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. Our regulated insurance subsidiaries, Root Insurance Company and Root Property & Casualty Insurance Company, obtain reinsurance to help manage exposure to property and casualty insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our regulated insurance subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. We are also subject to the risk that under applicable insurance laws and regulations we may not be able to take credit for the reinsurance on our financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that we have ceded to the reinsurer. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance underwritings, or develop or seek other alternatives.

The unavailability of acceptable reinsurance protection would have a materially adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon our profitability unless policy premium rates could be raised, in most cases subject to approval by state regulators, to offset this additional cost.

Reinsurance subjects us to risks of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have an adverse effect on our results of operations and financial condition.

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, their affiliates, or certain regulatory bodies have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Any disruption, volatility and uncertainty in the financial reinsurance markets may decrease our ability to access such markets on favorable terms or at all. In addition, we are subject to the risk that one or more of our reinsurers will not honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. In addition, any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. Our inability to collect a material recovery from a reinsurer could have a material effect on our results of operations and financial condition.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth.

We are subject to extensive laws and regulations by the individual state insurance departments in the states in which we transact business and the CIMA as it pertains to our captive reinsurance company. These laws and regulations are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, increased required reserves or capital and surplus, and additional limits on our ability to grow or to achieve targeted profitability. Regulations to which our licensed insurance carriers and producer subsidiaries are subject include, but are not limited to: prior approval of transactions resulting in a change of "control"; approval of policy forms and premiums; approval of intercompany service agreements; statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiary must maintain; and establishing minimum reserves that insurance carriers must hold to pay projected insurance claims.

To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. Several states have also adopted legislation prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance as well as unfair claims practices. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and possibly private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents as well as, in certain states, insurers and third-party administrators.

Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators; state attorneys general as well as federal agencies including the SEC, the Financial Industry Regulatory Authority, the Federal Reserve Board, the Federal Insurance Office, the U.S. Department of Labor, the U.S. Department of Justice and the National Labor Relations Board. Consequently, compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act, or FCRA. Among other things, the FCRA requires that insurance companies (i) have a permissible purpose before obtaining and using a consumer report for underwriting purposes and (ii) comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws could subject us to regulatory fines and other sanctions. In addition, given our short operating history and rapid rate of growth, we are more vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, or with respect to our customer communications, and consumer-initiated litigation, including class action litigation, pursuant to regulations providing a private right of action. As a result of such noncompliance, regulators have in the past imposed non-material fines and penalties and could in the future impose fines, rebates or other penalties, including cease-and-desist orders with respect to our operations in an individual state, or all states, until the identified noncompliance is rectified.

In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue or the scope of a regulator's authority may change over time to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This would necessitate changes to our practices that may adversely impact our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. State insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than the holders of securities that we issue. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. Failure to comply with other state insurance laws and regulations in the future could also have a material adverse effect on our business, operating results and financial condition. As another example, the federal government could pass a law expanding its authority to regulate the insurance industry, expanding federal regulation over our business to our detriment. These laws and regulations may limit our ability to grow, raise additional capital or improve the profitability of our business.

Our ability to retain state licenses depends on our ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in that state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, or be subject to the seizure of assets. Any such events could adversely affect our business, results of operations or financial condition. See the sections titled (i) "Regulation — Insurance Regulation", (ii) "Regulation — Insurance Holding Company Regulation" and (iii) "Regulation — Required Licensing" for additional information.

A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and pressures affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our results of operations and financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to the insurer. As an example, an insurance holding company system's ultimate controlling person is required to submit annually to its primary state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. As the ultimate controlling person in the insurance holding company system, we are required to file an annual enterprise risk report. On behalf of Root Insurance Company and Root Property & Casualty Insurance Company, Root Inc. submitted its annual enterprise risk report with Ohio on June 1, 2022. Other changes include the requirement that a controlling person submit prior notice to its supervisory insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expansion of the agreements between an insurer and its affiliates to be filed with its supervisory insurance regulator.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC has developed a group capital calculation covering all entities in our insurance company group for us in solvency monitoring activities. The group capital calculation provides regulators with an additional analytical tool for conducting supervisory activities. The state of our primary state insurance regulator, Ohio, provides that an insurance holding company system that does not write business outside the United States, like us, is not required to file a group capital calculation until June 1, 2025.

We rely on technology and intellectual property from third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms or prices. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

We are subject to payment processing risk.

We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor refuses to provide these services to us and we are unable to find a suitable replacement on a timely basis or at all. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. The failure to do so could result in contractual fines or disruption of our ability to receive credit card payments harming our reputation and financial condition. Data security standards for merchants and service providers that accept credit card payments are prescribed by the PCI Security Standards Council, or PCI, an independent body formed by an association of the major credit card vendors. These standards are intended to promote a common set of data security measures to help ensure the safe handling of sensitive information by companies accepting credit card payments. The PCI data security standards, however, will likely evolve over time to address emerging payment security risks and other issues, requiring additional compliance efforts by us. Our intention is to maintain compliance with PCI's data security standards.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, including the Payment Card Industry Data Security Standard, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Our success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online and mobile app-based products and services as effective alternatives to traditional offline products and services.

We provide automobile and renters insurance products primarily through our websites, mobile apps, and embedded insurance product, which compete with traditional offline insurance counterparts. We believe that the continued growth and acceptance of online products and services as well as those offered through mobile devices generally will depend, to a large extent, on the continued growth in commercial use of the internet and mobile apps, and the continued migration of traditional offline markets and industries online.

Purchasers of insurance may develop the perception that purchasing insurance products online or through a mobile app is not as effective as purchasing such products through a broker or other traditional offline methods, and the insurance market may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that telematics, mobile engagement, a technology-based platform and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that do not use data automation, artificial intelligence and/or bots, or that our processes lead to unfair outcomes, our business, results of operations and financial condition could be adversely affected.

Our actual incurred losses and LAE may be greater than our loss and LAE reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend on our ability to accurately price risk and assess potential losses and LAE under the terms of the policies we underwrite. Reserves do not represent an exact calculation of the unpaid claims liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate or redundant since we will likely misestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, economic and judicial trends and legislative and regulatory changes. Moreover, changing climate conditions, whether due to global climate change or other causes, may increase how often severe weather events and other natural disasters occur, how long they last, and how much insured damage they cause, and may change where the events occur. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves, salvage and subrogation and incurred but not reported, or IBNR, claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, state mix, contractual terms, industry payment and reporting patterns, and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as requiring the availability of multiple limits for a single loss occurrence. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses and expenses for events that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy, which is routinely reviewed by the Audit, Risk and Finance Committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk." In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC. The maximum percentage and types of securities we may invest in are subject to insurance laws and regulations, which may change. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of such investments.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend, or at all. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and LAE, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Risks Related to Ownership of Our Class A Common Stock

Failure to meet the continued listing requirements of Nasdaq could result in delisting of our Class A common stock, which in its turn would negatively affect the price of our Class A common stock and limit investors' ability to trade in our common stock.

Our common stock trades on Nasdaq. Nasdaq rules impose certain continued listing requirements, including the minimum $1 bid price, corporate governance standards and number of public stockholders. If we fail to meet these continued listing requirements, Nasdaq may take steps to delist our Class A common stock. If our Class A common stock is delisted from The Nasdaq Global Select Market, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our Class A common stock;

- a reduced liquidity with respect to our Class A common stock;

- a determination that shares of our Class A common stock are a "penny stock," which will require broker-dealers trading in our Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A common stock;

- a limited amount of news and analyst coverage for our company; and

- a limited ability to issue additional securities or obtain additional financing in the future.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of February 16, 2023, holders of our Class B common stock collectively beneficially own shares representing approximately 83.5% of the voting power of our outstanding capital stock. Our directors and executive officers and their affiliates collectively beneficially own, in the aggregate, shares representing approximately 19.0% of the voting power of our outstanding capital stock. As a result, the holders of our Class B common stock are able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership limits the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock, including our directors and executive officers and their affiliates, who retain their shares in the long term.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire "control" of a domestic insurer until written approval is obtained from the state insurance commissioner. Applicable law provides for a rebuttable presumption of "control" by any person which owns or acquires, directly or indirectly, 10% or more of the voting stock of the insurance company, and a person must seek regulatory approval from the superintendent of the supervisory DOI prior to acquiring direct or indirect "control" of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer, or Form A. As part of this Form A application, the entity acquiring control (as well as any controlling shareholders of such entity) will need to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors and controlling shareholders of each applicable entity. Would-be acquirers may find these requirements burdensome, which could deter potential acquisition proposals and may serve to delay or prevent change of control transactions, including transactions that some or all of the stockholders might consider to be desirable. These requirements may also inhibit our ability to acquire an insurance company should we wish to do so in the future.

We do not intend to pay dividends on our Class A common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. As addressed above, applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare extraordinary stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. Any return to stockholders will therefore be limited to the appreciation of their stock.

As a public company, we are subject to more stringent federal and state law requirements. We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations have and may continue to increase our legal, accounting, investor relations, financial and other costs and expenses, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly now that we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Stockholder activism, the current political environment and the current high level of U.S. government intervention and regulatory reform may also lead to substantial new regulations and disclosure obligations, which may in turn lead to additional compliance costs and impact the manner in which we operate our business in ways we do not currently anticipate. Our management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. Being a public company and the associated rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain adequate coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit, Risk and Finance committee and Compensation Committee, and qualified executive officers.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance, not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Company will have been detected.

We identified and disclosed control deficiencies as of December 31, 2022 that constituted a material weakness. We determined that there were control deficiencies within monitoring controls and the control environment, including the circumvention of control activities that aggregated to a material weakness. We are taking action and intend to remedy the material weakness. For more information regarding the material weakness, refer to Part II Item 9A, "Controls and Procedures."

There can be no assurance that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective in the future, or if our independent registered public accounting firm determines that we have additional material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our auditors, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- establish a classified board of directors such that not all members of the board are elected at one time;

- allow the authorized number of our directors to be changed only by resolution of our board of directors;

- limit the manner in which stockholders can remove directors from the board;

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

- prohibit our stockholders from calling a special meeting of our stockholders;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called "poison pill," that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

- require the approval of the holders of at least 66 2⁄3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our Class A common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors' and officers' liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law:

- any derivative claim or cause of action brought on our behalf;

- any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

- any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

- any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws;

- any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

- any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.

This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Risks Related to Our Indebtedness

Our Credit Agreement includes a floating interest rate that exposes us to interest rate risk, and the terms of our Credit Agreement place restrictions on our operating and financial flexibility. Our failure to comply with covenants contained in the Credit Agreement may result in acceleration of our repayment obligations, which could harm our liquidity, financial condition, operating results, business and prospects and cause the price of our Class A common stock to decline.

Root is a party to a five-year term loan agreement by and among Root, Caret Holdings, Inc., or Caret, as borrower, and other subsidiary loan parties, the lenders party thereto, or the Lenders, and Acquiom Agency Services LLC, as the administrative agent for the Lenders, or the Credit Agreement, pursuant to which, Caret has borrowed a principal amount of $300 million, all of which is currently outstanding. Interest is determined on a floating interest rate calculated on the Secured Overnight Financing Rate, or SOFR, with a 1.0% floor, plus 9%, plus 0.26161% per annum. Rising interest rates have an adverse impact on the cost of debt and results in less cash available to utilize in our operations, and could have a material adverse effect on our business and financial condition.

The Credit Agreement includes limitations that restrict and limit, among other things, our ability to incur other indebtedness and liens, make restricted payments and investments, transfer or sell certain assets, engage in transactions with affiliates, and includes covenants requiring our cash and cash equivalents held in entities other than our insurance subsidiaries to be at least $200 million at all times. This threshold may be reduced to $150 million under two sets of circumstances: issuing 62,500 insurance policies through our Carvana embedded product and achieving a ratio of direct contribution to gross premiums earned of 12%; or ceasing any customer acquisition spend outside of the Carvana agreement and reducing our monthly cash burn to no greater than $12 million.

The Credit Agreement also contains customary events of default, including, among others, payment default, bankruptcy events, cross-default, breaches of covenants and representations and warranties, change of control and judgment defaults. A breach of any of these covenants could result in default under our Credit Agreement, which could prompt lenders to declare all amounts outstanding under the Credit Agreement to be immediately due and payable. A repayment of our debt would materially reduce our cash position and may cause insurance regulators to review our financial condition and require us to take actions to raise additional funds via equity or debt, which may be at less favorable terms than under the Credit Agreement. If we do not have sufficient cash or reserves, insurance regulators could take regulatory action. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. An acceleration of our outstanding indebtedness could have serious consequences to our financial condition, operating results, and business.

General Risk Factors

Future acquisitions or investments could disrupt our business and harm our financial condition.

In the future we may pursue acquisitions or investments that we believe will help us achieve our strategic objectives. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks of or related to any investment or acquired business. The process of acquiring a business, product or technology can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:

- intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

- inadequacy of reserves for losses and LAE;

- failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

- regulatory conditions attached to the approval of the acquisition and other regulatory hurdles;

- a need for additional capital that was not anticipated at the time of the acquisition;

- anticipated benefits not materializing or being lower than anticipated;

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- transition of the acquired company's customers;

- difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

- retention of employees or business partners of an acquired company;

- cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's accounting, management information, human resources and other administrative systems;

- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

- coordination of product development and sales and marketing functions;

- theft of our trade secrets or confidential information that we share with potential acquisition candidates;

- risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;

- adverse market reaction to an acquisition;

- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

- litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill in our consolidated balance sheet, any of which could seriously harm our business.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenue and results of operations could vary significantly from quarter to quarter and year to year and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of customers purchasing our insurance products and renewing their agreements with us as well as fluctuations in the timing and amount of our expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new customers and retain existing customers, including in a cost-effective manner;

- our ability to accurately forecast revenue and losses and appropriately plan our expenses;

- the effects of changes in search engine placement and prominence;

- the effects of increased competition on our business;

- our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;

- our ability to protect our existing intellectual property and to create new intellectual property;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to keep pace with technology changes in the insurance, mobile and automobile industries;

- the success of our sales and marketing efforts;

- the success of our embedded insurance platform;

- costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;

- the impact of, and changes in, governmental or other regulation affecting our business;

- the attraction and retention of qualified employees and key personnel;

- our ability to choose and effectively manage third-party service providers;

- our ability to identify and engage in joint ventures and strategic partnerships;

- the impact of litigation or other losses;

- the effect of increasing interest rates on our available cash;

- the effects of natural or man-made catastrophic events;

- the effectiveness of our internal controls; and

- changes in our tax rates or exposure to additional tax liabilities.

New or changing technologies, including those impacting personal transportation, could cause a disruption in our business model, which may materially impact our results of operations and financial condition.

If we fail to anticipate the impact on our business of changing technology, including automotive technology, our ability to successfully operate may be materially impaired. Our business could also be affected by potential technological changes, such as autonomous or partially autonomous vehicles or technologies that facilitate ride, car or home sharing, the more widespread adoption of electric vehicles (including potentially as a result of climate change or regulatory responses to it), or vehicles with built-in telematics features. Such changes could disrupt the demand for products from current customers, create coverage issues or impact the frequency or severity of losses, or reduce the size of the automobile insurance market, causing our business to decline. Since auto insurance constitutes substantially all of our business, we are more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time. We may not be able to respond effectively to these changes, which could have a material effect on our results of operations and financial condition.

Future sales of our Class A common stock in the public market by current shareholders could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Columbus, Ohio, and consists of 43,228 square feet under a lease agreement that expires in 2027. We lease all of our facilities and do not own any real property. We also sublease certain office space to the extent we no longer need that space for current and anticipated future needs. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

For additional information regarding our leases, refer to Note 8, "Leases," in the Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

From time to time, we are party to litigation and legal proceedings relating to our business operations. While the outcome of all legal actions is not presently determinable, except as noted in Note 13, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we do not believe that we are party to any current or pending legal action that could reasonably be expected to have a material adverse effect on our financial condition or results of operations and cash flow.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market, or Nasdaq, under the symbol "ROOT." Our Class A common stock began trading on Nasdaq on October 28, 2020. Prior to that date, there was no public trading market for our Class A common stock. Our Class B common stock is neither listed nor traded, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and is automatically converted upon sale or transfer into one share of Class A common stock.

Holders of Record

As of February 16, 2023, Root had 40 common stockholders of record of Class A common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

As of February 16, 2023, Root had 46 common stockholders of record of Class B common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future. This Management's Discussion and Analysis does not discuss 2020 performance or a comparison of 2021 versus 2020 performance for select areas where we have determined the omitted information is not necessary to understand our current period financial condition, changes in our financial condition, or our results. The omitted information may be found in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission, or the SEC, on February 23, 2022.

Overview

Root is a tech-enabled insurance company revolutionizing personal insurance with a pricing model based upon fairness and a modern customer experience. We operate primarily a direct-to-consumer model in which we currently acquire the majority of our customers through mobile applications. We are also focused on expanding our embedded insurance platform, where we acquire customers through strategic partnerships.

We believe the Root advantage is derived from our unique ability to efficiently and effectively bind auto insurance policies quickly, through direct and embedded channels, aided by segmenting individual risk based on complex behavioral data and proprietary telematics. Our customer experience is built for ease of use and a product offering made possible with our full-stack insurance structure. These are all uniquely integrated into a single cloud-based technology platform that captures the entire insurance value chain—from customer acquisition to underwriting to claims and administration to ongoing customer engagement.

Our model benefits from portfolio maturity. As we scale the business and develop our embedded products, our results are disproportionately weighted towards new customers compared to traditional insurance carriers. As we build an underlying base of recurring customers, we expect the following financial impacts:

• *Improved loss ratio.* Renewal premiums, referring to premiums from a customer's second term and beyond, have lower loss ratios as compared to new premiums in the customer's first term. As we grow our business, we anticipate, consistent with industry norms, that a greater proportion of our premiums will be from customer renewals and drive down the loss ratio across our portfolio. We also continue to revise contracts to tighten underwriting and implement rate increases to control the impact of increased loss costs.

• *Reduced marketing as a percentage of premium*. Certain recurring customer premiums have no associated customer acquisition costs and minimal underwriting costs, driving profitability. As we grow our business, we anticipate, consistent with industry norms, that a greater proportion of our premiums will be from customer renewals without associated marketing costs.

• *Increased revenue per customer.* Over time we expect to refine our fee schedules to be more consistent with industry norms. This, paired with strengthened underwriting, will facilitate the opportunity to generate additional fee revenue per customer.

We use technology to drive efficiency across all functions, including distribution, underwriting, policy administration and claims in particular. We believe this allows us to operate with a cost to acquire and cost to serve advantage. We continue to develop machine learning loss models, which allows us to respond more quickly to changes in the market, improve pricing segmentation and take appropriate and timely rate actions. We efficiently acquire customers directly through multiple channels, including embedded, digital (performance), channel media, referrals and agency. Our evolving acquisition strategy includes utilizing our embedded platform through current and future embedded partners. Traditionally, our marketing costs have historically been well below industry averages, although in any given period, these costs can vary by acquisition strategy, channel mix, by state, or due to seasonality or due to the competitive environment. Today, we acquire the vast majority of our customers through the embedded platform, mobile app and mobile website. We believe that through prudent investment in and diversification of our marketing channels, including a focus on embedded insurance through our current and future strategic partners, and leveraging proprietary data science and technology will position us for more sustainable, long-term and profitable growth.

As a full-stack insurance company, we currently employ a "capital-efficient" model, which utilizes a variety of reinsurance structures at elevated levels of reinsurance. These reinsurance structures deliver three core objectives (1) top-line growth without a commensurate increase in regulatory capital requirements, (2) support of customer acquisition costs and (3) protection from outsized losses or tail events. We expect to maintain an elevated level of third-party quota share reinsurance while scaling our business in order to operate a capital-efficient business model. As our business scales, we expect to have the flexibility to reduce our quota share levels to maximize the return to shareholders.

We have included net loss and LAE ratio, net expense ratio, and net combined ratio as key performance indicators, which include the impact of reinsurance. These net metrics are useful to help illustrate the underwriting and operating expense performance and operating health of the overall business. A combined ratio under 100% indicates an underwriting profit while a combined ratio over 100% indicates an underwriting loss.

Given the significant impact of reinsurance on our results of operations, we use certain gross basis key performance indicators to manage and measure our business operations and enhance investor understanding of our business model prior to reinsurance. We believe our long-term success will be apparent through the progression of our gross metrics. Results of operations on a gross basis alone are not achievable under our regulatory landscape given our historical top-line growth and resulting capital requirements, which are relieved, in part, by obtaining reinsurance. The gross metrics have historically included gross premiums written, gross premiums earned, direct contribution, gross loss ratio, gross LAE ratio and gross accident period loss ratio. We have added gross expense ratio and gross combined ratio as key performance indicators and we believe these metrics provide useful insight to illustrate the expense and operating health of the business, prior to reinsurance. A gross combined ratio under 100% indicates an underwriting profit, prior to reinsurance, while a gross combined ratio over 100% indicates an underwriting loss, prior to reinsurance.

In addition to our gross basis metrics, management uses adjusted earnings before interest, tax, depreciation, amortization, or adjusted EBITDA, as an integral part of managing our business. We believe adjusted EBITDA provides investors with useful insight into our business because such measure eliminates the effects of certain charges that are not directly attributable to our underlying operating performance. For additional information, including definitions of these key metrics, see "— Key Performance Indicators" and for reconciliations of Direct Contribution and adjusted EBITDA to the most directly comparable generally accepted accounting principles in the United States, or GAAP, metric, see "— Non-GAAP Financial Measures."

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Manage Risk

We leverage technology to help manage risk. For instance, we leverage machine learning to "clean" behavioral data obtained through a customer's mobile device, and we use advanced statistical methods to model that data into usable behavior scores. We leverage intelligent chat functions and various forms of machine learning and advanced automation to help power our claims function. Technology is a key differentiator in managing risk across our key functions. Our success depends on our ability to adequately and competitively price risk.

Our Ability to Attract New Customers

Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. We intend to continue to drive new customer growth by leveraging our differentiated consumer experience, our embedded channel, machine learning loss models and our telematics-based pricing. Additionally, our proprietary dataset will continue to scale as we grow, enabling us to enhance our predictive models to further improve pricing and attract potential new customers. We will also continue to target attractive potential customer segments through our embedded experience and digital marketing channels. Our ability to attract new customers will depend on a number of factors, including the pricing of our products, offerings of our competitors, our ability to expand into new markets, success of our embedded channel and the effectiveness of our marketing efforts. Our ability to attract and retain customers depends on maintaining and strengthening our brand by providing superior customer experiences and competitive pricing. In particular, we are challenged by traditional insurers who have more diverse product offerings and longer established operating histories. These competitors can mimic certain aspects of our digital platform and offerings, and as they have more types of insurance products, can offer customers the ability to "bundle" multiple coverage types together, which may be attractive to many customers.

Our Ability to Retain Customers

Our ability to derive significant lifetime value from our customer relationships depends, in part, on our ability to retain our customers over time. Strong retention allows us to build a recurring revenue base, generating additional premiums term over term without material incremental marketing costs. As we broadly retain customers and our book of business evolves to be more weighted towards renewals versus new business, as is the case with our mature competitors, we will benefit from the inherently lower loss ratios that characterize renewed premiums. Our ability to retain customers will depend on a number of factors, including our customers' satisfaction with our products, offerings of our competitors and pricing of products.

Our Ability to be Licensed in all States in the United States

Our long-term growth opportunity will benefit from our ability to provide insurance across more states in the United States. Today, we are currently licensed in 50 states (48 states for personal auto) and the District of Columbia and operate in 34 of those states. Our state expansion has unlocked a large total addressable market for sustained growth, made our direct targeted marketing more efficient and created an opportunity to build a national brand, supporting our marketing holistically.

Our Ability to Expand Premiums Through Cross-Sell and Fee Income Per Policy

We are in the early stages of cross-selling non-auto products across our customer base. In 2019, we began offering renters insurance and, in May 2020, we launched our homeowners insurance product in partnership with Homesite Insurance, or Homesite. Cross-sales allow us to generate additional premiums (renters) and fee income (homeowners) without material incremental marketing spend, and ultimately higher revenue per customer. We have also observed that bundling products with auto insurance improves retention as the relationship with our customer expands. Our success in expanding revenues through cross-sales and greater fee income per policy depends on our marketing efforts with new products, continuous state expansion of these offerings and the pricing of our bundled products and continuing to refine the fee schedules in our policyholder contracts to be more consistent with industry norms. The success of our renters insurance offering is also subject to our ability to develop underwriting capabilities to adequately price renters risk.

Recent Developments Affecting Comparability

COVID-19 Impact

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 pandemic and governmental responses thereto have impacted and may further impact the broader economic environment, including creating or exacerbating supply chain disruptions and inflation and negatively impacting unemployment levels, economic growth, the proper functioning of financial and capital markets and interest rates.

The economic instability caused by the COVID-19 pandemic has led to acute inflationary pressures, supply chain disruptions, rising interest rates and a downturn in equity markets. There is a risk of inflation remaining elevated for an extended period, which could cause claims and claim expenses to increase, impact the performance of our investment portfolio or have other adverse effects. Rising interest rates and reduced equity values have increased the cost of capital and may limit our ability to raise additional capital. In addition, we have seen an increase in the value of used vehicles and replacement parts. These cost increases have resulted in greater claims severity while being partially offset by higher subrogation recoveries on damaged vehicles. We continue to file in multiple states to establish rates that more closely follow the evolving loss cost trends.

As the COVID-19 pandemic continues, there is ongoing uncertainty around the severity and duration of the pandemic and the pandemic's potential impact on our business and our financial performance. See the section titled "Risk Factors" for more details.

Comprehensive Reinsurance

We expect to continue to utilize reinsurance in the future, and our diversified approach to reinsurance allows us to be flexible in response to changes in market conditions or our own business changes, which allows us to strategically fuel profitable growth and technology investment by optimizing the amount of capital required.

Key Performance Indicators

We regularly review a number of metrics, including the following key performance indicators, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. There were certain key performance indicators that management no longer utilized to actively monitor the performance of the business and we believe are no longer useful metrics to provide as key performance indicators. These metrics include the renters policies in force, renters premiums per policy, renters premiums in force, adjusted gross profit/(loss), gross margin, ratio of adjusted gross profit/(loss) to total revenue, ratio of adjusted gross profit/(loss) to gross premiums earned, ratio of direct contribution to total revenue and ratio of direct contribution to gross premiums earned.

We believe the non-GAAP and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See the section titled "— Non-GAAP Financial Measures" for additional information regarding our use of direct contribution and adjusted EBITDA and their reconciliations to the most directly comparable GAAP measures.

	Years Ended December 31,					
	2022		**2021**		**2020**	
	(dollars in millions, except Premiums per policy)					
Policies in force		220,354		354,371		322,759
Premiums per policy	$	1,220	$	1,006	$	939
Premiums in force	$	537.7	$	713.0	$	606.1
Gross premiums written	$	600.0	$	742.6	$	616.8
Gross premiums earned	$	643.6	$	719.6	$	605.2
Gross profit/(loss)	$	(32.2)	$	(51.9)	$	(14.2)
Net loss	$	(297.7)	$	(521.1)	$	(363.0)
Direct contribution	$	27.6	$	8.1	$	18.9
Adjusted EBITDA	$	(185.9)	$	(446.1)	$	(249.5)
Net loss and LAE ratio		122.8 %		126.4 %		112.5 %
Net expense ratio		72.2 %		134.5 %		78.1 %
Net combined ratio		195.0 %		260.9 %		190.6 %
Gross loss ratio		82.1 %		86.0 %		82.0 %
Gross LAE ratio		10.3 %		10.5 %		10.1 %
Gross expense ratio		45.4 %		71.3 %		56.5 %
Gross combined ratio		137.8 %		167.8 %		148.6 %
Gross accident period loss ratio		80.9 %		88.7 %		76.1 %

Policies in Force

We define policies in force as the number of current and active auto insurance policyholders underwritten by us as of the period end date. We view policies in force as an important metric to assess our financial performance because policy growth drives our revenue growth, expands brand awareness, deepens our market penetration, and generates additional data to continue to improve the functioning of our platform.

Premiums per Policy

We define premiums per policy as the ratio of gross premiums written on auto insurance policies in force at the end of the period divided by policies in force. We view premiums per policy as an important metric since the higher the premiums per policy the greater the amount of earned premium we expect from each policy.

Premiums in Force

We define premiums in force as premiums per policy multiplied by policies in force multiplied by two. We view premiums in force as an estimate of annualized run rate of gross premiums written as of a given period. Since our auto policies are six-month policies, we multiply this figure by two in order to determine an annualized amount of premiums in force. We view this as an important metric because it is an indicator of the size of our portfolio of policies as well as an indicator of expected earned premium over the coming 12 months. Premiums in force is not a forecast of future revenue nor is it a reliable indicator of revenue expected to be earned in any given period. We believe that our calculation of premiums in force is useful to investors and analysts because it captures the impact of fluctuations in customers and premiums per policy at the end of each reported period, without adjusting for known or projected policy updates, cancellations and non-renewals.

Gross Premiums Written

We define gross premiums written, as the total amount of gross premium on policies that were bound during the period less the prorated impact of policy cancellations. Gross premiums written includes direct premiums and assumed premiums. We view gross premiums written as an important metric because it is the metric that most closely correlates with changes in gross premiums earned. We use gross premiums written, which excludes the impact of premiums ceded to reinsurers, to manage our business because we believe that it reflects the business volume and direct economic benefit generated by our customer acquisition activities, which along with our underlying underwriting and claims operations (gross loss ratio and gross LAE) are the key drivers of our future profit opportunities. Additionally, premiums ceded to reinsurers can change significantly based on the type and mix of reinsurance structures we use, and, as such, we have the optionality to fully retain the premiums from customers acquired in the future.

Gross Premiums Earned

We define gross premiums earned as the amount of gross premium that was earned during the period. Premiums are earned over the period in which insurance protection is provided, which is typically six months. Gross premiums earned includes direct premiums and assumed premiums. We view gross premiums earned as an important metric as it allows us to evaluate our premium levels prior to the impacts of reinsurance. It is the primary driver of our consolidated GAAP revenues. As with gross premiums written, we use gross premiums earned, which excludes the impact of premiums ceded to reinsurers to manage our business, because we believe that it reflects the business volume and direct economic benefit generated by our customer acquisition activities, which along with our underlying underwriting and claims operations (gross loss ratio and gross LAE) are the key drivers of our future profit opportunities.

Gross Profit/(Loss)

We define gross profit/(loss) as total revenue minus net loss and LAE and other insurance (benefit) expense. We view gross profit/(loss) as an important metric because we believe it is informative of the financial performance of our core insurance business.

Direct Contribution

We define direct contribution, a non-GAAP financial measure, as gross profit/(loss) excluding net investment income, net realized gains (losses) on investments, report costs, salaries, health benefits, bonuses, employee retirement plan related expenses and employee share-based compensation expense, allocated overhead, licenses, net commissions, professional fees and other expenses, ceded earned premium, ceded loss and LAE, and net ceding commission and other. Net ceding commission and other is comprised of ceding commission received in connection with reinsurance ceded, partially offset by amortization of excess ceding commission, and other impacts of reinsurance ceded which are included in other insurance (benefit) expense. After these adjustments, the resulting calculation is inclusive of only those gross variable costs of revenue incurred on the successful acquisition of business. We view direct contribution as an important metric because we believe it measures progress towards the profitability of our total policy portfolio prior to the impact of reinsurance.

See the section titled "— Non-GAAP Financial Measures" for a reconciliation of total revenue to direct contribution.

Adjusted EBITDA

We define adjusted EBITDA, a non-GAAP financial measure, as net loss excluding interest expense, income tax expense, depreciation and amortization, share-based compensation, warrant compensation expense, restructuring charges, and write-off of prepaid marketing expense and reclassifications of certain sales and marketing expenses, and related legal and other fees, net of anticipated insurance recovery. After these adjustments, the resulting calculation represents expenses directly attributable to our operating performance. We use adjusted EBITDA as an internal performance measure in the management of our operations because we believe it provides management and other users of our financial information useful insight into our results of operations and underlying business performance. Adjusted EBITDA should not be viewed as a substitute for net loss calculated in accordance with GAAP, and other companies may define adjusted EBITDA differently.

See the section titled "— Non-GAAP Financial Measures" for a reconciliation of net loss to adjusted EBITDA.

Net Loss and LAE Ratio

We define net loss and LAE ratio expressed as a percentage, as the ratio of net loss and LAE to net premiums earned. We view net loss and LAE ratio as important metric because it allows us to evaluate loss trends as a percentage of net premiums and believe it is useful for investors to evaluate those separately from other operating expenses.

Net Expense Ratio

We define net expense ratio expressed as a percentage, as the ratio of all operating expenses less loss and LAE and less fee income to net premiums earned. We view net expense ratio as important because it allows us to analyze our expense and acquisition trends, net of fee income, and allows investors to evaluate these expenses exclusive of our loss and LAE expenses.

Net Combined Ratio

We define net combined ratio expressed as a percentage, as the sum of net loss and LAE ratio and net expense ratio. We view net combined ratio as important because it allows us to analyze our underwriting result trends and is a key indicator of overall profitability and health of the overall business. We believe it is useful to investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. A net combined ratio under 100% indicates an underwriting profit, while a net combined ratio greater than 100% indicates an underwriting loss.

Gross Loss Ratio

We define gross loss ratio expressed as a percentage, as the ratio of gross losses to gross premiums earned. Gross loss ratio excludes LAE. We view gross loss ratio as an important metric because it allows us to evaluate incurred losses and LAE separately prior to the impact of reinsurance.

Gross LAE Ratio

We define gross LAE ratio expressed as a percentage, as the ratio of gross LAE to gross premiums earned. We view gross LAE ratio as an important metric because it allows us to evaluate incurred losses and LAE separately. Currently, we do not cede any of our LAE to our third-party quota share reinsurance treaties; therefore, we actively monitor LAE ratio as it has a direct impact on our results regardless of our reinsurance strategy.

Gross Expense Ratio

We define gross expense ratio expressed as a percentage as the ratio of gross operating expenses less loss and LAE and less fee income to gross premiums earned. We view gross expense ratio as important because it allows us to analyze the underlying expense base of the business and establish expense targets, prior to the impact of reinsurance. We believe gross expense ratio is useful for investors to further evaluate business health and performance, prior to the impact of reinsurance.

Gross Combined Ratio

We define gross combined ratio expressed as a percentage as the sum of the gross loss ratio, gross LAE ratio and gross expense ratio. We view gross combined ratio as important because it allows us to evaluate financial performance and establish targets that we believe more closely reflects the underlying performance and profitability of the business prior to reinsurance. Further, we believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our gross underwriting performance. A gross combined ratio under 100% indicates an underwriting profit while a gross combined ratio greater than 100% indicates an underwriting loss, prior to the impact of reinsurance.

Gross Accident Period Loss Ratio

Gross accident period loss ratio, expressed as a percentage, represents all losses and claims expected to arise from insured events that occurred during the applicable period regardless of when they are reported and finally settled divided by gross premiums earned for the same period. Changes to our loss reserves are the primary driver of the difference between our gross accident period loss ratio and gross loss ratio. We believe that gross accident period loss ratio is useful in evaluating expected losses prior to the impact of reinsurance.

Components of Our Results of Operations

Revenue

We generate revenue from net premiums earned, net investment income, net realized gains on investments, fee income and other income.

Net Premiums Earned

Premiums written are deferred and earned pro rata over the policy period. Net premiums earned represents the earned portion of our gross premiums written, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. We expect net premiums earned to decrease in the short-term as our policies in force decrease continues to outpace premiums written from new business. In the near-term, we expect to grow new writings with our embedded products and greater average premiums per policy to generate growth in net premiums earned.

Net Investment Income

Net investment income represents interest earned from our fixed maturity and short-term investments and cash and cash equivalents and unrealized gains from our private equity investments less investment expenses. Net investment income is directly correlated with the overall size of our investment portfolio, market level of interest rates and changes in fair value of our private equity investments. Net investment income will vary with the size and composition of our investment portfolio, market returns and the investment strategy.

Net Realized Gains on Investments

Net realized gains on investments represents the difference between the amount received by us on the sale of an investment as compared to the investment's amortized cost basis.

Fee Income

For those policyholders who pay premiums on an installment basis, we charge a flat fee for each installment related to the additional administrative costs associated with processing more frequent billing. We recognize this fee income in the period in which we process each installment.

Other Income

Other income is primarily comprised of revenue earned from distributing website and app policy inquiry leads in geographies where we do not have a presence, recognized when we generate the lead; commissions earned for homeowners policies placed with third-party insurance companies where we have no exposure to the insured risk, recognized on the effective date of the associated policy; and sale of enterprise technology products to provide telematics-based data collection and trip tracking, recognized ratably as the service is performed.

Operating Expenses

Our operating expenses consist of loss and LAE, sales and marketing, other insurance (benefit) expense, technology and development, and general and administrative expenses.

Loss and Loss Adjustment Expenses

Loss and LAE include the costs incurred for claims, payments made and estimated future payments to be made to or on behalf of our policyholders, including expenses needed to adjust or settle claims, net of amounts ceded to reinsurers. Loss and LAE include an amount determined using adjuster determined case-base estimates for reported claims and actuarial determined unpaid claim estimates using past experience and historical emergence patterns for unreported losses and LAE. These reserves are a liability established to cover the estimated ultimate cost to settle insured losses. The unpaid loss estimates consider loss trends, mix of business, and other risk factors impacting claims settlement. The method used to estimate unpaid LAE liability is based on claims transaction data, including the relative cost of adjusting and settling a range of claim types from express material damage claims to more complex injury cases.

Loss and LAE are net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity to write more business. These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Loss and LAE may be paid out over a period of years.

Various other expenses incurred during claims processing are considered LAE. These amounts include related salaries, health benefits, bonuses, employee retirement plan related expenses and employee share-based compensation expense, or Personnel Costs, for claims related employees; software expense; internally developed software amortization; and overhead allocated based on headcount, or Overhead.

Sales and Marketing

Sales and marketing expense includes spending related to performance and embedded channels, channel media, advertising, branding, public relations, sponsorship, consumer insights and referral fees. These expenses also include related Personnel Costs, Overhead and certain warrant compensation expense related to our embedded channel. We incur sales and marketing expenses for all product offerings. Sales and marketing are expensed as incurred. Certain warrant compensation expense is recognized on a pro-rata basis considering progress toward completing Carvana's online buying platform, or the Integrated Platform, under the Carvana commercial agreement.

We plan to continue investing in and diversifying our marketing channels, including costs incurred related to our embedded channel, to attract and acquire new customers, increase our brand awareness, and expand our product offerings within certain markets. We expect that in the long-term, our sales and marketing will decrease as a percentage of revenue as the proportion of renewals to our total business increases.

Other Insurance (Benefit) Expense

Other insurance (benefit) expense includes underwriting expenses, credit card and policy processing expenses, premium write-offs, insurance license expenses, certain warrant compensation expense related to our embedded channel, and Personnel Costs and Overhead related to actuarial and certain data science activities. Other insurance (benefit) expense also includes amortization of deferred acquisition costs like certain commissions, premium taxes, and report costs related to the successful acquisition of a policy. Other insurance (benefit) expense is expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. These expenses are also recognized net of ceding commissions earned. Certain warrant compensation expense is recognized on a pro-rata basis for policies originated from the Integrated Platform towards milestones as defined under the Carvana commercial agreement.

Technology and Development

Technology and development expense consists of software development costs related to our mobile app and homegrown information technology systems; third-party services related to infrastructure support; Personnel Costs and Overhead for engineering, product, technology, and certain data science activities; and amortization of internally developed software. Technology and development is expensed as incurred, except for development and testing costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life. Over time, we expect technology and development to decrease as a percentage of revenue.

General and Administrative

General and administrative expenses primarily relate to external professional service expenses; Personnel Costs and Overhead for corporate functions; and depreciation expense for computers, furniture and other fixed assets; write-offs; and restructuring costs associated with the involuntary workforce reductions. Restructuring costs include severance, benefits, share-based compensation, employee compensation expense, dependent upon continuous employment for certain employees, and related employee costs, real estate exit costs and software costs. General and administrative expenses are expensed as incurred. We expect general and administrative expenses to decrease as a percentage of total revenue over time.

Non-Operating Expenses

Interest Expense

Interest expense is not an operating expense; therefore, we include these expenses below operating expenses. Interest expense primarily relates to interest incurred on our long-term debt, certain fees that are expensed as incurred and amortization of debt issuance costs. In addition, changes in the fair value of warrant liabilities that were associated with our long-term debt are recorded as interest expense.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt is not an operating expense; therefore, we include these expenses below operating expenses. Loss on early extinguishment of debt primarily relates to the difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt. Upon extinguishment of debt, the remaining unamortized discount and debt and warrants issuance costs are recognized as expense.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table presents our results of operations for the periods indicated:

	Years Ended December 31,					
	2022	% of Total Revenue	2021	% of Total Revenue	$ Change	% Change
	(dollars in millions)					
Revenue:						
Net premiums earned	$ 285.9	92.0 %	$ 310.3	89.8 %	$ (24.4)	(7.9)%
Net investment income	6.2	2.0 %	5.0	1.4 %	1.2	24.0 %
Net realized gains on investments	0.5	0.2 %	2.4	0.7 %	(1.9)	(79.2)%
Fee Income	16.5	5.3 %	20.9	6.1 %	(4.4)	(21.1)%
Other income	1.7	0.5 %	6.8	2.0 %	(5.1)	(75.0)%
Total revenues	310.8	100.0 %	345.4	100.0 %	(34.6)	(10.0)%
Operating expenses:						
Loss and loss adjustment expenses	351.0	112.9 %	392.3	113.6 %	(41.3)	(10.5)%
Sales and marketing	48.0	15.5 %	270.2	78.2 %	(222.2)	(82.2)%
Other insurance (benefit) expense	(8.0)	(2.6)%	5.0	1.4 %	(13.0)	(260.0)%
Technology and development	55.5	17.9 %	65.5	19.0 %	(10.0)	(15.3)%
General and administrative	127.4	41.0 %	97.6	28.3 %	29.8	30.5 %
Total operating expenses	573.9	184.7 %	830.6	240.5 %	(256.7)	(30.9)%
Operating loss	(263.1)	(84.7)%	(485.2)	(140.5)%	222.1	(45.8)%
Interest expense	(34.6)	(11.1)%	(20.0)	(5.8)%	(14.6)	73.0 %
Loss on early extinguishment of debt	—	— %	(15.9)	(4.6)%	15.9	(100.0)%
Loss before income tax expense	(297.7)	(95.8)%	(521.1)	(150.9)%	223.4	(42.9)%
Income tax expense	—	— %	—	— %	—	— %
Net loss	(297.7)	(95.8)%	(521.1)	(150.9)%	223.4	(42.9)%
Other comprehensive loss:						
Changes in net unrealized losses on investments	(6.2)	(2.0)%	(5.2)	(1.5)%	(1.0)	19.2 %
Comprehensive loss	$ (303.9)	(97.8)%	$ (526.3)	(152.4)%	$ 222.4	(42.3)%

Revenue

Net Premiums Earned

Net premiums earned decreased $24.4 million, or 7.9%, to $285.9 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to lower policies in force throughout the year as a result of reduced marketing expenditures, partially offset by an increase in premium per policy driven by rate actions.

During the years ended December 31, 2022 and 2021, we ceded approximately 55.6% and 56.9% of our gross premiums earned to third-party reinsurers, respectively. The slight change in ceding percentage between the periods was driven by retaining a marginally larger share of our overall book of business.

The following table presents gross premiums written, ceded premiums written, net premiums written, gross premiums earned, ceded premiums earned and net premiums earned for the years ended December 31, 2022 and 2021:

	Years Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in millions)			
Gross premiums written	$ 600.0	$ 742.6	$ (142.6)	(19.2)%
Ceded premiums written	(331.2)	(397.3)	66.1	(16.6)%
Net premiums written	268.8	345.3	(76.5)	(22.2)%
Gross premiums earned	643.6	719.6	(76.0)	(10.6)%
Ceded premiums earned	(357.7)	(409.3)	51.6	(12.6)%
Net premiums earned	$ 285.9	$ 310.3	$ (24.4)	(7.9)%

The decrease in gross premiums earned was primarily due to lower gross premiums written as a result of reducing marketing expenditures. This decrease was partially offset by a 21.3% increase in premiums per policy for automobile insurance primarily attributable to rate actions.

Fee Income

Fee income decreased $4.4 million, or 21.1%, to $16.5 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to a decrease in installment fees due to lower policies in force.

Other Income

Other income decreased $5.1 million, or 75.0%, to $1.7 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to a $4.9 million reduction in fee revenue from distributing web and app policy inquiry leads to third parties as a result of reducing marketing expenditures.

Operating Expenses

Loss and Loss Adjustment Expenses

Loss and LAE decreased $41.3 million, or 10.5%, to $351.0 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to lower policies in force for the year ended December 31, 2022 compared to 2021.

Gross accident period loss ratios decreased to 80.9% from 88.7% for the years ended December 31, 2022 and 2021, respectively. The change in the loss ratios was driven by growth in average premium per policy primarily attributable to rate actions and improved tenure mix as our book of business matures. This was offset by higher loss costs from increased severity per claim due to inflation, as the industry experienced higher replacement parts cost and growth in used car values. We experienced an 11% increase in severity per claim and 6% decrease in claim frequency for the year ended December 31, 2022 compared to 2021. The claim severity and frequency estimates are based on bodily injury, collision, and property damage coverages.

Sales and Marketing

Sales and marketing decreased $222.2 million, or 82.2%, to $48.0 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to a decline in performance marketing of $175.9 million and branding and advertising of $39.4 million. The reduction in sales and marketing expense is due to a shift in direct marketing strategy in response to changing macroeconomic factors and competitive environment. This was partially offset by $5.4 million increase in content development as we focus on diversifying our marketing channels.

Other Insurance (Benefit) Expense

Other insurance (benefit) expense decreased $13.0 million, or 260.0%, to a benefit of $8.0 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily driven by a $22.8 million decrease in underwriting costs and premium taxes and a $3.5 million decrease in premium write-offs primarily attributable to a decline in gross premiums written. In addition, we experienced a $3.1 million decrease in personnel costs as a result of a decrease in headcount, primarily attributable to the involuntary workforce reductions. This was partially offset by a $10.8 million decrease in earned ceding commission contra-expense due to a decrease in gross premiums written and a $5.7 million increase in Carvana warrant expense as a result of policies originating from the Integrated Platform.

Technology and Development

Technology and development decreased $10.0 million, or 15.3%, to $55.5 million for the year ended December 31, 2022 compared to 2021. The decrease was primarily driven by a $9.7 million decrease in personnel and overhead related costs as a result of a decrease in headcount, primarily attributable to the involuntary workforce reductions.

General and Administrative

General and administrative increased $29.8 million, or 30.5%, to $127.4 million for the year ended December 31, 2022 compared to 2021. The increase was driven by $18.6 million of restructuring costs related to the involuntary workforce reductions and a $9.5 million increase in personnel costs primarily attributable to share-based compensation expenses relating to our equity incentive plan. This was partially offset by a decrease of $4.9 million in professional services and $2.7 million in rent expense as we focused on materially reducing our fixed expenses in 2022 in our drive towards profitability.

In addition, we recognized write-off of prepaid marketing expense and reclassifications of certain sales and marketing expenses to general and administrative expenses of $10.2 million, legal and other fees of $1.2 million, partially offset by an anticipated insurance recovery of $1.9 million, related to the purported misappropriation of funds by a former senior marketing employee.

Non-Operating Expenses

Interest Expense

Interest expense increased $14.6 million, or 73.0%, to $34.6 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to an increase in debt interest expense as a result of higher average outstanding debt and a greater average interest rate for the year ended December 31, 2022 compared to 2021.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt decreased $15.9 million, or 100.0%, to zero for the year ended December 31, 2022 compared to 2021. The decrease was driven by $15.9 million of accelerated amortization of unamortized discount and debt and warrant issuance costs from the extinguishment of our $100.0 million term loan, or Term Loan B, which was early extinguished in 2021.

Comparison of the Years Ended December 31, 2021 and 2020

The following table presents our results of operations for the periods indicated:

	2021	% of Total Revenue	2020	% of Total Revenue	$ Change	% Change
			Years Ended December 31,			
			(dollars in millions)			
Revenue:						
Net premiums earned	$ 310.3	89.8 %	$ 322.5	93.0 %	$ (12.2)	(3.8)%
Net investment income	5.0	1.4 %	5.4	1.6 %	$ (0.4)	(7.4)%
Net realized gains on investments	2.4	0.7 %	0.3	0.1 %	$ 2.1	700.0 %
Fee income	20.9	6.1 %	17.4	5.0 %	$ 3.5	20.1 %
Other income	6.8	2.0 %	1.2	0.3 %	$ 5.6	466.7 %
Total revenue	345.4	100.0 %	346.8	100.0 %	(1.4)	(0.4)%
Operating expenses:						
Loss and loss adjustment expenses	392.3	113.6 %	362.8	104.6 %	29.5	8.1 %
Sales and marketing	270.2	78.2 %	139.7	40.3 %	130.5	93.4 %
Other insurance expense (benefit)	5.0	1.4 %	(1.8)	(0.5)%	6.8	377.8 %
Technology and development	65.5	19.0 %	52.9	15.3 %	12.6	23.8 %
General and administrative	97.6	28.3 %	78.5	22.6 %	19.1	24.3 %
Total operating expenses	830.6	240.5 %	632.1	182.3 %	198.5	31.4 %
Operating loss	(485.2)	(140.5)%	(285.3)	(82.3)%	(199.9)	70.1 %
Interest expense	(20.0)	(5.8)%	(77.7)	(22.4)%	57.7	(74.3)%
Loss on early extinguishment of debt	(15.9)	(4.6)%	—	— %	(15.9)	100.0 %
Loss before income tax expense	(521.1)	(150.9)%	(363.0)	(104.7)%	(158.1)	43.6 %
Income tax expense	—	— %	—	— %	—	— %
Net loss	(521.1)	(150.9)%	(363.0)	(104.7)%	(158.1)	43.6 %
Other comprehensive (loss) income:						
Changes in net unrealized (losses) gains on investments	(5.2)	(1.5)%	5.0	1.5 %	(10.2)	(204.0)%
Comprehensive loss	$ (526.3)	(152.4)%	$ (358.0)	(103.2)%	$ (168.3)	47.0 %

The December 31, 2021 and 2020 results of operations discussion can be found in Part II, Item 7, "Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021.

Non-GAAP Financial Measures

The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, direct contribution and adjusted EBITDA should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (1) monitor and evaluate the performance of our business operations and financial performance; (2) facilitate internal comparisons of the historical operating performance of our business operations; (3) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (4) review and assess the operating performance of our management team; (5) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (6) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Direct Contribution

For the definition of direct contribution and why management believes this measure provides useful information to investors, see "— Key Performance Indicators."

The following table provides a reconciliation of total revenue to direct contribution for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,					
	2022		2021		2020	
	(dollars in millions)					
Total revenue	$	310.8	$	345.4	$	346.8
Loss and loss adjustment expenses		(351.0)		(392.3)		(362.8)
Other insurance benefit (expense)		8.0		(5.0)		1.8
Gross profit/(loss)		(32.2)		(51.9)		(14.2)
Net investment income		(6.2)		(5.0)		(5.4)
Net realized gains on investments		(0.5)		(2.4)		(0.3)
Adjustments from other insurance benefit (expense)[1]		38.4		56.0		40.9
Ceded premiums earned		357.7		409.3		282.7
Ceded loss and loss adjustment expenses		(243.7)		(302.5)		(194.8)
Net ceding commission and other[2]		(85.9)		(95.4)		(90.0)
Direct contribution	$	27.6	$	8.1	$	18.9

_____

(1) Adjustments from other insurance benefit (expense) includes report costs, personnel costs, allocated overhead, licenses, net commissions, professional fees and other.

(2) Net ceding commission and other is comprised of ceding commissions received in connection with reinsurance ceded, partially offset by amortization of excess ceding commission and other impacts of reinsurance ceded.

Adjusted EBITDA

For the definition of adjusted EBITDA and why management believes this measure provides useful information to investors, see "— Key Performance Indicators." The following table provides a reconciliation of net loss to adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,		
	2022	2021	2020
	(dollars in millions)		
Net loss	$ (297.7)	$ (521.1)	$ (363.0)
Adjustments:			
Interest expense	31.9	14.4	69.1
Income tax expense	—	—	—
Depreciation and amortization	12.1	16.6	15.6
Share-based compensation	25.2	19.3	3.7
Tender offer	—	—	25.1
Loss on early extinguishment of debt	—	15.9	—
Warrant compensation expense	14.5	8.8	—
Restructuring costs[1]	18.6	—	—
Write-off[2]	9.5	—	—
Adjusted EBITDA	$ (185.9)	$ (446.1)	$ (249.5)

_____

(1) Restructuring costs consist of severance, benefits, related costs and real estate exit costs comprising of accelerated amortization of certain right-of-use assets, leasehold improvements, furniture and fixtures. This includes $5.3 million of share-based compensation for the year ended December 31, 2022. This also includes $1.7 million of depreciation and amortization for the year ended December 31, 2022. For further information on restructuring costs, see Note 10, "Restructuring Costs," in the Notes to Consolidated Financial Statements.

(2) Write-off of prepaid marketing expense and reclassifications of certain sales and marketing expenses to general and administrative expenses of $10.2 million, legal and other fees of $1.2 million, partially offset by an anticipated insurance recovery of $1.9 million related to the purported misappropriation of funds by a former senior marketing employee.

Liquidity and Capital Resources

General

Since inception, we have financed operations primarily through sales of insurance policies and the net proceeds we have received from our issuance of stock and debt and from sales of investments. Cash generated from operations is highly dependent on being able to efficiently acquire and maintain customers while pricing our insurance products appropriately. We are continuously evaluating alternatives for efficiently funding our ongoing operations. We expect, from time to time, to engage in a variety of financing transactions for such purposes, including the issuance of securities.

Regulatory Considerations

We are organized as a holding company, but our primary operations are conducted by two of our wholly owned insurance subsidiaries, Root Insurance Company, an Ohio-domiciled insurance company, and Root Property & Casualty Insurance Company, a Delaware-domiciled insurance company. The payment of dividends by our insurance subsidiaries is subject to restrictions set forth in the insurance laws and regulations of the States of Ohio and Delaware. To date, our insurance subsidiaries have not paid any dividends and as of December 31, 2022, they were not permitted to pay any dividends without approval of the applicable superintendent, commissioner and/or director.

If our insurance subsidiaries' business grows, the amount of capital we are required to maintain to satisfy our risk-based capital requirements may increase significantly. To comply with these regulations, we may be required to maintain capital in the insurance subsidiaries that we would otherwise invest in our growth and operations. As of December 31, 2022, our insurance subsidiaries maintained a risk-based capital level that is in excess of an amount that would require any corrective actions on our part.

Our wholly owned, Cayman Islands-based reinsurance subsidiary, Root Reinsurance Company, Ltd., or Root Re, maintains a Class B(iii) insurer license under Cayman Islands Monetary Authority, or CIMA. At December 31, 2022, Root Re was subject to compliance with certain capital levels and a net earned premium to capital ratio of 15:1, which was maintained as of December 31, 2022. The capital ratio can fluctuate at Root Re's election, subject to regulatory approval. Root Re's primary sources of funds are capital contributions from the holding company, assumed insurance premiums and net investment income. These funds are primarily used to pay claims and operating expenses and to purchase investments. Root Re must receive approval from CIMA before it can pay any dividend to the holding company.

Financing Arrangements

In August 2022, a subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18, which became effective on August 12, 2022. Accordingly, all stock, equity award, warrant, and per share amounts have been adjusted to reflect the reverse stock split for all prior periods presented.

On January 26, 2022, we closed on a $300.0 million five-year term loan, or Term Loan. The maturity of this Term Loan is January 27, 2027. Interest is payable quarterly and is determined on a floating interest rate calculated on the Secured Overnight Financing Rate, or SOFR, with a 1.0% floor, plus 9%, plus 0.26161% per annum. Concurrently with the Term Loan, we also issued to the lender warrants to purchase approximately 0.3 million shares of Class A common stock. Under certain contingent scenarios, the lender may also receive additional warrants to purchase shares of Class A common stock equal to 1.0% of the aggregate number of issued and outstanding shares of our Class A common stock on a fully-diluted basis as of the triggering date.

In November 2021, we repaid the outstanding Term Loan B principal balance of $100.0 million and accrued interest, including paid-in-kind, or PIK interest, and fees of $20.9 million. As a result, we recognized a $15.9 million loss on early extinguishment.

In October 2021, we consummated the transactions contemplated by the investment agreement with Carvana, or the Investment Agreement, that we entered into on August 11, 2021. We received $126.5 million of gross proceeds from the issuance of 14.1 million shares of redeemable convertible preferred stock designated as the Series A Convertible Preferred Stock. We also issued Carvana eight tranches of warrants to purchase shares of our Class A common stock. In connection with the Investment Agreement, we incurred issuance costs of $19.6 million, $9.0 million of which are contingent upon the success of the Investment Agreement as measured by achievement of certain warrant vesting milestones.

In October 2021, upon maturity of our $100 million term loan, or Term Loan A, and expiration of the revolving loan, we repaid the outstanding Term Loan A principal balance of $98.8 million and accrued interest and fees of $0.2 million.

In October 2020, we completed our initial public offering, or IPO, which resulted in the issuance and sale of 1.3 million shares of Class A common stock at the IPO price of $486.00. Concurrently, we issued and sold 1.0 million shares of our Class A common stock in private placements. We received total net proceeds of $1.1 billion after deducting underwriting discounts and other offering costs.

Liquidity

As of December 31, 2022, we had $762.1 million in cash and cash equivalents, of which $559.2 million was held outside of regulated insurance entities. We also had $128.8 million in marketable securities.

Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our marketable securities consist of U.S. Treasury securities and agencies, municipal securities, corporate debt securities, residential and commercial mortgage-backed securities, and other debt obligations.

We believe that our existing cash and cash equivalents, marketable securities and cash flow from operations will be sufficient to support short-term working capital and capital expenditure requirements for at least the next 12 months and the foreseeable future thereafter.

Our long-term capital requirements depend on many factors, including our insurance premium growth rate, rate adequacy, renewal activity, the timing and the amount of cash received from customers, the performance of our products, including the success of our embedded partnerships, loss cost trends, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, the continuing market adoption of offerings on our platform, operating costs, and the ongoing uncertainty in the global markets resulting from the global COVID-19 pandemic.

In the first quarter 2022, in response to inflation and loss cost trends and to further drive efficiency and increased focus on our strategic priorities we instituted an organizational realignment, including an involuntary workforce reduction affecting approximately 330 employees, which represented approximately 20% of our workforce at the time. During the fourth quarter 2022, we initiated a company-wide involuntary workforce reduction affecting approximately 160 employees, which represented approximately 20% of our workforce at the time. The action taken as part of our efforts to improve efficiency and operating costs, and prioritize resources to further strengthen our pricing and underwriting foundation and the continued development of our embedded products. In 2023, we expect to incur approximately $6.6 million of employee compensation expense, dependent upon continuous employment for certain employees, to be recognized ratably through the fourth quarter of 2023. We expect a cash expenditure related to these employee compensation costs in the first quarter of 2024. For additional information regarding organizational realignment and involuntary workforce reductions refer to Note 10, "Restructuring Costs," in the Notes to Consolidated Financial Statements.

Currently, our debt covenants require cash and cash equivalents held in entities other than our insurance subsidiaries to be at least $200.0 million at all times. This threshold may be reduced to $150.0 million under two sets of circumstances: issuing 62,500 insurance policies through our Carvana embedded product and achieving a ratio of direct contribution to gross premiums earned of 12%; or ceasing any customer acquisition spend outside of the Carvana commercial agreement and reducing our monthly cash burn to no greater than $12.0 million.

Through prudent deployment of capital we believe we have sufficient resources, and access to additional debt and equity capital, to adequately meet our obligations as they come due.

Cash Flows

The following table summarizes our cash flow data for the periods presented:

	Years Ended December 31,		
	2022	2021	2020
	(in millions)		
Net cash used in operating activities	$ (210.6)	$ (403.4)	$ (287.2)
Net cash (used in) provided by investing activities	(16.6)	76.9	(114.1)
Net cash provided by (used in) financing activities	283.3	(80.3)	1,098.5

Comparison of Years Ended December 31, 2022 and 2021

Net cash used in operating activities for the year ended December 31, 2022 was $210.6 million compared to $403.4 million of net cash used in operating activities for the year ended December 31, 2021. The decrease in cash used in operating activities was due to a decline in net loss incurred primarily as a result of a reduction in sales and marketing expense due to a shift in direct marketing strategy in response to changing macroeconomic factors and competitive environment and lower payroll, employee-related expenditures and facility costs due to an organizational realignment and involuntary workforce reductions. In addition, timing of premium receipts, timing of cash receipts and payments related to reinsurance activity, and claims payments contributed to the decrease in cash used in operating activities during the year ended December 31, 2022 compared to the prior year.

Net cash used in investing activities for the year ended December 31, 2022 was $16.6 million, primarily due to purchases of investments, capitalization of internally developed software, and purchases of indefinite-lived intangible assets, partially offset by proceeds from maturities, calls and pay downs, and sales of investments. Net cash provided by investing activities for the year ended December 31, 2021 was $76.9 million, primarily due to proceeds from sales, maturities, calls and pay downs of investments, partially offset by purchases of investments and other debt obligations.

Net cash provided by financing activities for the year ended December 31, 2022 was $283.3 million, primarily due to proceeds from our Term Loan. Net cash used in financing activities for the year ended December 31, 2021 was $80.3 million, primarily due to the pay down of debt and payment of preferred stock and related warrants issuance costs, partially offset by proceeds from the issuance of preferred stock and related warrants in connection with our partnership with Carvana.

Comparison of Years Ended December 31, 2021 and 2020

The December 31, 2021 and 2020 net cash discussion can be found in Part II, Item 7, "Liquidity and Capital Resources," of our Annual Report on Form 10-K.

Material Cash Requirements from Contractual and Other Obligations

As of December 31, 2022, our material cash requirements from known contractual and other obligations consisted of purchase commitments, as discussed in Note 13, "Commitments and Contingencies,", operating leases, as discussed in Note 8, "Leases," and a Term Loan, as discussed in Note 7, "Long-Term Debt," in the Notes to Consolidated Financial Statements. We believe we have sufficient resources, and access to additional debt and equity capital, to adequately meet our obligations as they come due.

Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to reserves for loss and LAE, premium write-offs, and valuation allowance on our deferred tax assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe that the accounting estimates described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements.

Loss and LAE Reserves

Loss and LAE reserves represent management's best estimate of the ultimate liability for all reported and unreported claims that occurred prior to the end of each accounting period but have not yet been paid. These reserves are established to cover the estimated ultimate cost to settle insured losses. Loss and LAE reserves include an amount determined using adjuster determined case-base estimates for reported claims and on actuarial unpaid claim estimates using past experience and historical emergence patterns for unreported loss and LAE. Case reserve amounts are determined by claims adjusters following our case reserving practices, which consider the circumstances presented with each claimant, applicable policy provisions, and state law. The unpaid claim estimates consider loss cost trends, mix of business, and other risk factors impacting claims settlement. The methods used to estimate ultimate loss reserves by accident month include reported loss development, paid loss development, expected loss ratio, or ELR, frequency-severity, premium based Bornhuetter/Ferguson, or B/F, and exposure based B/F using frequency-severity. The method used to estimate unpaid LAE reserves is determined by a transaction-based allocation method where historical claim department activities are measured by their relative effort or cost for handling different claim types. Our estimation for unpaid LAE reserves includes the ultimate cost of settling a range of claim types from express material damage claims to more complex bodily injury cases.

The evaluation and estimation of ultimate losses and LAE requires considerable judgment in understanding how claims mature, how claims differ between lines of business, and how changes in the business impact claims settlement over time. Loss reserves represent a liability estimate at a given point in time based on many input variables including historical and statistical information, inflation, contract interpretation, weather catastrophe impacts, regulatory environment, and economic conditions. While we consider many inputs into the loss reserve valuation process, as well as several actuarial methodologies, there is no single method for determining the exact ultimate claims liability. In many cases, we use multiple estimation methods based on the particular facts and circumstances of the claims and liabilities being evaluated, resulting in a range of reasonable estimates for reserves for losses and LAE. We do not discount reserves.

Our actuarial reserving team performs monthly reviews of the claims experience and loss emergence to support our estimation of ultimate losses and LAE. A few considerations and assumptions in estimating ultimate claim liabilities includes relative case reserve adequacy over time, claims cycle time, claims settlement practices, exposure growth, actuarial projections, current economic conditions, driving patterns observed from telematics, weather catastrophes, and claim litigation. Our loss reserves can be grouped by claim type, where amounts related to material damage of vehicles and property tend to settle within six to 12 months, while claims that involve injuries or personal liability have a much longer time period between the occurrence of a loss and the settlement of the claim. In general, the longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Because actual experience can differ from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves. There is considerable uncertainty associated with the actuarial estimates, and therefore the actual losses and LAE paid in the future may differ materially from the reserves we have recorded. Our loss estimates are continually reviewed by management and adjusted as necessary; with adjustments included in the period determined.

The key assumptions that materially affect the estimate of the reserves for loss and LAE are as follows:

• Many of the actuarial estimation methods assume that the speed of claim payments and claim closures, also known as cycle time, remains relatively consistent over time. While fluctuations and improvements in cycle time are expected as we grow, these timing changes can be difficult to discern from normal process risk variability in the data.

• For actuarial methods that rely on case reserve data, there is an implicit assumption that the adequacy of case reserve estimates stays relatively constant over time. For example, if the held case reserves represent the 50th percentile outcome for each claim, then any changes to this case reserve level, either higher or lower, would impact the ultimate loss estimates.

• Actuarial methods that rely on exposure bases, such as premiums or car years, perform better when the mix of business is relatively stable over time. Business growth can change the mix of business across several dimensions: new business versus renewal, geography profile, and underwriting profile. As such, prior estimates of claim frequency, claim severity, or loss ratio may not be as predictive of future results when the mix of business changes.

• Broader macro level economics can have a material impact on loss reserve estimates, such as a rapid change in miles driven, unanticipated inflation, regulatory restrictions, and legal developments as they relate to contract and coverage interpretation and enforceability.

Due to the inherent uncertainty in determining our ultimate cost of settling claims, we evaluate what the potential impact on consolidated results of operations, financial position, and liquidity would be based on a hypothetical 5% and 10% increase or decrease in key assumptions described above. The loss reserve range noted below represents a range of reasonably likely reserves, not a range of all possible reserves. Therefore, the ultimate losses could reach levels corresponding to reserve amounts outside of the range provided. Given our growth from inception in 2015, we believe evaluating sensitivity based on a hypothetical increase or decrease of 5% and 10% is reflective of management's best estimate and provides an illustrative range of variability in key assumptions. The below tables present this sensitivity analysis:

	Scenarios for Changes in Bodily Injury Claim Severity for all Accident Years				
	(10)%	(5)%	—%	5%	10%
Bodily injury liability	$ 100.3	$ 105.9	$ 111.4	$ 117.0	$ 122.6
Uninsured and underinsured bodily injury	25.0	26.4	27.8	29.2	30.5
All other coverages	36.1	36.1	36.1	36.1	36.1
Total losses—net of reinsurance	$ 161.4	$ 168.4	$ 175.3	$ 182.3	$ 189.2

Our loss and LAE reserves are recorded net of external reinsurance and net of amounts expected to be received from salvage (the amount recovered from the damaged property after the we pay for a total loss) and subrogation (the right to recover payments from third parties).

Premium Revenue, Fee Income and Related Expenses

Premiums written are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums written. A premium deficiency, as measured on a gross basis, is recorded when the sum of expected losses, LAE, unamortized acquisition costs and maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. A premium deficiency reserve is recognized as a reduction of deferred acquisition costs and, if necessary, by accruing an additional liability for the deficiency, with a corresponding charge to operations. We did not record a premium deficiency reserve in 2022 or 2021.

In August 2021, we commenced a fronting arrangement with an unaffiliated Texas county mutual insurance company, or the fronting carrier. We route all of our new auto policies and, over time, expect to route certain renewal auto policies, in Texas through the fronting carrier whereby we assume 100% of the related premium and losses on those policies. The fronting arrangement allows us to have greater rating and underwriting flexibility. Premiums assumed are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums assumed. Through this fronting arrangement, we have greater rating and underwriting flexibility that we believe will allow us to more accurately segment risk in Texas to improve profitability.

Premiums receivable represents premiums written but not yet collected. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. Due to a variety of factors, certain premiums billed may not be collected, for which we establish an allowance for doubtful accounts based primarily on an analysis of historical collection experience, adjusted for current economic conditions. Allowance for credit losses was $2.8 million and $5.4 million as of December 31, 2022 and 2021, respectively, on the consolidated balance sheets. A policy is generally considered past due on the first day after its due date and policies greater than 90 days past due are written-off. We recognized premium write-offs, or bad debt expense, of $17.4 million, $20.9 million and $23.6 million for the years ended December 31, 2022, 2021 and 2020 respectively.

For those policyholders who pay premiums on an installment basis, we charge a flat fee for each installment related to the additional administrative costs associated with processing more frequent billings. We recognize this fee income in the period which we process each installment.

Policy acquisition costs, which consists of premium taxes, certain marketing costs and underwriting expenses, and certain commissions, net of ceding commissions, related to the successful acquisition of new or renewal business, are deferred and amortized over the same period in which the related premiums are earned. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro rata share of acquisition costs based on quota share percentage is recorded as an offset to the gross deferred acquisition costs. Any portion of the ceding commission that exceeds the acquisition costs of the business ceded is recorded as excess ceding commission, a deferred liability, and amortized over the same period in which the related premiums are earned.

Reinsurance

In the ordinary course of business, we cede and retrocede a portion of our business written and assumed, respectively, to reinsurers to limit the maximum net loss potential arising from large risks and catastrophes. These arrangements, known as treaties, provide for reinsurance coverage on quota-share and excess-of-loss basis. All reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance. Although the ceding of reinsurance does not discharge us from our primary liability to the policyholder, the insurance company that assumes the coverage assumes the related liability. Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premiums earned and are recognized over the remaining policy period based on the reinsurance protection provided. Amounts applicable to reinsurance ceded for unearned premium reserves are reported as a prepaid reinsurance premiums asset in the accompanying consolidated balance sheets and as a reduction of unearned premiums in Note 6, "Reinsurance," in the Notes to Consolidated Financial Statements. Ceding commissions earned in connection with reinsurance ceded have been accounted for as a reduction of other insurance (benefit) expense in the consolidated statements of operations and comprehensive loss.

Some of our reinsurance agreements provide for amount of coverage based on loss experience referred to as loss corridors and loss ratio caps. We recognize the asset or liability arising from these adjustable features in the period the adjustment occurs, which is calculated based on experience to-date under the agreement.

In the event that all or any of the reinsuring companies might be unable to meet their obligations under existing reinsurance agreements, we would be liable for such defaulted amounts. We evaluate and monitor the financial condition associated with our reinsurers in order to minimize our exposure to significant losses from reinsurer insolvencies. We obtain reinsurance from a diverse group of global reinsurers and monitor concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk. For our reinsurance partners who are not rated, we require adequate levels of collateral or letters of credit to be available to us in the event of downside scenarios. To recognize this risk of credit loss, we have established an allowance for credit losses based on the probability of default and the expected loss given default as influenced by factors such as the reinsurer's credit rating and average life of our reinsurance recoverables. Allowance for credit losses was $0.2 million as of December 31, 2022 and 2021.

Recoverability of Net Deferred Tax Assets

We calculate the tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities in accordance with Accounting Standards Codification 740, *Income Taxes,* or ASC 740. The application of ASC 740 requires a company to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the carrying value of the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance we consider many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of expected reversal; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be used; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that we would employ to avoid a tax benefit expiring unused.

We may be unable to fully use our net operating losses, or NOLs, if at all. Under Section 382 of the Internal Revenue Code, or the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change, by value, in the corporation's equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. The limitation may be such that it prevents the Company from fully utilizing its NOLs existing at the time of the ownership change prior to their expiration, which could also result in a substantial reduction in the deferred tax asset. We currently carry a valuation allowance against our entire net deferred tax asset. As such, any reduction in the deferred tax asset would also result in an offsetting reduction in the valuation allowance.

We have experienced an ownership change. In connection with this ownership change, we do not expect that the limitation under Section 382 of the Code will result in any material reduction in our ability to use pre-ownership change NOLs in the future nor require a reduction in the associated deferred tax asset (or adjustment to the valuation allowance). We may still experience additional ownership changes in the future as a result of subsequent shifts in ownership, which could result in additional limitations on our NOL usage.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain interest and credit rate risks as part of our ongoing business operations.

Interest Rate Risk

We are exposed to interest rate risk on our investment portfolio. Interest rate risk is the risk that we will incur losses due to adverse changes in interest rates relative to the interest rate characteristics of interest bearing assets and liabilities. Our fixed maturity investments include U.S. Treasury securities, municipal securities, corporate debt securities, residential mortgage-backed securities, commercial mortgage-backed securities, and other debt obligations portfolio, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. The fair market value of a portfolio of debt securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in debt securities increases or decreases along with interest rates. We monitor this exposure through periodic reviews of investment portfolio by our management.

We are also exposed to interest rate risk through our term loan facility which incurs interest at floating rates based on changes in the SOFR. Rising interest rates could have an adverse impact on the cost of debt and results in less cash available to utilize in our operations, and could have a material adverse effect on our business and financial condition. A 1% fluctuation in SOFR would not have significantly impacted interest expense during 2022.

Credit Risk

We are exposed to credit risk on our investment portfolio and our reinsurance contracts. Credit risk results from uncertainty in a counterparty's ability to meet its obligations. We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. We manage the exposure to credit risk in our U.S. Treasury securities, municipal securities, corporate debt securities, residential mortgage-backed securities, commercial mortgage-backed securities, and other debt obligations portfolio by investing in high credit quality, investment grade securities and diversifying our holdings. We manage the exposure to credit risk in our reinsurance contracts by obtaining reinsurance from a diverse group of reinsurers and monitoring concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk.

Item 8. Financial Statements and Supplementary Data

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedules other than those listed above are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the consolidated financial statements or notes thereto or elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Root, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Root, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 8 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Loss and Loss Adjustment Expense Reserves – Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

As of December 31, 2022, loss and loss adjustment expense reserves were $287.4 million. The Company's loss and loss adjustment expense reserves are determined by the Company using actuarial methods, models, assumptions, and judgment to estimate the reserves required to cover the amount required to settle insured losses as of the financial statement date.

Loss and loss adjustment expense reserves are inherently uncertain as to timing and amount and the recorded loss and loss adjustment expense reserves may vary materially from the actual ultimate cost of claims, particularly related to those reserves where there is a longer time span between the incidence of a loss and the settlement of a claim. Given the subjectivity in estimating the ultimate loss and loss adjustment expense reserves, due to input variables such as historical and statistical information, inflation, contract interpretation, weather catastrophe impacts, regulatory environment, and economic conditions, among other factors, auditing loss and loss adjustment expense reserves, particularly related to those reserves over a longer periods of time, involved an especially high degree of auditor judgment, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to loss and loss adjustment expense reserves included the following, among others:

- We tested the effectiveness of controls related to loss and loss adjustment expense reserves, including those over the Company's actuarial estimate.

- We tested the completeness and accuracy of the underlying key data inputs that served as the basis for the actuarial estimate.

- With the assistance of our actuarial specialists, we used the Company's claims data to develop a range of independent estimates for the loss and loss adjustment expense reserves, particularly related to those over a longer period of time. We used these independent estimates to assess the reasonableness of the Company's reserves by comparing our estimates to the Company's recorded loss and loss adjustment expense reserves.

- We compared the Company's prior year estimates of expected loss and loss adjustment expense reserves to actual experience during the current year to identify potential bias in the determination of loss and loss adjustment expense reserves.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio

February 22, 2023

We have served as the Company's auditor since 2017.

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
	(in millions, except par value)	
Assets		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $134.2 and $129.5 at December 31, 2022 and December 31, 2021, respectively)	$ 128.4	$ 129.9
Short-term investments (amortized cost: $0.4 and zero at December 31, 2022 and December 31, 2021, respectively)	0.4	—
Other investments	4.4	4.7
Total investments	133.2	134.6
Cash and cash equivalents	762.1	706.0
Restricted cash	1.0	1.0
Premiums receivable, net of allowance of $2.8 and $5.4 at December 31, 2022 and December 31, 2021, respectively	111.9	148.1
Reinsurance recoverable and receivable, net of allowance of $0.2 at December 31, 2022 and December 31, 2021	148.8	155.0
Prepaid reinsurance premiums	74.2	100.8
Other assets	81.7	73.8
Total assets	$ 1,312.9	$ 1,319.3
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity		
Liabilities:		
Loss and loss adjustment expense reserves	$ 287.4	$ 320.2
Unearned premiums	136.5	180.1
Long-term debt and warrants	295.4	—
Reinsurance premiums payable	119.8	101.6
Accounts payable and accrued expenses	39.7	29.1
Other liabilities	45.0	39.9
Total liabilities	923.8	670.9
Commitments and Contingencies (Note 13)		
Redeemable convertible preferred stock, $0.0001 par value, 14.1 shares issued and outstanding at December 31, 2022 and December 31, 2021 (liquidation preference of $126.5) (Note 11)	112.0	112.0
Stockholders' equity:		
Class A common stock, $0.0001 par value, 9.2 and 7.9 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively (Note 11)(1)	—	—
Class B common stock, $0.0001 par value, 5.0 and 6.1 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively (Note 11)(1)	—	—
Additional paid-in capital	1,850.7	1,806.1
Accumulated other comprehensive (loss) income	(5.8)	0.4
Accumulated loss	(1,567.8)	(1,270.1)
Total stockholders' equity	277.1	536.4
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 1,312.9	$ 1,319.3

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

See Notes to Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
	(in millions, except per share data)		
Revenues:			
Net premiums earned	$ 285.9	$ 310.3	$ 322.5
Net investment income	6.2	5.0	5.4
Net realized gains on investments	0.5	2.4	0.3
Fee income	16.5	20.9	17.4
Other income	1.7	6.8	1.2
Total revenues	310.8	345.4	346.8
Operating expenses:			
Loss and loss adjustment expenses	351.0	392.3	362.8
Sales and marketing	48.0	270.2	139.7
Other insurance (benefit) expense	(8.0)	5.0	(1.8)
Technology and development	55.5	65.5	52.9
General and administrative	127.4	97.6	78.5
Total operating expenses	573.9	830.6	632.1
Operating loss	(263.1)	(485.2)	(285.3)
Interest expense	(34.6)	(20.0)	(77.7)
Loss on early extinguishment of debt	—	(15.9)	—
Loss before income tax expense	(297.7)	(521.1)	(363.0)
Income tax expense	—	—	—
Net loss	(297.7)	(521.1)	(363.0)
Other comprehensive (loss) income:			
Changes in net unrealized (losses) gains on investments	(6.2)	(5.2)	5.0
Comprehensive loss	$ (303.9)	$ (526.3)	$ (358.0)
Loss per common share: basic and diluted (both Class A and B)[1]	$ (21.11)	$ (37.76)	$ (86.43)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)[1]	14.1	13.8	4.2

_____

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

See Notes to Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock(1)			Treasury Stock(1)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount	Class A Shares	Class B Shares	Amount	Shares	Amount				
	(in millions)										
Balance—January 1, 2020	158.9	$ 560.4	—	2.5	$ —	0.3	$ (0.1)	$ 10.5	$ 0.6	$ (385.0)	$ (374.0)
Net loss	—	—	—	—	—	—	—	—	—	(363.0)	(363.0)
Other comprehensive income	—	—	—	—	—	—	—	—	5.0	—	5.0
Tender offer and subsequent conversion (Note 12)	2.9	—	—	(0.2)	—	—	—	25.1	—	—	25.1
Conversion of redeemable convertible preferred stock to common stock from IPO	(161.8)	(560.4)	—	9.0	—	—	—	560.4	—	—	560.4
Common stock—issuance of shares from IPO and concurrent private placement, net of issuance costs	—	—	2.4	—	—	—	—	1,098.1	—	—	1,098.1
Conversion of Class B to Class A common stock	—	—	0.9	(0.9)	—	—	—	—	—	—	—
Warrants exercise	—	—	—	0.2	—	—	—	75.2	—	—	75.2
Common stock—option exercises	—	—	—	0.1	—	—	—	1.9	—	—	1.9
Reclassification of early-exercised stock option to liabilities	—	—	—	—	—	—	—	0.2	—	—	0.2
Common stock—share-based compensation expense	—	—	—	—	—	—	—	3.7	—	—	3.7
Settlement of related party loan	—	—	—	—	—	—	(0.7)	0.5	—	—	(0.2)
Balance—December 31, 2020	—	$ —	3.3	10.7	$ —	0.3	$ (0.8)	$ 1,775.6	$ 5.6	$ (748.0)	$ 1,032.4
Cumulative-effect of change in accounting principle (ASU 2016-13), net of tax	—	—	—	—	—	—	—	—	—	(1.0)	(1.0)
Balance at January 1, 2021 (as adjusted for change in accounting principle)	—	$ —	3.3	10.7	$ —	0.3	$ (0.8)	$ 1,775.6	$ 5.6	$ (749.0)	$ 1,031.4
Net loss	—	—	—	—	—	—	—	—	—	(521.1)	(521.1)
Other comprehensive loss	—	—	—	—	—	—	—	—	(5.2)	—	(5.2)
Conversion of Class B to Class A common stock	—	—	4.5	(4.5)	—	—	—	—	—	—	—
Common stock—option exercises and restricted stock units vesting, net of shares withheld for employee taxes	—	—	0.1	—	—	—	—	4.4	—	—	4.4
Reclassification of early-exercised stock option to liabilities	—	—	—	(0.1)	—	—	—	(0.2)	—	—	(0.2)
Common stock—share-based compensation expense	—	—	—	—	—	—	—	19.3	—	—	19.3
Warrant compensation expense	—	—	—	—	—	—	—	8.8	—	—	8.8
Retirement of treasury shares	—	—	—	—	—	(0.3)	0.8	(0.8)	—	—	—
Preferred stock issued	14.1	126.5	—	—	—	—	—	—	—	—	—
Preferred stock and related warrants issuance costs	—	(14.5)	—	—	—	—	—	(1.0)	—	—	(1.0)
Balance—December 31, 2021	14.1	$ 112.0	7.9	6.1	$ —	—	$ —	$ 1,806.1	$ 0.4	$ (1,270.1)	$ 536.4
Net loss	—	—	—	—	—	—	—	—	—	(297.7)	(297.7)
Other comprehensive loss	—	—	—	—	—	—	—	—	(6.2)	—	(6.2)
Conversion of Class B to Class A common stock	—	—	1.1	(1.1)	—	—	—	—	—	—	—
Common stock—option exercises and restricted stock units vesting, net of shares withheld for employee taxes	—	—	0.2	—	—	—	—	0.4	—	—	0.4
Reclassification of early-exercised stock option to liabilities	—	—	—	—	—	—	—	0.2	—	—	0.2
Common stock—share-based compensation expense	—	—	—	—	—	—	—	30.5	—	—	30.5
Warrant compensation expense	—	—	—	—	—	—	—	14.5	—	—	14.5
Warrants issuance costs	—	—	—	—	—	—	—	(1.6)	—	—	(1.6)
Term Loan warrants issued	—	—	—	—	—	—	—	0.6	—	—	0.6
Balance—December 31, 2022	14.1	$ 112.0	9.2	5.0	$ —	—	$ —	$ 1,850.7	$ (5.8)	$ (1,567.8)	$ 277.1

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

See Notes to Consolidated Financial Statements
87

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
	(in millions)		
Cash flows from operating activities:			
Net loss	$ (297.7)	$ (521.1)	$ (363.0)
Adjustments to reconcile net loss to net cash used in operating activities:			
Share-based compensation	30.5	19.3	3.7
Warrant compensation expense	14.5	8.8	—
Tender offer	—	—	25.1
Depreciation and amortization	13.8	16.6	15.6
Bad debt expense	17.4	20.9	23.6
Loss on early extinguishment of debt	—	15.9	—
Warrants fair value adjustment	—	—	54.7
Paid-in-kind interest expense	—	10.6	9.1
Paid-in-kind interest paid	—	(20.5)	—
Net realized gains on investments	(0.5)	(2.4)	(0.3)
Gain on lease modification	(0.9)	—	—
Change in fair value of equity securities	—	(3.8)	—
Changes in operating assets and liabilities:			
Premiums receivable	18.8	(39.7)	(31.0)
Reinsurance recoverable	6.2	(30.4)	(99.5)
Prepaid reinsurance premiums	26.6	12.0	(95.4)
Other assets	(7.5)	0.8	(21.7)
Losses and loss adjustment expenses reserves	(32.8)	83.0	96.5
Unearned premiums	(43.6)	23.0	11.7
Reinsurance premiums payable	18.2	12.5	63.4
Accounts payable and accrued expenses	17.9	(19.2)	18.2
Other liabilities	8.5	10.3	2.1
Net cash used in operating activities	(210.6)	(403.4)	(287.2)
Cash flows from investing activities:			
Purchases of investments	(47.7)	(17.0)	(158.4)
Proceeds from maturities, call and pay downs of investments	34.1	34.7	42.5
Sales of investments	7.1	70.4	17.9
Purchases of indefinite-lived intangible assets and transaction costs	(1.3)	—	(8.9)
Capitalization of internally developed software	(8.8)	(6.6)	(5.4)
Purchases of fixed assets	—	(4.6)	(1.8)
Net cash (used in) provided by investing activities	(16.6)	76.9	(114.1)
Cash flows from financing activities:			
Proceeds from exercise of stock options and restricted stock units, net of tax proceeds/(withholding)	0.3	3.2	2.1
Proceeds from issuance of common stock from IPO and concurrent private placements, net of issuance costs	—	—	1,098.1
Proceeds from issuance of preferred stock and related warrants	—	126.5	—
Payment of preferred stock and related warrants issuance costs	(3.0)	(10.5)	—
Proceeds from issuance of debt and related warrants, net of issuance costs	286.0	—	12.0
Repayments of long-term debt	—	(199.5)	(13.5)
Purchases of treasury stock	—	—	(0.2)
Net cash provided by (used in) financing activities	283.3	(80.3)	1,098.5
Net increase (decrease) in cash, cash equivalents and restricted cash	56.1	(406.8)	697.2
Cash, cash equivalents and restricted cash at beginning of year	707.0	1,113.8	416.6
Cash, cash equivalents and restricted cash at end of year	$ 763.1	$ 707.0	$ 1,113.8

See Notes to Consolidated Financial Statements

1.   NATURE OF BUSINESS

Root, Inc. is a holding company which, directly or indirectly, maintains 100% ownership of each of its subsidiaries, including, among others, Root Insurance Company, an Ohio-domiciled insurance company; Root Property & Casualty Insurance Company, a Delaware-domiciled insurance company; and Root Reinsurance Company, Ltd., a Cayman Islands-domiciled reinsurance company, together with Root, Inc., "we," "us" or "our." We were formed in 2015 and began writing personal auto insurance in July 2016.

We are a technology company operating a primarily direct-to-consumer model with the majority of our personal insurance customers acquired through mobile applications and our embedded platform. We offer auto and renters insurance products underwritten by Root Insurance Company and Root Property & Casualty Insurance Company.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation—The consolidated financial statements include the accounts of Root, Inc. and its subsidiaries, all of which are wholly owned. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in our consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, or LAE, premium write-offs, fair value of warrants and valuation allowance for income taxes.

Revision of Previously Issued Financial Statements—During the fourth quarter of 2022, we identified immaterial errors in our first, second and third quarterly filings of 2022 in the recognition of prepaid marketing expense in other assets on our condensed consolidated balance sheets and the presentation of certain sales and marketing and general and administrative expenses on our condensed consolidated statements of operations and comprehensive loss related to the purported misappropriation of funds by a senior marketing employee. We recognized $10.2 million in general and administrative expenses related to the write-off of prepaid marketing expense and reclassifications of certain sales and marketing expenses during the year-ended December 31, 2022. The errors did not impact periods prior to 2022.

In accordance with SEC Staff Accounting Bulletin, or SAB, No. 99, *Materiality,* and SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, we assessed the materiality of these errors on our financial statements for the year ended December 31, 2022 and concluded the errors were not material to the unaudited interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

Reverse Stock Split— In August 2022, an authorized subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18. On August 12, 2022, we filed a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to effect a 1-for-18 reverse stock split of our Class A and Class B common stock. As a result of the reverse stock split, every 18 shares of our issued or outstanding pre-reverse split common stock of each class were combined into one share of common stock of such class. No fractional shares were issued upon the reverse stock split. On August 15, 2022, our Class A common stock began trading on a split-adjusted basis on the Nasdaq Stock Market.

In connection with the reverse stock split, there was no change to the shares authorized or in the par value per share of $0.0001. In addition, there was no change to the number of shares issued or outstanding for our Series A Preferred Stock. The conversion price for our Series A Preferred Stock was adjusted to $162.00 and the exercise price and number of warrant shares for each of our outstanding warrants were also proportionately adjusted. Accordingly, all historical per share data, number of shares outstanding and other common stock equivalents for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split.

COVID-19—In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. The COVID-19 pandemic and governmental responses thereto have impacted and may further impact the broader economic environment, including creating or exacerbating supply chain disruptions and inflation and negatively impacting unemployment levels, economic growth, the proper functioning of financial and capital markets and interest rates. As a result of certain factors related to the COVID-19 global pandemic, we continue to file in multiple states to establish rates that more closely follow the evolving loss cost trends. As the COVID-19 pandemic continues, there is uncertainty around the severity and duration of the pandemic and the pandemic's potential impact on our business and our financial performance. Accordingly, we cannot predict the impact that it may have on our future results of operations and financial condition.

Legal Contingencies—From time to time, we are party to litigation and legal proceedings relating to our business operations. We consider legal actions relating to claims made in the ordinary course of seeking indemnification for a loss covered by the insurance policy in establishing loss and LAE reserves. In the ordinary course of business we also face certain lawsuits that seek damages beyond policy limits, or extra-contractual claims.

We continually evaluate potential liabilities and reserves for litigation using the guidance issued in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 450, *Contingencies*. Under this guidance, we may only record reserves for a loss if as of the date the financial statements are issued or available to be issued, the likelihood of occurrence is deemed probable and we can reasonably estimate the amount of the loss. When disclosing litigation or claims where a material loss is judged to be reasonably possible, we will disclose an estimated range of loss or state that an estimate cannot be made. We consider each legal action using this guidance and record reserves for losses as warranted by establishing a reserve in loss and loss adjustment expense reserves for extra-contractual claims and other liabilities for class action and other non-claims related lawsuits in our consolidated balance sheets. Any non-reinsurance related recoveries are recognized as other assets in our consolidated balance sheets. We record amounts within loss and loss adjustment expenses for extra-contractual claims and general and administrative for class action and other non-claims related lawsuits in our consolidated statements of operations and comprehensive loss. Further details are discussed in Note 13, "Commitments and Contingencies."

Debt and Equity Issuance Costs—Debt and equity issuance costs, which primarily consist of advisor, legal, accounting, and other third-party fees directly related to issuing debt and equity instruments, are capitalized as other assets in our consolidated balance sheets as incurred. We incurred such costs in connection with our investment agreement we entered into with Carvana Group, LLC, or Carvana, on August 21, 2021, or the Investment Agreement, and our $300.0 million five-year term loan maturing we entered on January 26, 2022, or the Term Loan. Upon close of the related transaction, these deferred issuance costs are generally offset against the related proceeds. Debt issuance costs are subsequently amortized over the term of the financing agreement as interest expense on the consolidated statements of operations and comprehensive loss.

Indefinite-Lived Intangible Assets— In March 2022, we purchased the Root.com domain and recognized $1.3 million, including transaction costs, as of December 31, 2022 in other assets in our consolidated balance sheets. We also had insurance licenses of $8.9 million, including transaction costs, as of December 31, 2022 and 2021 in other assets in our consolidated balance sheets. We incur a minimal fee to renew each license. These intangible assets are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. The impairment test for indefinite-lived intangibles involves first assessing qualitative factors to determine if it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If so, then a quantitative test is performed to compare the estimated fair value of the indefinite-lived intangible asset to the respective asset's carrying amount. The evaluation requires the use of estimates and significant judgments and considers the weight of evidence and significance of all identified events and circumstances and most relevant drivers of fair value, both positive and negative, in determining whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. No impairment was recognized for 2022, 2021, or 2020 related to indefinite-lived intangible assets.

Segment Information—Our chief operating decision maker is the Chief Executive Officer. The chief operating decision maker manages operations, allocates resources, and evaluates financial performance on a company-wide basis. We operate in one reporting segment providing direct-to-consumer insurance products to customers.

Statement of Cash Flows—The supplemental disclosures for cash and non-cash flows for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(in millions)		
Supplemental disclosures:			
Interest paid	$ 24.5	$ 23.9	$ 4.5
Federal income taxes paid	—	—	—
Leasehold improvements - non-cash	0.9	1.5	—
Conversion of preferred stock to common stock - non-cash	—	—	560.4
Conversion of warrants to common stock - non-cash	—	—	75.0
Lease liabilities arising from obtaining right-of-use asset	—	9.9	—
Investment Agreement issuance costs - non-cash	—	9.1	—
Purchases of treasury stock - non-cash	—	—	0.5

Cash, Cash Equivalents and Restricted Cash—Cash consists of cash on deposit. Cash equivalents are short-term, highly liquid investments that on average matures within three months from the date of origination and are principally stated at amortized cost, which approximates their fair value. Restricted cash consists of amounts held by a financial institution to satisfy letter of credit requirements for certain property leases.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amount in the consolidated statements of cash flows:

	2022	2021
	(in millions)	
Cash and cash equivalents	$ 762.1	$ 706.0
Restricted cash	1.0	1.0
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 763.1	$ 707.0

Book Overdraft—If checks are issued in excess of the amount of cash on hand, a book overdraft shall be reclassified to accounts payable on the consolidated balance sheets. When a check is issued whereby a disbursement account is used to write the check, but the account is not funded until the check is presented for payment this "negative cash" balance is included in cash and cash equivalents on the consolidated balance sheets, if the funding account has sufficient funds.

Investments—Investments in debt securities are classified as short-term and available-for-sale securities and are carried at fair value with any unrealized gains and losses, net of taxes, recorded as a component of accumulated other comprehensive income.

Management regularly reviews our securities for signs of impairment, an assessment requiring significant management judgment. Beginning with our adoption of FASB Accounting Standard Update No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* as of January 1, 2021, the criteria that management considers are the financial condition of the issuer, including receipt of scheduled principal and interest cash flows, fair value of a security that has fallen below the amortized value, maturity dates, current economic conditions and intent to sell, including if it is more likely than not that we will be required to sell the security before recovery. We then assess whether the decline in value is due to non-credit related or credit related factors. Non-credit related declines in market value are recorded as unrealized losses in accumulated other comprehensive income. If we determine that the decline is credit related, we establish an allowance for credit losses equal to the difference between the discounted cash flow model and the amortized value, which is recorded in net realized gains on investments in our consolidated statements of operations and comprehensive loss. This allowance may be subsequently adjusted for recoveries or further credit losses.

Prior to January 1, 2021, we were under an incurred loss model whereby we reviewed our securities for signs of other than temporary impairment. The criteria were similar to those noted above, except we also considered the length of time a security was in an unrealized loss position. When a debt security was determined to have an other than temporary impairment, the impairment charge was separated into an amount representing the credit loss, which would be recognized in earnings as a realized loss and the amount related to non-credit factors, which would be recognized in other comprehensive income. Subsequent recoveries of other than temporary impairment were not recognized. No such credit losses were recognized in 2022 and 2021, nor were there other than temporary impairments recognized in 2020.

Other investments primarily consist of private equity investments without a readily determinable fair value. We elected to account for these investments at cost minus any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. Such changes are accounted for within net investment income in our consolidated statements of operations and comprehensive loss.

We also invest in Low Income Housing Tax Credits, or LIHTC, projects by way of investing in a limited liability entity to offset Georgia premium taxes. The purpose of these investments is to encourage private capital investments into regions within Georgia that are in need of economic development, while providing tax credits and operating loss tax benefits to investors. We account for this investment using the cost method because our interest in the limited liability entity is minor and we have virtually no influence over the entity's operating and financial policies. When we utilize the tax credits, the associated investment becomes impaired. Impairment of the investment is recognized within net investment income in our consolidated statements of operations and comprehensive loss.

Fair Value Measurements—Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are:

Level 1 - Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities.

Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

Level 3 - Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Leases—On January 1, 2021, we adopted ASU No. 2016-02, *Leases (Topic 842)* which requires the recognition of right-of-use lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. We elected various practical expedients which include: not applying the amended lease accounting guidance to comparative periods; including the carry forward of our leases without reassessing whether any contracts are leases or contain leases, lease classification and initial direct costs; and excluding leases with a term of 12 months or less from lease liability and right-of-use asset recognition. We did not elect the hindsight practical expedient.

Our lease agreements contain lease components and non-lease components, both of which we have elected to account for as a single lease component for our real estate asset class. Operating lease expense for operating lease right-of-use assets is recognized on a straight-line basis over the lease term, which may include options to extend or terminate the lease when it is reasonably certain to do so and there is a significant economic incentive to exercise that option. For additional information refer to Note 8, "Leases."

Premiums, Premiums Receivable and Premium Write-offs—Premiums written are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums written. A premium deficiency, as measured on a gross basis, is recorded when the sum of expected losses, LAE, unamortized acquisition costs and maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. A premium deficiency reserve is recognized as a reduction of deferred acquisition costs and, if necessary, by accruing an additional liability for the deficiency, with a corresponding charge to operations. We did not record a premium deficiency reserve in 2022, 2021 or 2020.

In August 2021, we commenced a fronting arrangement with an unaffiliated Texas county mutual insurance company, or the fronting carrier. We route all of our new auto policies, and, over time, expect to route certain renewal auto policies, in Texas through the fronting carrier whereby we assume 100% of the related premium and losses on those policies. The fronting arrangement allows us to have greater rating and underwriting flexibility. Premiums assumed are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums assumed.

Premiums receivable represents premiums written but not yet collected. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. Due to a variety of factors, certain premiums billed may not be collected, for which we establish an allowance for doubtful accounts based primarily on an analysis of historical collection experience, adjusted for current economic conditions. Allowance for credit losses was $2.8 million and $5.4 million as of December 31, 2022 and 2021, respectively, on the consolidated balance sheets. A policy is considered past due on the first day after its due date and policies greater than 90 days past due are written-off. We recognized bad debt expense of $17.4 million, $20.9 million and $23.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Fee Income—Fee income consists of the flat fee we charge to those policyholders who pay premiums on an installment basis. The fee relates to the additional administrative costs associated with processing more frequent billings. We recognize this fee income in the period in which we process each installment.

Other Income—Other income primarily comprises revenue earned from distributing website and app policy inquiry leads in geographies where we do not have a presence, recognized when we generate the lead; commissions earned for homeowners policies placed with third-party insurance companies where we have no exposure to the insured risk, recognized on the effective date of the associated policy; and sale of enterprise technology products to provide telematics-based data collection and trip tracking, recognized ratably as the service is performed.

Sales and Marketing—Sales and marketing expenses includes spend related to performance and embedded channels, channel media, advertising, branding, public relations, sponsorship, consumer insights and referral fees. These expenses also include related employee costs including salaries, health benefits, bonuses, employee retirement plan related expenses and employee share-based compensation expense, or Personnel Costs, and overhead allocated based on headcount, or Overhead. It also includes certain warrant compensation expense related to our embedded channel. We incur sales and marketing expenses for all product offerings. Sales and marketing costs are expensed as incurred. Certain warrant compensation expense is recognized on a pro-rata basis considering progress toward completing the integrated automobile insurance solution for Carvana's online car buying platform, or Integrated Platform, under the Carvana commercial agreement

Other Insurance (Benefit) Expense—Other insurance (benefit) expense includes underwriting expenses, credit card and policy processing expenses, premium write-offs, insurance license expenses, certain warrant compensation expense related to our embedded channel, and Personnel Costs and Overhead related to actuarial and certain data science activities. Other insurance (benefit) expense also includes amortization of deferred acquisition costs like certain commissions, premium taxes and report costs related to the successful acquisition of a policy. Other insurance (benefit) expense is expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. Certain warrant compensation expense is recognized on a pro-rata basis for policies originated from the Integrated Platform towards milestones as defined under the Carvana commercial agreement.

These expenses are also recognized net of ceding commissions earned from our quota share reinsurance agreements. The ceding commission provides for reimbursement of both direct and other periodic acquisition costs, including certain underwriting and marketing costs, and is presented as a reduction of other insurance (benefit) expense.

Technology and development—Technology and development expense consists of software development costs related to our mobile app and homegrown information technology systems; third-party services related to infrastructure support; Personnel Costs and Overhead for engineering, product, technology, and certain data science activities; and amortization of internally developed software. Technology and development is expensed as incurred, except for development and testing costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life.

General and Administrative—General and administrative expenses primarily relate to external professional service expenses; Personnel Costs and Overhead for corporate functions; and depreciation expense for computers, furniture and other fixed assets; write-offs; and restructuring costs associated with the involuntary workforce reductions. Restructuring costs include severance, benefits, share-based compensation, employee compensation expense, dependent upon continuous employment for certain employees, and related employee costs, or Employee costs, real estate exit costs and software costs. General and administrative expenses are expensed as incurred.

Policy Acquisition Costs—Acquisition costs consist primarily of premium taxes, certain marketing costs and underwriting expenses, and certain commissions, net of ceding commissions, related to the successful acquisition of new or renewal business. They are deferred and amortized over the same period in which the related premiums are earned. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro rata share of acquisition costs based on quota share percentage is recorded as an offset to the gross deferred acquisition costs. Any portion of the ceding commission that exceeds the acquisition costs of the business ceded is recorded as excess ceding commission, a deferred liability, and amortized over the same period in which the related premiums are earned. Deferred acquisition costs, net of accumulated amortization, was $6.7 million and $2.8 million as of December 31, 2022 and 2021, respectively. We amortized deferred acquisition costs of $22.5 million, $26.4 million and $17.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Loss and Loss Adjustment Expense and Reserves—Loss and LAE reserves include an amount determined using adjuster determined case-base estimates for reported claims and actuarial determined unpaid claim estimates using past experience and historical emergence patterns for unreported losses and LAE. These reserves are a liability established to cover the estimated ultimate cost to settle insured losses. The estimation of the liability for loss and LAE reserves is complex and includes subjective considerations and management's judgement. The actuarial methods to determine unpaid loss estimates consider loss trends, contract interpretation, mix of business, regulatory environment, economic conditions, inflation and other risk factors impacting claims settlement. The method used to estimate unpaid LAE liability is based on claims transaction data, including the relative cost of adjusting and settling a range of claim types from express material damage claims to more complex injury cases. There is considerable uncertainty associated with the actuarial estimates, and therefore no assurance can be made that the ultimate unpaid claim liability will not vary materially from such estimates. These loss estimates are continually reviewed by management and adjusted as necessary, with adjustments included in the period determined and recorded in loss and LAE in our consolidated statements of operations and comprehensive loss. As such, loss and LAE reserves represent management's best estimate of the ultimate liability related to reported and unreported claims.

Our loss and LAE reserves are recorded gross of reinsurance and net of amounts expected to be received from salvage (the amount recovered from a total loss claims expense) and subrogation (the right to recover payments from third parties).

Loss and LAE is recorded net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Loss and LAE may be paid out over a period of years. Various other expenses incurred during claims processing are allocated to LAE. These amounts include claims Personnel Costs, software expense, internally developed software amortization, and Overhead.

Reinsurance—In the ordinary course of business, we cede and retrocede a portion of our business written and assumed, respectively, to reinsurers to limit the maximum net loss potential arising from large risks and catastrophes. These arrangements, known as treaties, provide for reinsurance coverage on quota-share and excess-of-loss basis. All reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance. Although the ceding of reinsurance does not discharge us from our primary liability to the policyholder, the insurance company that assumes the coverage assumes the related liability. Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premiums earned and are recognized over the remaining policy period based on the reinsurance protection provided. Amounts applicable to reinsurance ceded for unearned premium reserves are reported as a prepaid reinsurance premiums asset in the accompanying consolidated balance sheets and as reduction of unearned premiums in Note 6, "Reinsurance." Ceding commissions received in connection with reinsurance ceded have been accounted for as a reduction of other insurance (benefit) expense in the consolidated statements of operations and comprehensive loss.

Some of our reinsurance agreements provide for adjustment of commissions or amount of coverage based on loss experience. We recognize the asset or liability arising from these adjustable features in the period the adjustment occurs, which is calculated based on experience to date under the agreement.

In the event that all or any of the reinsuring companies might be unable to meet their obligations under existing reinsurance agreements, we would be liable for such defaulted amounts. We evaluate and monitor the financial condition associated with our reinsurers in order to minimize our exposure to significant losses from reinsurer insolvencies. We obtain our reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk. To recognize this risk of credit loss, we have established an allowance for credit losses based on the probability of default and the expected loss given default as influenced by factors such as the reinsurer's credit rating and average life of our reinsurance recoverables. Allowance for credit losses was $0.2 million as of December 31, 2022 and 2021, respectively.

Income Taxes—For the 2022 tax year, Root, Inc. will file a consolidated federal income tax return with Caret Holdings, Inc., Root Insurance Company, Root Property & Casualty, Root Lone Star Insurance Agency, Inc, and Root Reinsurance Company, Ltd. The consolidated return also includes Root Insurance Agency, LLC, Root Enterprise, LLC and Root Scout, LLC, which are disregarded entities under Caret Holdings, Inc. for federal income tax purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized as allowed under ASC 740, *Income Taxes*. We establish a valuation allowance when there is more likely than not insufficient evidence to support the recoverability of the deferred tax asset under ASC 740. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined that the deferred tax assets would be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. A valuation allowance of $322.3 million and $255.0 million was established as of December 31, 2022 and 2021, respectively. Further details are discussed in Note 9, "Income Taxes."

We recognize the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties on our reserve for uncertain tax positions are recognized as a component of tax expense. As of December 31, 2022 and 2021, we did not have any unrecognized tax benefits for uncertain tax positions and had no accrued interest or penalties related to uncertain tax positions.

Internally Developed Software—We review our software development activity and capitalize costs during the application development phase under ASC 350-40, *Internal-Use Software.* These costs are amortized on a straight-line basis over a five-year period. Internally developed software costs are assessed for impairment at least quarterly, which also ensures that the assets are still in service. If there are assets identified as no longer in use, the remaining unamortized costs will be fully amortized. We amortized internally developed software of $5.0 million, $3.7 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. The capitalized cost and accumulated amortization of internally developed software in other assets in our consolidated balance sheets at December 31, 2022 and 2021 are as follows:

	2022	2021
	(dollars in millions)	
Internally developed software	$ 29.3	$ 20.5
Accumulated amortization	(13.0)	(8.0)
Internally developed software, net	$ 16.3	$ 12.5

Fixed Assets—Fixed Assets are carried at cost, net of accumulated depreciation. We capitalize purchases of certain fixed assets, including computers, furniture, and leasehold improvements. Depreciation on computers and furniture is recognized on a straight-line basis over a useful life of three years and five years, respectively. Depreciation on leasehold improvements is recognized on a straight-line basis over the shorter of their useful life or the life of the lease. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. For the years ended December 31, 2022, 2021 and 2020, depreciation expense was $2.1 million, $4.6 million and $3.1 million, respectively. The capitalized cost and accumulated depreciation of fixed assets in other assets in our consolidated balance sheets at December 31, 2022 and 2021 are as follows:

	2022	2021
	(dollars in millions)	
Computers	$ 6.8	$ 7.0
Furniture	2.6	3.4
Leasehold improvements	8.9	9.8
Total fixed assets, at cost	$ 18.3	$ 20.2
Accumulated depreciation	(12.8)	(9.9)
Fixed assets, net	$ 5.5	$ 10.3

Employee Share-Based Compensation—We award share-based compensation, including stock options with only a service condition, stock options with service and performance conditions, restricted stock units, or RSUs, and restricted stock, to our officers, directors, employees, and certain advisors through approval from the Compensation Committee of the board of directors.

Share-based compensation expense is recognized based on the grant date fair value of the awards, which is determined using the Black-Scholes Merton, or BSM, option-pricing model. The BSM option pricing model requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the options, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. The fair value of common stock underlying the stock options, restricted stock and RSUs granted before our initial public offering, or IPO, had historically been determined by our board of directors, with input from management, and considering third-party valuations of our common stock. Because there had been no public market for our common stock, our board of directors had determined its fair value at the time of grant of the pre-IPO option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. Our board of directors determined the fair value of common stock based on valuations performed using the Option Pricing Method and the Probability Weighted Expected Return Method subject to relevant facts and circumstances. In connection with our IPO, our common stock became listed on the Nasdaq Global Select Market and we use these market prices for the fair value of our common shares. Stock options are generally exercisable for a period up to ten years from the grant date.

We recognize forfeitures as they occur, which generally results in the reversal of previously recognized expense for nonvested awards. In the event of an involuntary termination that results in the cancellation of an award, the remaining unrecognized compensation cost for the entire award is recognized in the period of cancellation. If the award is cancelled and concurrently replaced upon termination, it follows modification accounting, typically as a Type III improbable-to-probable modification whereby it is effectively treated as a forfeiture and new grant as of the date of termination.

Stock options with only a service condition generally vest over four years - 25% cliff vests after one year and approximately 2% vests each month over three years thereafter. Stock options with service and performance conditions generally vest ratably over a four-year period assuming achievement of the performance conditions. The compensation expense associated with nonvested stock options that have performance conditions is dependent on our periodic assessment of the probability of the performance conditions being achieved. If deemed probable, we recognize compensation expense on a straight-line basis over the requisite service period. If a performance condition is no longer probable of achievement, any previously recognized compensation expense is reversed and no subsequent compensation expense is recognized until achievement is once again probable, at which point a cumulative catch-up is recognized. RSUs generally vest over four years - 25% cliff vests after one year and approximately 2% vests each month over three years thereafter. Certain other RSUs vest in accordance with one of the following patterns: over four years - 25% cliff vests after one year and in equal increments quarterly over three years thereafter, over four years in equal quarterly increments, or fully cliff vest after one year. We generally recognize share-based compensation expense ratably over the respective vesting period.

Warrant Compensation—In October 2021, we closed the Investment Agreement with Carvana that included the issuance of 14.1 million shares of redeemable convertible preferred stock designated as the Series A Convertible Preferred Stock and the issuance of eight tranches of warrants to purchase shares of the Company's Class A common stock. As part of the investment agreement, we and Carvana also entered into a five-year commercial agreement whereby our auto insurance products will be embedded into the Integrated Platform. The commercial agreement provides for agent commissions payable to Carvana for policy origination and an enterprise total loss replacement vehicle solution.

The Carvana warrants compensation expense is recognized based on the grant date fair value of the award, which was determined using a Monte Carlo simulation in a risk-neutral framework, as contemplated in the Income Approach of valuation. Specifically, future equity is simulated in each period assuming a Geometric Brownian Motion. We considered the features of the warrants and the interdependency of exercise decisions between the Short-Term Warrants and the Long-Term Warrants in using the Monte Carlo simulation in order to determine the optimum exercise decision. The optimum exercise decision was made by choosing the option which would give the highest aggregate expected value to the holder in each of the 100,000 simulated paths. The payoff of each path is then calculated based on the simulated equity and discounted back to time zero using the applicable risk-free rates. The fair value of the warrants are then calculated as the average value from all simulation paths.

Employing a Monte Carlo simulation with Geometric Brownian Motion requires a range of inputs for each uncertain variable, and establishing linkage between the assumptions, if necessary. Inputs and assumptions used in our analysis included our stock price at grant date, exercise prices, the term of the warrants, equity volatility, risk-free rate and dividend yield. Additional considerations included a discount for lack of marketability resulting from Carvana's five-year lock-up period.

These warrants vest as the parties develop an integrated automobile insurance solution for the Integrated Platform and insurance sales through the Integrated Platform. The associated compensation expense is dependent on our periodic assessment of the probability of the milestones being achieved. If deemed probable, we recognize compensation expense on a pro-rata basis considering progress toward achieving the milestones. If a performance condition is no longer probable of achievement, any previously recognized compensation expense is reversed and no subsequent compensation expense is recognized until achievement is once again probable, at which point a cumulative catch-up is recognized. In determining the classification as equity, we followed guidance issued within FASB ASC 480, *Distinguishing Liabilities from Equity,* and FASB ASC 815, *Derivatives and Hedging.*

For additional information refer to Note 12, "Share-Based Compensation."

Net Loss Per Share—Net loss per share, or EPS, results are a key indicator of the overall performance relative to each share of our outstanding common stock. Basic EPS share for both Class A and Class B common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares vested and outstanding during the period. In addition to common shares outstanding, the computation of basic EPS includes instruments for which the holder is deemed to have the present rights to share in current period earnings (loss) with common stockholders. Accordingly, the warrants issued in connection with our $100.0 million term loan entered on November 25, 2019, or Term Loan B, were included in the 2020 weighted-average number of common shares outstanding because they had an insignificant exercise price of $0.0001 per share and were therefore considered outstanding common shares for computation of basic EPS.

Diluted EPS for both Class A and Class B common stock includes all the components of basic EPS, plus the dilutive effect of common stock equivalents, but excludes those common stock equivalents from the calculation of diluted EPS when the effect of inclusion, assessed individually, would be anti-dilutive. Notable dilutive securities relevant to our operations are stock options, performance stock options, nonvested shares subject to repurchase, restricted stock units, warrants and redeemable convertible preferred stock.

We have operated at a loss for the years ended December 31, 2022, 2021 and 2020. Therefore, the conversion of common stock equivalents would increase the denominator of the EPS calculation and create a lower loss per share. Therefore, these common stock equivalents are considered antidilutive and diluted EPS is equal to basic EPS. Losses are allocated equally between both classes of common stock because they are entitled to the same liquidation and dividend rights.

Recently Adopted Accounting Pronouncements—There were no accounting standards adopted in 2022 that had a material impact in our consolidated financial statements.

Recently Issued Financial Accounting Standards Not Yet Adopted—We assess the adoption impacts of recently issued accounting standards by the FASB in our consolidated financial statements as well as material updates to previous assessments, if any from our 2021 Form 10-K. There were no accounting standards issued in 2022 that are expected to have a material impact in our consolidated financial statements.

3.   INVESTMENTS

The amortized cost and fair value of short-term investments and available-for-sale fixed maturity securities at December 31, 2022 and 2021 are as follows:

	2022				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)				
Fixed maturities:					
U.S. Treasury securities and agencies	$ 11.3	$ —	$ —	$ (0.3)	$ 11.0
Municipal securities	21.4	—	—	(1.2)	20.2
Corporate debt securities	60.5	—	—	(2.7)	57.8
Residential mortgage-backed securities	5.5	—	—	(0.3)	5.2
Commercial mortgage-backed securities	24.4	—	—	(1.2)	23.2
Other debt obligations	11.1	—	0.1	(0.2)	11.0
Total fixed maturities	134.2	—	0.1	(5.9)	128.4
Short-term investments	0.4	—	—	—	0.4
Total	$ 134.6	$ —	$ 0.1	$ (5.9)	$ 128.8

	2021				
	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)				
Fixed maturities:					
U.S. Treasury securities and agencies	$ 23.7	$ —	$ —	$ (0.4)	$ 23.3
Municipal securities	20.4	—	0.3	(0.1)	20.6
Corporate debt securities	48.2	—	0.7	(0.2)	48.7
Residential mortgage-backed securities	3.5	—	—	—	3.5
Commercial mortgage-backed securities	30.2	—	0.2	(0.1)	30.3
Other debt obligations	3.5	—	—	—	3.5
Total	$ 129.5	$ —	$ 1.2	$ (0.8)	$ 129.9

Management reviewed the available-for-sale securities at each balance sheet date to consider whether it was necessary to recognize a credit loss as of December 31, 2022 and 2021. We do not intend to sell the investments and it is not more likely than not that we will be required to sell the security before recovery. Management concluded that the available-for-sale securities' unrealized losses were due to non-credit related factors and, therefore, there was no allowance for credit loss as of December 31, 2022 and 2021.

The following tables reflect the gross unrealized losses and fair value of short-term investments and available-for-sale fixed maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021:

	2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)					
Fixed maturities:						
U.S. Treasury securities and agencies	$ 6.9	$ (0.1)	$ 4.1	$ (0.2)	$ 11.0	$ (0.3)
Municipal securities	11.5	(0.5)	8.2	(0.7)	19.7	(1.2)
Corporate debt securities	45.3	(1.6)	11.5	(1.1)	56.8	(2.7)
Residential mortgage-backed securities	2.2	—	1.9	(0.3)	4.1	(0.3)
Commercial mortgage-backed securities	18.3	(0.8)	4.6	(0.4)	22.9	(1.2)
Other debt obligations	6.8	(0.2)	—	—	6.8	(0.2)
Total fixed maturities	91.0	(3.2)	30.3	(2.7)	121.3	(5.9)
Short-term investments	0.1	—	—	—	0.1	—
Total	$ 91.1	$ (3.2)	$ 30.3	$ (2.7)	$ 121.4	$ (5.9)

	2021					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)					
Fixed maturities:						
U.S. Treasury securities and agencies	$ 7.5	$ (0.1)	$ 14.0	$ (0.3)	$ 21.5	$ (0.4)
Municipal securities	8.9	(0.1)	—	—	8.9	(0.1)
Corporate debt securities	12.7	(0.1)	1.6	(0.1)	14.3	(0.2)
Residential mortgage-backed securities	1.9	—	0.5	—	2.4	—
Commercial mortgage-backed securities	8.7	(0.1)	—	—	8.7	(0.1)
Total	$ 39.7	$ (0.4)	$ 16.1	$ (0.4)	$ 55.8	$ (0.8)

Other Investments

As of December 31, 2022 and 2021, other investments related to our private equity investments were $4.4 million and $4.7 million, respectively. We recognized $1.2 million and zero of realized gains in December 31, 2022 and 2021, respectively. We recorded the sale of one of our private equity investments within net realized gains on investments in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. There were no impairment losses recognized on private equity investments for the years ended December 31, 2022 and 2021.

The following table reflects the gross and net realized gains and losses on short-term investments, available-for-sale fixed maturities and other investments that have been included in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(dollars in millions)		
Realized gains on investments	$ 1.2	$ 2.5	$ 0.5
Realized losses on investments	(0.7)	(0.1)	(0.2)
Net realized gains on investments	$ 0.5	$ 2.4	$ 0.3

The following table sets forth the amortized cost and fair value of short-term investments and available-for-sale fixed maturity securities by contractual maturity at December 31, 2022:

	2022	
	Amortized Cost	Fair Value
	(dollars in millions)	
Due in one year or less	$ 27.1	$ 26.7
Due after one year through five years	80.2	76.2
Due five years through 10 years	15.4	14.6
Due after 10 years	11.9	11.3
Total	$ 134.6	$ 128.8

The following table sets forth the components of net investment income for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(dollars in millions)		
Interest on bonds	$ 2.4	$ 2.4	$ 4.2
Interest on deposits and cash equivalents	5.7	1.1	1.7
Other investments[1]	—	3.8	—
Total	8.1	7.3	5.9
Investment expense	(1.9)	(2.3)	(0.5)
Net investment income	$ 6.2	$ 5.0	$ 5.4

_____

(1) Unrealized gains resulting from observable price changes related to our private equity investments.

The following tables summarize the credit ratings of short-term investments and available-for-sale fixed maturity securities at December 31, 2022 and 2021:

	December 31, 2022		
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)		
AAA	$ 62.5	$ 59.9	46.5 %
AA+, AA, AA-, A-1	19.9	19.1	14.8
A+, A, A-	38.4	36.5	28.3
BBB+, BBB, BBB-	13.8	13.3	10.4
Total	$ 134.6	$ 128.8	100.0 %

	December 31, 2021		
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)		
AAA	$ 70.9	$ 70.8	54.5 %
AA+, AA, AA-, A-1	14.7	14.8	11.4
A+, A, A-	33.4	33.6	25.9
BBB+, BBB, BBB-	10.5	10.7	8.2
Total	$ 129.5	$ 129.9	100.0 %

Pursuant to certain regulatory requirements, we are required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in fixed maturities available-for-sale on the consolidated balance sheets. As of December 31, 2022 and 2021, these required deposits had an amortized cost of $11.7 million and $13.4 million, respectively, and fair value of $11.3 million and $13.8 million, respectively.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information about our financial assets measured and reported at fair value as of December 31, 2022 and 2021:

	2022			
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)			
Assets				
Fixed maturities:				
U.S. Treasury securities and agencies	$ 9.2	$ 1.8	$ —	$ 11.0
Municipal securities	—	20.2	—	20.2
Corporate debt securities	—	57.8	—	57.8
Residential mortgage-backed securities	—	5.2	—	5.2
Commercial mortgage-backed securities	—	23.2	—	23.2
Other debt obligations	—	11.0	—	11.0
Total fixed maturities	9.2	119.2	—	128.4
Short-term investments	—	0.4	—	0.4
Cash equivalents	487.3	—	—	487.3
Total assets at fair value	$ 496.5	$ 119.6	$ —	$ 616.1

	2021			
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)			
Assets				
Fixed maturities:				
U.S. Treasury securities and agencies	$ 22.6	$ 0.7	$ —	$ 23.3
Municipal securities	—	20.6	—	20.6
Corporate debt securities	—	48.7	—	48.7
Residential mortgage-backed securities	—	3.5	—	3.5
Commercial mortgage-backed securities	—	30.3	—	30.3
Other debt obligations	—	3.5	—	3.5
Total fixed maturities	22.6	107.3	—	129.9
Cash equivalents	127.0	—	—	127.0
Total assets at fair value	$ 149.6	$ 107.3	$ —	$ 256.9

We estimate the fair value of all our different classes of Level 2 fixed maturities and short-term investments by using quoted prices from a combination of an independent pricing vendor or broker/dealer, pricing models, quoted prices of securities with similar characteristics or discounted cash flows. All significant inputs were observable in the active markets.

Private Equity Investments Measured at Fair Value on a Non-Recurring Basis

Private equity investments that have been remeasured during the period due to an observable event or impairment are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the investments we hold. See Note 3, "Investments," for further information on our private equity investments.

Fair Value of Long-Term Debt

The carrying amount of long-term debt is recorded at the unpaid balance, net of discount and debt issuance costs. The fair value of outstanding long-term debt as of December 31, 2022 was classified within Level 2 of the fair value hierarchy. The fair value was based on a model referencing observable interest rates and spreads to project and discount cash flows to present value. As of December 31, 2022 and 2021, the carrying amounts and fair values of these financial instruments were as follows:

	Carrying amount as of December 31, 2022	Estimated Fair Value as of December 31, 2022	Carrying amount as of December 31, 2021	Estimated Fair Value as of December 31, 2021
	(dollars in millions)			
Long-term debt	$ 295.4	$ 309.7	$ —	$ —

The carrying amounts of other short-term financial instruments approximates their fair value due to their short-term nature.

5. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

The following provides a reconciliation of the beginning and ending reserve balances for loss and LAE, net of reinsurance:

	2022	2021	2020
	(dollars in millions)		
Gross loss and LAE reserves, January 1	$ 320.2	$ 237.2	$ 140.7
Reinsurance recoverable on unpaid losses	(79.5)	(79.6)	(18.9)
Net loss and LAE reserves, January 1	240.7	157.6	121.8
Net incurred loss and LAE related to:			
Current year	348.1	405.9	341.9
Prior years	2.9	(13.6)	20.9
Total incurred	351.0	392.3	362.8
Net paid loss and LAE related to:			
Current year	215.6	226.4	216.3
Prior years	165.1	82.8	110.7
Total paid	380.7	309.2	327.0
Net loss and LAE reserves, December 31	211.0	240.7	157.6
Plus reinsurance recoverable on unpaid losses	76.4	79.5	79.6
Gross loss and LAE reserves, December 31	$ 287.4	$ 320.2	$ 237.2

Incurred losses and LAE attributable to prior accident years was an increase of $2.9 million, a decrease of $13.6 million and an increase of $20.9 million during 2022, 2021 and 2020, respectively.

The increase to incurred losses for prior accident years in 2022 of $2.9 million was primarily driven by higher-than-expected reported losses from accident year 2021 material damage claims due to higher replacement parts cost and growth in used car values.

The decrease to incurred losses for prior accident years in 2021 of approximately $13.6 million was primarily due to lower-than-expected reported losses on bodily injury claims, and higher than expected subrogation and salvage recoveries from accident year 2020 material damage claims.

The increase to incurred losses for prior accident years in 2020 of approximately $20.9 million was primarily due to higher than estimated reported losses for bodily injury claims, as well as higher loss emergence on collision claims from prior accident years due to a slower cycle time for reported claims. The year ended December 31, 2020 also included development of incurred losses related to accident years 2019 and prior as a result of a change in estimate. The adjustments recorded in the year ended December 31, 2020 were necessary in order to effectuate management's best estimate for determining the estimated ultimate cost of settling claims using our knowledge and experience about past and current events and developments.

The following table shows incurred and paid losses and allocated loss adjustment expenses, or ALAE, development by accident year for private passenger auto in aggregate, cumulative claim frequency is defined as the number of reported claims at the claim level which includes reported claims that do not result in a liability:

Incurred Losses and ALAE—Net of Reinsurance

Accident Year	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022	IBNR	Reported Claims[1]
				(dollars in millions)				
2017	$ 1.2	$ 1.1	$ 1.1	$ 1.1	$ 1.1	$ 1.1	$ —	556
2018		42.3	48.3	49.6	48.7	48.3	0.2	18,111
2019			287.3	306.3	304.7	306.0	1.5	90,167
2020				295.9	287.7	286.2	3.9	117,343
2021					341.6	348.1	14.3	151,988
2022						296.0	50.1	115,312
Total						$ 1,285.7	$ 70.0	493,477

Cumulative Paid Losses and ALAE—Net of Reinsurance

Accident Year	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
			(dollars in millions)			
2017	$ 0.6	$ 0.9	$ 1.0	$ 1.1	$ 1.1	$ 1.1
2018		20.6	44.6	48.1	48.1	47.7
2019			177.0	277.7	296.2	302.1
2020				182.0	238.5	269.9
2021					179.4	294.6
2022						175.3
Total						1,090.7
Loss and ALAE reserves—net of reinsurance						$ 195.0

---

(1) Reported by claim event.

The following table sets forth the reconciliation of the claims development tables to the balance sheet losses and ALAE reserves, with separate disclosure of unallocated LAE, or ULAE, and reinsurance recoverable on unpaid losses for the years ended December 31:

	2022	2021
	(dollars in millions)	
Loss and ALAE reserves—net of reinsurance	$ 195.0	$ 220.5
ULAE reserves—net of reinsurance	16.0	20.2
Reinsurance recoverables on unpaid losses	76.4	79.5
Total loss and LAE reserves—gross of reinsurance	$ 287.4	$ 320.2

The following table sets forth the historical average annual percentage payout of incurred losses and ALAE (claims duration), net of reinsurance, as of December 31, 2022:

Year	1	2	3	4	5	6
Incremental Paid[(1)]	54.9 %	32.5 %	8.3 %	3.7 %	(0.4)%	— %

_____

(1) Supplemental information and unaudited.

6. REINSURANCE

The following table reflects amounts affecting the consolidated balance sheets and statements of operations and comprehensive loss for reinsurance as of and for the years ended December 31:

	2022	2021	2020
	(dollars in millions)		
Loss and LAE reserves:			
Direct	$ 269.3	$ 313.2	$ 237.2
Assumed	18.1	7.0	—
Ceded	(76.4)	(79.5)	(79.6)
Net loss and LAE reserves	$ 211.0	$ 240.7	$ 157.6
Unearned premiums:			
Direct	$ 125.8	$ 170.6	$ 157.1
Assumed	10.7	9.5	—
Ceded	(74.2)	(100.8)	(112.8)
Net unearned premiums	$ 62.3	$ 79.3	$ 44.3
Premiums written:			
Direct	$ 556.8	$ 725.9	$ 616.8
Assumed	43.2	16.7	—
Ceded	(331.2)	(397.3)	(378.0)
Net premiums written	$ 268.8	$ 345.3	$ 238.8
Premiums earned:			
Direct	$ 601.6	$ 712.3	$ 605.2
Assumed	42.0	7.3	—
Ceded	(357.7)	(409.3)	(282.7)
Net premiums earned	$ 285.9	$ 310.3	$ 322.5
Losses and LAE incurred:			
Direct	$ 549.8	$ 683.9	$ 557.6
Assumed	44.9	10.9	—
Ceded	(243.7)	(302.5)	(194.8)
Net losses and LAE incurred	$ 351.0	$ 392.3	$ 362.8

If our reinsurance was cancelled at December 31, 2022 and 2021, the maximum amount of return ceded commissions due with the return of unearned premiums would have been $19.0 million and $26.5 million, respectively. Our reinsurance recoverable on unpaid losses gross of the provision for loss corridor, loss ratio caps and allowance for credit losses was $143.3 million and $160.7 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, a provision for loss corridor of $66.2 million and $80.4 million, respectively, was recorded as a contra-asset in reinsurance recoverable on the consolidated balance sheets.

7. LONG-TERM DEBT

In January 2022, we entered into the Term Loan, with the full principal amount due and payable upon maturity on January 27, 2027. Interest is payable quarterly and is determined on a floating interest rate currently calculated on the Secured Overnight Financing Rate, or SOFR, with a 1.0% floor, plus 9.0%, plus 0.26161% per annum. As part of the loan agreement, we issued warrants to the lender to purchase approximately 0.3 million shares of our Class A common stock at a strike price of $162.00 per share. Such warrants will expire on the later of the repayment in full of the Term Loan or January 27, 2027. The total fair value of these warrants at January 27, 2022 was $0.6 million.

The Term Loan contains debt covenants which, among other things, require cash and cash equivalents held in entities other than our insurance subsidiaries to be at least $200.0 million at all times. This threshold may be reduced to $150.0 million under two sets of circumstances: issuing 62,500 insurance policies through our Carvana embedded product and achieving a ratio of direct contribution to gross premiums earned of 12%; or ceasing any customer acquisition spend outside of the Carvana commercial agreement and reducing our monthly cash burn to no greater than $12.0 million.

Under the latter set of circumstances, we must issue additional warrants to purchase shares of our Class A common stock equal to 1.0% of the aggregate number of issued and outstanding shares of Class A common stock on a fully-diluted basis as of the date the threshold is reduced. The additional warrants, if issued, would have an exercise price equal to the 30-trading day volume weighted average price of the Class A common stock as of the trading day immediately prior to the triggering date. The additional warrants will expire on the later of the repayment in full of the Term Loan, January 27, 2027 or the date that falls 12 months after the issuance of these warrants. As of December 31, 2022, the fair value of these 1.0% warrants was immaterial to our consolidated financial statements.

On November 8, 2021, we extinguished Term Loan B for $120.9 million, consisting of $100.0 million principal balance and $20.9 million of accrued interest, including paid-in-kind interest, and fees. We also amortized the remaining unamortized discount and debt and warrant issuance costs, all of which resulted in a loss on early extinguishment of debt of $15.9 million that was recognized in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2021

In October 2021, upon maturity of our $100 million term loan, or Term Loan A, we repaid the outstanding principal balance of $98.8 million and accrued interest and fees of $0.2 million. We had no letters of credit outstanding or amounts drawn against the revolving loan on the date of the termination.

The following summarizes the carrying value of long-term debt and warrants as of December 31, 2022 and 2021:

	2022	2021
	(dollars in millions)	
Term Loan	$ 300.0	$ —
Accrued interest payable	7.3	—
Unamortized discount and debt issuance costs and warrants	(11.9)	—
Total	$ 295.4	$ —

8. LEASES

We primarily have operating leases for offices that support our corporate, claims and customer service functions. We determine if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease right-of-use assets and corresponding operating lease liabilities are recognized upon the commencement date based primarily on the present value of lease payments over the lease term. We use the implicit rate of the lease, if it is readily determinable, in determining the present value of lease payments. Our leases generally do not provide an implicit rate. Therefore, we use a collateralized incremental borrowing rate that incorporates information available at commencement date, including our company-specific interest rates from recent debt issuances, which we adjusted to obtain our company-specific interest rate risk. We also leverage commercial mortgage-backed securities, or CMBS, rates, for transactions with similar values, origination dates, geographies and property types as the respective lease, which are adjusted using linear interpolation if the lease term falls between the published CMBS terms.

The following table summarizes supplemental balance sheets information related to leases at December 31, 2022 and 2021:

	2022	2021
Operating leases:	(dollars in millions)	
Operating lease right-of-use liabilities	$ 10.5	$ 14.1
Operating lease right-of-use assets	$ 4.3	$ 5.1

Operating lease liabilities are included in other liabilities and operating lease right-of-use assets are included in other assets in our consolidated balance sheets.

The components of lease costs for the years ended December 31, 2022 and 2021, are as follows:

	Years Ended December 31,	
	2022	2021
Lease cost components:	(dollars in millions)	
Operating lease costs[1]	$ 2.1	$ 5.0

———————————

(1) Variable lease expense and short-term lease expense recognized during the years ended December 31, 2022 and 2021 were not material.

Supplemental cash flow information for the years ended December 31, 2022 and 2021, are as follows:

	2022	2021
	(dollars in millions)	
Operating cash flows paid for amounts included in the measurement of lease liabilities	$ 3.9	$ 3.8

In October 2022, we reduced our square footage at one of our offices. The amendment triggered a remeasurement of the operating lease assets and liabilities at the modification date, resulting in a decrease of $0.9 million as of December 31, 2022. The modification also resulted in a $0.9 million gain for the year ended December 31, 2022. The gain is a contra-expense in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In August 2022, we ceased using a portion of our corporate headquarters and extended the lease term on the remaining portion to December 31, 2027. The amendment triggered a change in estimate to the respective useful lives, which has been accounted for as a lease modification. The operating lease assets and liabilities were remeasured at the modification date, resulting in an increase of $1.4 million as of December 31, 2022.

During evaluation of our office space needs in 2021, we determined our Easton facility in Columbus, Ohio had no future economic benefit, so we determined the cease-use date occurred in December 2021. Accordingly, we accelerated the amortization of the remaining right-of-use asset and recognized $2.0 million of lease expense within general and administrative expenses in our consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

We also sublease certain office space, resulting in sublease income. Sublease income and the related assets and cash flows are not material to our consolidated financial statements as of and for the years ended December 31, 2022 and 2021. Sublease income is recognized as a reduction to operating lease expense in our consolidated statements of operations and comprehensive loss.

The weighted average remaining lease term and weighted average operating lease discount rate, for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Weighted average of remaining operating lease term (years)	4.6	4.4
Weighted average operating lease discount rate	11.8 %	10.8 %

Future lease payments as of December 31, 2022 were as follows:

	Operating Leases
	(dollars in millions)
2023	$ 3.2
2024	3.2
2025	2.2
2026	2.3
2027	2.4
2028 and thereafter	0.2
Total future lease payments	13.5
Less: imputed interest	(3.0)
Total lease liabilities	$ 10.5

9.   INCOME TAXES

We had no income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(dollars in millions)		
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Total current	—	—	—
Deferred:			
Federal	—	—	—
State	—	—	—
Total deferred	—	—	—
Total income tax expense (benefit)	$ —	$ —	$ —

The income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2022, 2021 and 2020 to pretax income as a result of the following:

	2022		2021		2020	
	(dollars in millions)					
Loss before income taxes	$ (297.7)		$ (521.1)		$ (363.0)	
Statutory U.S. federal income tax benefit	(62.5)	21.0 %	(109.4)	21.0 %	(76.2)	21.0 %
Valuation allowance on deferred tax assets	65.8	(22.1)	116.7	(22.4)	61.5	(16.9)
Warrants fair value adjustment	—	—	—	—	11.5	(3.2)
Share-based compensation	4.9	(1.6)	(3.3)	0.6	5.0	(1.4)
Nondeductible compensation	1.3	(0.4)	1.8	(0.3)	—	—
Return to provision permanent adjustments	(3.5)	1.2	(0.5)	0.1	—	—
State net operating loss	(7.1)	2.4	(4.9)	0.9	(3.1)	0.9
Other	1.1	(0.5)	(0.4)	0.1	1.3	(0.4)
Income tax expense (benefit)	$ —	— %	$ —	— %	$ —	— %

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021:

	2022	2021
	(dollars in millions)	
Deferred tax assets:		
Unpaid losses and loss adjustment expenses	$ 1.9	$ 2.5
Unearned premium reserves	2.7	3.8
Nondeductible accruals	0.4	0.5
Deferred rent	1.5	2.0
Research and development credits	0.9	0.9
Disallowed interest carryforward	16.5	9.6
Bad debt expense	0.7	1.2
Excess ceding commission	2.8	2.2
Deferred compensation	6.1	2.5
Stock and warrant compensation	9.5	5.4
Unrealized losses	1.4	—
Other	0.1	2.6
State net operating loss carryforward	17.4	10.2
Net operating loss carryforward	266.4	217.4
Gross deferred assets	328.3	260.8
Less valuation allowance	(322.3)	(255.0)
Total deferred tax assets, less valuation allowance	6.0	5.8
Deferred tax liabilities:		
Internally developed software	2.0	2.7
Fixed assets	1.3	2.2
Deferred acquisition costs	1.5	0.6
Unrealized gains	—	0.1
Other	1.2	0.2
Deferred tax liabilities	6.0	5.8
Net deferred tax asset	$ —	$ —

The above amounts were calculated in accordance with ASC 740, *Income Taxes*. The application of ASC 740 requires a company to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the carrying value of the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance we include many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of expected reversal; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be used; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that we would employ to avoid a tax benefit expiring unused. Although lack of realization is not assured, we believe it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance of $322.3 million has been established.

We have experienced an ownership change under Section 382 of the Internal Revenue Code, or the Code. Accordingly, use of a portion of our net operating losses, or NOLs, and tax credit carryforwards are subject to an annual limitation under Section 382 of the Code. We do not expect any of our deferred tax assets related to our NOLs or tax credit carryforwards to expire unutilized as a result of this limitation.

The following table sets forth carryforwards related to NOLs and tax credits:

	Carryforward with Expiration		Carryforward Indefinitely		Total		Years of Expiration
	(dollars in millions)						
Federal	$	640.7	$	628.2	$	1,268.9	2035 - 2042
State (gross, apportioned)		238.4		55.7		294.1	2024 - 2042
Research and development credits		0.9		—		0.9	2036 - 2038
Total	$	880.0	$	683.9	$	1,563.9	

We file a consolidated federal income tax return and certain state income tax returns. Tax years 2019 and forward are still subject to U.S. federal examinations. The federal statute of limitations is generally three years. Currently all state income and franchise tax returns are within each taxing authorities statute of limitations and are subject to examination.

10.   RESTRUCTURING COSTS

In November 2022, we initiated a company-wide involuntary workforce reduction as part of our efforts to improve efficiency and operating costs, and prioritize resources to further strengthen our pricing and underwriting foundation and the continued development of our embedded products, or November 2022 Restructuring. As a result of the November 2022 Restructuring, we incurred severance, benefits, share-based compensation, employee compensation expense dependent upon continuous employment for certain employees, and related employee costs, or Employee costs. In 2023, we expect to incur approximately $6.6 million of employee compensation expense, dependent upon continuous employment for certain employees, to be recognized ratably through the fourth quarter of 2023. We expect a cash expenditure related to these employee compensation costs in the first quarter of 2024. We do not expect to incur any material additional expenditures related to real estate exit costs or software costs in future periods.

In January 2022, we instituted an organizational realignment, which included an involuntary workforce reduction, due to inflation and loss cost trends and to further drive efficiency and increased focus on our strategic priorities, or January 2022 Restructuring. As a result of the January 2022 Restructuring, we incurred Employee costs and accelerated expense for software that no longer has economic benefit. Additionally, we incurred real estate exit costs related to certain floors of our corporate headquarters in Columbus, Ohio that we ceased using. To the extent we had no intent or ability to sublease the space, we accelerated the amortization of the related right-of-use assets, leasehold improvements and furniture and fixtures. For subleased space, we recognized sublease income as an offset to amortization of the right-of-use asset. As of December 31, 2022, we do not expect to incur any material additional expenditures in future periods related to the January 2022 Restructuring.

The following table displays restructuring costs recorded in general and administrative expenses on the consolidated statements of operations and comprehensive loss:

	Years Ended December 31,					
	2022		2021		2020	
Restructuring costs:	(dollars in millions)					
Employee costs	$	15.5	$	—	$	—
Real estate exit costs		2.1		—		—
Software costs		1.0		—		—
Total restructuring costs	$	18.6	$	—	$	—

The following table displays a rollforward of the accrual for restructuring costs recorded in other liabilities on the consolidated balance sheets:

Restructuring activity:	Employee costs		Software costs		Total liability	
			(dollars in millions)			
Restructuring liability as of December 31, 2021	$	—	$	—	$	—
Expense incurred		10.2		1.0		11.2
Payments		(7.1)		(0.9)		(8.0)
Restructuring liability as of December 31, 2022	$	3.1	$	0.1	$	3.2

11. CAPITAL STOCK

In August 2022, an authorized subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18, which became effective on August 12, 2022. Accordingly, all common stock, equity award, warrant, and per share amounts have been adjusted to reflect the reverse stock split for all prior periods presented. Our total authorized shares consist of 1,000.0 million of Class A common stock, 269.0 million shares of Class B common stock and 100.0 million shares of preferred stock. All classes of stock have a par value of $0.0001 per share. For additional information related to the reverse stock split, see Note 2, "Basis of Presentation and Significant Accounting Policies."

As of December 31, 2022, the Company has issued and outstanding: 9.2 million shares of Class A common stock, 5.0 million shares of Class B common stock, and 14.1 million shares of preferred stock that have a redemption value of $126.5 million.

In October 2021, we issued redeemable convertible preferred stock to Carvana pursuant to the Investment Agreement. We received $126.5 million of gross proceeds from the issuance of 14.1 million shares of redeemable convertible preferred stock designated as the Series A Preferred Stock and issued Carvana eight tranches of warrants to purchase shares of the Company's Class A common stock. Further details on the warrants are discussed in Note 12, "Share-Based Compensation." In connection with the Investment Agreement, we incurred issuance costs of $19.6 million, $9.0 million of which were contingent upon the success of the Investment Agreement as measured by achievement of certain warrant vesting milestones. We allocated the issuance costs between the preferred stock and the warrants based on their relative fair values. The warrants are recognized on a pro-rata basis considering Carvana's progress toward achieving the milestones, and the allocated issuance costs are reclassified from other assets to contra-equity on that same pro-rata basis. As of December 31, 2022, issuance costs were recognized in our consolidated balance sheets as follows: $14.5 million as contra-redeemable convertible preferred stock; $2.7 million as contra-additional paid-in capital; and $2.4 million as other assets. The carrying value of our preferred stock was $112.0 million as of December 31, 2022.

In October 2021, our board of directors approved the retirement of 0.3 million shares of Class A common stock that were held in treasury at $0.8 million.

In October 2020, we completed our IPO, which resulted in the issuance and sale of 1.3 million shares of Class A common stock at the IPO price of $486.00. Concurrently, we issued and sold 1.0 million shares of our Class A common stock in private placements. We received net proceeds of $1.1 billion after deducting certain underwriting discounts and commissions and other offering costs of $57.5 million. All shares of our common stock and redeemable convertible preferred stock outstanding immediately prior to our IPO were converted into shares of our Class B common stock, and all warrants were exercised into shares of Class B common stock.

The voting, dividend and liquidation rights of the holders of our Class A and Class B common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. Other rights, privileges, and preferences of our capital stock are as follows:

Dividends—Class A and Class B common stock are entitled to the same dividend rights. We are not permitted to declare, pay, or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding first receive, or simultaneously receive, a dividend.

Beginning after the fifth anniversary of the Integrated Platform becoming available to customers, Series A Preferred Stockholders are entitled to receive, when, as and if declared by the board of directors, a dividend at an annual rate of 5% of the liquidation preference per share of Series A Preferred Stock, if our 90-day volume-weighted average price, or VWAP, per share of Class A common stock is below the conversion price at that time.

Voting Rights—Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. Holders of preferred stock are entitled to vote, together with the holders of Class A common stock and Class B common stock, on an as-converted basis on all matters submitted to a vote of the holders of Class A common stock and Class B common stock.

Liquidation Preferences—In the event of any voluntary or involuntary liquidation, dissolution, or winding up of our business, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series A Preferred Stock are entitled to receive, before any distribution out of the assets of the Company may be made to or set aside for the holders of any common stock, an amount per share equal to the greater of (i) $9.00 per share plus the amount of any accrued but unpaid dividends thereon as of such date and (ii) the amount such preferred stockholders would have received had they, immediately prior to such an event, converted such shares of Series A Preferred Stock into Class A common stock. Thereafter, holders of Class A and Class B common stock are entitled to any remaining proceeds on a pro-rata basis. Class A and Class B common stock are entitled to the same liquidation rights.

Conversion and Transfer—Each share of Class B common stock is convertible at any time into one share of Class A common stock. Future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes.

Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time, or from time to time, into shares of Class A common stock at a conversion rate equal to the liquidation preference divided by the conversion price. As of December 31, 2022, the conversion price was $162.00 per share and the Series A Preferred Stock was convertible into 0.8 million shares of Class A common stock. To the extent that such conversion would cause the holder to hold in excess of 9.9% of the voting stock, such conversion would be subject to approval from (a) the Delaware Insurance Commissioner and (b) the Ohio Director of Insurance.

Redemption and Balance Sheet Classification—The redeemable convertible preferred stock is classified as mezzanine equity because while it is not mandatorily redeemable, it will become convertible or redeemable at the option of the preferred stockholder in connection with any change of control of the Company, which is considered not solely within our control.

12.   SHARE-BASED COMPENSATION

In August 2022, an authorized subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18, which became effective on August 12, 2022. Accordingly, all stock, equity award, warrant, and per share amounts have been adjusted to reflect the reverse stock split for all prior periods presented.

Warrants

As part of the Investment Agreement discussed in Note 11, "Capital Stock," we issued Carvana eight tranches of warrants, comprised of three tranches of "short-term warrants" and five tranches of "long-term warrants." However, the exercisability of certain tranches are subject to Carvana's decision to exercise certain other tranches. If Carvana exercises short-term tranches, then long-term tranche 1 warrants are cancelled and the remaining long-term tranches would be reduced such that Carvana will have the opportunity to purchase a maximum of 7.2 million shares of Class A common stock.

As of December 31, 2022, we determined the remaining unvested short-term warrants were probable of vesting. Under that scenario, it is not a possible outcome for the long-term warrants to also vest, so they are considered not probable of vesting. We recognized warrant compensation expense related to these equity-classified warrants based on progress toward completing the Integrated Platform, and policies originating through the Integrated Platform. In September 2022, the Integrated Platform launched and as a result, tranche 1 of our short-term warrants vested. There were no exercises upon vesting and all warrants remain outstanding. All of these warrants are out-of-the-money and therefore have no intrinsic value as of December 31, 2022.

The following table displays warrant compensation expense recorded in the consolidated statements of operations and comprehensive loss:

	Years Ended December 31,		
	2022	2021	2020
	(dollars in millions)		
Warrant compensation expense:			
Sales and marketing	$ 8.8	$ 8.8	$ —
Other insurance (benefit) expense	5.7	—	—
Total warrant compensation expense	$ 14.5	$ 8.8	$ —

The short-term warrants will expire September 1, 2025 and the long-term warrants will expire September 1, 2027. The following table provides other key terms of the warrants:

Warrants	Exercise Price	Shares Issued (in millions)	Grant Date Fair Value per Share	Vesting Condition
Short-Term				
Tranche 1	$ 180.00	2.4	$ 0.42	Completing the Integrated Platform
Tranche 2	$ 198.00	3.2	$ 0.37	50,000 policy originations
Tranche 3	$ 216.00	1.6	$ 0.18	75,000 policy originations
Total Short-Term		7.2		
Long-Term				
Tranche 1	$ 180.00	1.4	$ 0.42	100,000 policy originations
Tranche 2	$ 225.00	1.5	$ 0.35	200,000 policy originations
Tranche 3	$ 270.00	1.5	$ 0.24	300,000 policy originations
Tranche 4	$ 405.00	1.5	$ 0.09	400,000 policy originations
Tranche 5	$ 540.00	1.3	$ 0.04	500,000 policy originations
Total Long-Term		7.2		

The fair value of the warrants is estimated on the date of grant using a Monte Carlo simulation with Geometric Brownian Motion that uses certain inputs, assumptions and estimates, as follows: expected term of five years, based on the contractual term of the warrants; risk-free interest rate of 0.9%, based on U.S. Constant Maturity Yield Curve over a similar term; dividend rate of 0.0%, based on our historical and expected future dividend payouts, which may be subject to change in the future; and volatility of 45%, based on historical and implied volatility of comparable publicly held companies, because we did not have sufficient company-specific volatility at the time of grant, and other factors.

As of December 31, 2022, there was $21.1 million of unrecognized compensation cost related to the warrants. The remaining costs are expected to be recognized over a period of approximately two years.

Employee Share-Based Compensation

2020 Equity Incentive Plan

We maintain an equity incentive plan, the 2020 Equity Incentive Plan, or the 2020 Plan, for the issuance and grant of equity awards (restricted stock, RSUs, and incentive and nonqualified stock options) to our officers, directors, employees and certain advisors. As of December 31, 2022, the number of shares authorized under the 2020 Plan was 3.2 million shares of Class A common stock, inclusive of available shares previously reserved for issuance under the 2015 Equity Incentive Plan, or the 2015 Plan, and subject to increase for awards previously issued under the 2015 Plan which are forfeited or lapse unexercised. In addition, this reserve will automatically increase on January 1 of each year, which commenced on January 1, 2021 and will end on (and including) January 1, 2030, in an amount equal to 4% of the total number of shares of capital stock outstanding on December 31 of the preceding year. However, the board of directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of Class A common stock. The aggregate maximum number of shares of Class A common stock that may be issued pursuant to the exercise of incentive stock options is 6.7 million shares. As of December 31, 2022, the number of shares available for issuance under the 2020 Plan was 1.8 million.

In August 2022, our board of directors approved the First Amendment to our 2020 Employee Stock Purchase Plan, or ESPP. The number of shares of Class A common stock initially reserved for issuance under the ESPP is limited to 0.3 million shares. In addition, the number of shares reserved for issuance under the ESPP is subject to an annual increase on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of capital stock outstanding on December 31 of the preceding year and (ii) 0.4 million shares of Class A common stock. Our board of directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of Class A common stock.

2015 Equity Incentive Plan

In 2015, the board of directors of the Company adopted the 2015 Plan under which the Company could grant equity awards (restricted stock, and incentive and nonqualified stock options) to its officers, directors, employees and certain advisors. In October 2020, this plan was superseded by the 2020 Plan and all reserved shares under the 2015 Plan were transferred to the 2020 Plan.

The following table displays employee share-based compensation expense recorded in the consolidated statements of operations and comprehensive loss:

	Years Ended December 31,		
	2022	2021	2020
	(dollars in millions)		
Share-based compensation expense:			
Loss and loss adjustment expenses	$ 0.7	$ 1.5	$ 0.6
Sales and marketing	0.8	1.0	1.0
Other insurance (benefit) expense	0.8	1.6	1.0
Technology and development	3.3	4.5	5.8
General and administrative	24.9	10.7	20.4
Total share-based compensation expense	$ 30.5	$ 19.3	$ 28.8

The following table provides total employee share-based compensation expense by type of award:

| | Years Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(dollars in millions)		
Share-based compensation expense:			
Restricted stock unit expense	$ 28.8	$ 14.9	$ 0.6
Stock option expense	1.7	4.4	28.2
Total share-based compensation expense	$ 30.5	$ 19.3	$ 28.8

In March 2020, a current investor completed a tender offer for common stock from vested shareholders, many of whom were employees or members of the board of directors. To encourage participation, the tender offer was made at a price in excess of the fair value of our common stock. As a result, we recognized $25.1 million of share-based compensation expense related to these tender offers during the year ended December 31, 2020.

As of December 31, 2022, there was $2.2 million and $40.2 million of unrecognized compensation cost related to unvested stock options and RSUs, respectively. The remaining costs are expected to be recognized over a period of four years for unvested stocks options and RSUs.

Restricted Stock Units

A summary of RSU activity for the year ended December 31, 2022 and 2021 is as follows:

| Restricted Stock Units | Number of Shares | Weighted-Average Grant Date Fair Value per Share | Aggregate Intrinsic Value |
	(in millions, except per share amounts)		
Nonvested at January 1, 2021	—	$ 331.38	$ 6.2
Granted	0.7	165.06	
Vested	—	325.62	1.0
Forfeited, expired or canceled	(0.2)	184.32	
Nonvested at December 31, 2021	0.5	162.36	$ 27.4
Granted	1.1	31.34	
Vested	(0.1)	135.25	3.3
Forfeited, expired or canceled	(0.4)	81.38	
Nonvested at December 31, 2022	1.1	$ 51.81	$ 5.0

Stock Options

A summary of option activity for the years ended December 31, 2022 and 2021 is as follows:

Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
	(in millions, except exercise price and term amounts)			
Outstanding at January 1, 2021	0.6	$ 43.02	7.75	$ 137.7
Granted	—	194.76		
Exercised	(0.2)	30.24		24.1
Forfeited, expired or canceled	—	79.92		
Outstanding at December 31, 2021	0.4	$ 42.48	6.12	$ 9.5
Granted	—	21.42		
Exercised	(0.1)	6.60		1.9
Forfeited, expired or canceled	(0.1)	83.89		
Outstanding at December 31, 2022	0.2	$ 38.15	5.63	$ 0.2

A summary of total options outstanding and exercisable at December 31, 2022:

Options	Options Outstanding and Exercisable		
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)
	(in millions, except exercise price and term amounts)		
Range of Exercise Prices:			
$0.06 - $21.42	0.1	$ 5.06	4.84
$21.42 - $130.50	0.1	$ 51.97	6.34
$130.50 - $231.66	—	$ 150.11	7.00

The 2020 Plan permits the optionee to early exercise options to obtain preferred tax treatment before the completion of the award's requisite service or vesting period. If the employee terminates employment before the end of this period, the 2020 and 2015 Plans allow us to repurchase the shares, at our option, at the exercise price of the award. The repurchase feature is used to incentivize the employee to remain through the requisite service or vesting period to receive the full economic benefit of the award. As of December 31, 2022 and 2021, share repurchase obligations were immaterial to our consolidated financial statements.

13. COMMITMENTS AND CONTINGENCIES

During the normal course of business, we enter into various agreements to purchase services, primarily data and information technology based services, that are enforceable and legally binding. Certain supply contracts contain penalty provisions for early termination, in addition to variable costs that are based on volume and usage. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.

The following table summarizes, by remaining maturity, future commitments related to other arrangements as of December 31, 2022:

	Purchase Obligations
	(dollars in millions)
2023	$ 11.7
2024	14.4
2025	11.7
2026	10.0
2027 and thereafter	—
Total	$ 47.8

From time to time, we are party to litigation and legal proceedings relating to our business operations. Except as disclosed below, we do not believe that we are party to any current or pending legal action that could reasonably be expected to have a material adverse effect on our financial condition or results of operations and cash flow.

On February 9, 2023, a purported class action complaint was filed against the Company's subsidiary, Root Insurance Company, in the U.S. District Court for the Middle District of Louisiana (Case No. 3:23-cv-00089-JWD-RLB) by an individual on her behalf and further claiming to represent a putative class of insureds. The complaint alleges that the defendant breached its insurance contract and violated specific provisions of the Louisiana law in settling her vehicle total loss claim. The complaint seeks damages to include payment of alleged benefits owed under the policy, in addition to pre- and post-judgment interest, statutory penalties, attorneys fees and costs, and injunctive relief on behalf of the named plaintiff and the putative class members. The Company believes that the claims in this lawsuit are without merit and intends to defend against them vigorously. The lawsuit is in its early stages. Therefore, at this time, we cannot predict the outcome or estimate the likelihood or magnitude of our possible or potential loss contingency.

On December 19, 2022, a purported class action complaint was filed against the Company's subsidiary, Root Insurance Company, in the U.S. District Court for the Western District of Texas (Case No. 1:22-cv-01328-LY) by an individual on her behalf and further claiming to represent a putative class of insureds. The complaint alleges that the defendant breached its insurance contract and violated specific provisions of the Texas Prompt Payment of Claims Act for an alleged failure to include sales tax in total loss vehicle settlements. The complaint seeks damages to include payment of alleged benefits owed under the policy, in addition to pre- and post-judgment interest and attorneys fees on behalf of the named plaintiff and the putative class members. The defendant has moved to dismiss the claims set forth in the complaint. The Company believes that the claims in this lawsuit are without merit and intends to defend against them vigorously. The lawsuit is in its early stages. Therefore, at this time, we cannot predict the outcome or estimate the likelihood or magnitude of our possible or potential loss contingency.

On June 27, 2022, a verified shareholder derivative complaint was filed against certain of the Company's current and former officers and directors in the U.S. District Court for the District of Delaware (Case No. 1:22-cv-00865). The Company was named as a nominal defendant. The complaint alleges that defendants made false or misleading statements and omissions of purportedly material fact, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties, were unjustly enriched, wasted corporate assets, and are liable under Section 11(f) of the Securities Act, in connection with and following the Company's IPO. The complaint seeks unspecified damages. The Company believes that the claims in this lawsuit are without merit and intends to defend against them vigorously. The lawsuit is currently stayed pending resolution of the motion to dismiss filed by the defendants in the below matter and, at this time, we are unable to predict the outcome and we cannot estimate the likelihood or magnitude of our possible or potential loss contingency.

On March 19, 2021, a purported class action complaint was filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Southern District of Ohio (Case No. 2:21-cv-01197) on behalf of certain Root shareholders. The complaint alleges that defendants made false or misleading statements and omissions of purportedly material fact, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 thereunder, and of Sections 11 and 15 of the Securities Act of 1933, or the Securities Act, in connection with and following the Company's IPO. The complaint seeks unspecified damages. The defendants have moved to dismiss the claims set forth in the complaint. The Company believes that the claims in this lawsuit are without merit and intends to defend against them vigorously. The lawsuit is in the early stages and, at this time, we are unable to predict the outcome and we cannot estimate the likelihood or magnitude of our possible or potential loss contingency.

We are contingently liable for possible future assessments under regulatory requirements for insolvencies and impairments of unaffiliated insurance companies.

14. OTHER COMPREHENSIVE (LOSS) INCOME AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table presents the changes in our accumulated other comprehensive (loss) income, or AOCI, for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,		
	2022	2021	2020
	(dollars in millions)		
Beginning balance	$ 0.4	$ 5.6	$ 0.6
Other comprehensive (loss) income before reclassifications	(6.9)	(2.8)	5.3
Net realized losses (gains) on investments reclassified from AOCI to net loss	0.7	(2.4)	(0.3)
Other comprehensive (loss) income	(6.2)	(5.2)	5.0
Ending balance	$ (5.8)	$ 0.4	$ 5.6

15. LOSS PER SHARE

In August 2022, an authorized subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18, which became effective on August 12, 2022. Accordingly, all stock, equity award, warrant, and per share amounts have been adjusted to reflect the reverse stock split for all prior periods presented.

The following table displays the computation of basic and diluted loss per share for both Class A and Class B common stock for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,		
	2022	2021	2020
	(in millions, except per share amounts)		
Net loss	$ (297.7)	$ (521.1)	$ (363.0)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)	14.1	13.8	4.2
Loss per common share: basic and diluted (both Class A and B)	$ (21.11)	$ (37.76)	$ (86.43)

We excluded the following potentially dilutive common stock equivalents, presented based on amounts outstanding at each year end, from the computation of diluted EPS attributable to common stockholders for the years indicated because including them would have had an anti-dilutive effect:

	As of December 31,		
	2022	**2021**	**2020**
	(in millions)		
Options to purchase common stock	0.2	0.4	0.6
Nonvested shares subject to repurchase	0.1	0.1	0.3
Restricted stock units	1.1	0.5	—
Redeemable convertible preferred stock (as converted to common stock)	0.8	0.8	—
Warrants to purchase common stock	7.7	7.2	—
Total	9.9	9.0	0.9

16.   STATUTORY FINANCIAL INFORMATION

Root Insurance Company and Root Property & Casualty, or our insurance subsidiaries, are required to prepare statutory financial statements in conformity with the basis of accounting practices prescribed or permitted by the Ohio DOI and Delaware DOI, respectively. Ohio and Delaware have adopted the NAIC Accounting Practices and Procedures Manual as the basis of their statutory accounting practices. Root Insurance Company and Root Property & Casualty maintained statutory capital and surplus as of December 31, 2022 and 2021 and had statutory net loss for the years ended December 31, 2022, 2021 and 2020 as follows:

	Statutory Net Loss			Statutory Capital and Surplus	
	2022	**2021**	**2020**	**2022**	**2021**
	(in millions)				
Root Insurance Company	$ (125.7)	$ (126.9)	$ (123.8)	$ 77.0	$ 91.5
Root Property & Casualty	(30.8)	(33.4)	(25.5)	20.3	21.8
Total	$ (156.5)	$ (160.3)	$ (149.3)	$ 97.3	$ 113.3

The payment of dividends by Root Insurance Company and Root Property & Casualty are subject to restrictions set forth in the insurance laws and regulations of the States of Ohio and Delaware, respectively, or the insurance laws. The insurance laws require domestic insurance companies to notify the supervisory superintendent, commissioner and/or director to seek prior regulatory approval to pay a dividend or distribute cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory-basis policyholders' surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer as of the prior December 31. During the years ended December 31, 2022, 2021 and 2020, Root Insurance Company and Root Property & Casualty did not pay any dividends.

The insurance laws also require domestic insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the insurance laws as the amount equal to our unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses. Additionally, following any dividend, an insurers policyholder surplus must be reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

The NAIC Risk-Based Capital, or RBC, model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company's total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, underwriting risk, credit risk and other factors. The State of Ohio and the State of Delaware impose minimum RBC requirements that are developed by the NAIC. The formulas in the model for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, all of which require specified corrective action. The statutory surplus for Root Insurance Company and Root Property & Casualty exceeded the minimum RBC requirements for the years ended December 31, 2022 and 2021.

17. GEOGRAPHICAL BREAKDOWN OF GROSS PREMIUMS WRITTEN

Gross premiums written by state is as follows for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,					
	2022		2021		2020	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
State	(dollars in millions)					
Texas	$ 109.3	18.2 %	$ 152.3	20.5 %	$ 132.5	21.5 %
Georgia	62.3	10.4	79.2	10.7	72.4	11.7
Colorado	40.6	6.8	33.5	4.5	20.2	3.3
Pennsylvania	34.9	5.8	39.8	5.4	30.2	4.9
Louisiana	33.1	5.5	42.2	5.7	28.0	4.5
Utah	30.9	5.2	33.8	4.6	26.0	4.2
Nevada	28.4	4.7	33.6	4.5	19.1	3.1
South Carolina	20.1	3.4	26.3	3.5	9.6	1.6
Oklahoma	19.8	3.3	22.5	3.0	18.6	3.0
Indiana	17.8	3.0	21.7	2.9	18.1	2.9
All others states	202.8	33.7	257.7	34.7	242.1	39.3
Total	$ 600.0	100.0 %	$ 742.6	100.0 %	$ 616.8	100.0 %

18. REVISION OF PREVIOUSLY ISSUED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

Presented below are the revisions to the previously issued quarterly financial statements for immaterial errors in 2022 related to the purported misappropriation of funds by a former senior marketing employee as disclosed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies." The following tables present the effect of the revision on the condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of redeemable convertible preferred stock and stockholders' equity and condensed consolidated statements of cash flows.

| | Three Months Ended March 31, 2022 (unaudited) | | |
| | As reported | Adjustments | As Corrected |
Condensed consolidated statement of operations and comprehensive loss data:	(in millions, except per share amounts)		
Sales and marketing	$ 14.7	$ 0.6	$ 15.3
General and administrative	30.0	0.5	30.5
Total operating expenses	156.3	1.1	157.4
Operating loss	(70.9)	(1.1)	(72.0)
Loss before income tax expense	(76.4)	(1.1)	(77.5)
Net loss	(76.4)	(1.1)	(77.5)
Comprehensive loss	$ (80.1)	$ (1.1)	$ (81.2)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)[1]	14.0		14.0
Loss per common share: basic and diluted (both Class A and B)[1]	$ (5.46)		$ (5.54)

_____

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

| | Three Months Ended June 30, 2022 (unaudited) | | | Six Months Ended June 30, 2022 (unaudited) | | |
| | As reported | Adjustments | As Corrected | As reported | Adjustments | As Corrected |
Condensed consolidated statements of operations and comprehensive loss data:	(in millions, except per share amounts)			(in millions, except per share amounts)		
Sales and marketing	$ 25.4	$ (4.0)	$ 21.4	$ 40.1	$ (3.4)	$ 36.7
General and administrative	29.9	9.6	39.5	59.9	10.1	70.0
Total operating expenses	161.1	5.6	166.7	317.4	6.7	324.1
Operating loss	(80.7)	(5.6)	(86.3)	(151.6)	(6.7)	(158.3)
Loss before income tax expense	(89.9)	(5.6)	(95.5)	(166.3)	(6.7)	(173.0)
Net loss	(89.9)	(5.6)	(95.5)	(166.3)	(6.7)	(173.0)
Comprehensive loss	$ (91.2)	$ (5.6)	$ (96.8)	$ (171.3)	$ (6.7)	$ (178.0)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)[1]	14.1		14.1	14.0		14.0
Loss per common share: basic and diluted (both Class A and B)[1]	$ (6.38)		$ (6.77)	$ (11.88)		$ (12.36)

_____

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

	Three Months Ended September 30, 2022 (unaudited)			Nine Months Ended September 30, 2022 (unaudited)		
	As reported	Adjustments	As Corrected	As reported	Adjustments	As Corrected
Condensed consolidated statements of operations and comprehensive loss data:	(in millions, except per share amounts)			(in millions, except per share amounts)		
Sales and marketing	$ 5.7	$ 2.4	$ 8.1	$ 45.8	$ (1.0)	$ 44.8
General and administrative	26.4	—	26.4	86.3	10.1	96.4
Total operating expenses	128.4	2.4	130.8	445.8	9.1	454.9
Operating loss	(54.7)	(2.4)	(57.1)	(206.3)	(9.1)	(215.4)
Loss before income tax expense	(64.0)	(2.4)	(66.4)	(230.3)	(9.1)	(239.4)
Net loss	(64.0)	(2.4)	(66.4)	(230.3)	(9.1)	(239.4)
Comprehensive loss	$ (66.3)	$ (2.4)	$ (68.7)	$ (237.6)	$ (9.1)	$ (246.7)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)[1]	14.1		14.1	14.0		14.0
Loss per common share: basic and diluted (both Class A and B)[1]	$ (4.54)		$ (4.71)	$ (16.45)		$ (17.10)

_____

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

	As of March 31, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
Condensed consolidated statement of redeemable convertible preferred stock and stockholders equity data:	(in millions)		
Accumulated loss	$ (1,346.5)	$ (1.1)	$ (1,347.6)
Total stockholders' equity	$ 468.7	$ (1.1)	$ 467.6

	As of June 30, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
Condensed consolidated statement of redeemable convertible preferred stock and stockholders equity data:	(in millions)		
Accumulated loss	$ (1,436.4)	$ (6.7)	$ (1,443.1)
Total stockholders' equity	$ 388.0	$ (6.7)	$ 381.3

	As of September 30, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
Condensed consolidated statement of redeemable convertible preferred stock and stockholders equity data:	(in millions)		
Accumulated loss	$ (1,500.4)	$ (9.1)	$ (1,509.5)
Total stockholders' equity	$ 330.9	$ (9.1)	$ 321.8

Condensed consolidated statement of cash flows data:	Three Months Ended March 31, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
	(in millions)		
Net loss	$ (76.4)	$ (1.1)	$ (77.5)
Other assets	4.9	1.1	6.0
Net cash used in operating activities	$ (51.2)	$ —	$ (51.2)

Condensed consolidated statement of cash flows data:	Six Months Ended June 30, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
	(in millions)		
Net loss	$ (166.3)	$ (6.7)	$ (173.0)
Other assets	(10.5)	6.7	(3.8)
Net cash used in operating activities	$ (104.9)	$ —	$ (104.9)

Condensed consolidated statement of cash flows data:	Nine Months Ended September 30, 2022 (unaudited)		
	As reported	Adjustments	As Corrected
	(in millions)		
Net loss	$ (230.3)	$ (9.1)	$ (239.4)
Other assets	(11.1)	9.1	(2.0)
Net cash used in operating activities	$ (163.9)	$ —	$ (163.9)

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

The interim financial statements for the quarterly periods in 2022 are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the periods presented. Information for the three months ended March 31, 2022, June 30, 2022 and September 30, 2022 have been adjusted to correct immaterial errors. For additional information, refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," and Note 18, "Revision of Previously Issued Financial Statements."

	For the 2022 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
Revenue:				
Net premiums earned	$ 78.3	$ 74.7	$ 68.6	$ 64.3
Net investment income	0.6	0.7	0.9	4.0
Net realized gains (losses) on investments	1.2	(0.1)	—	(0.6)
Fee income	4.9	4.4	3.8	3.4
Other income	0.4	0.7	0.4	0.2
Total revenue	85.4	80.4	73.7	71.3
Operating expenses:				
Loss and loss adjustment expenses	96.7	95.7	80.9	77.7
Sales and marketing	15.3	21.4	8.1	3.2
Other insurance expense (benefit)	1.0	(7.8)	1.1	(2.3)
Technology and development	13.9	17.9	14.3	9.4
General and administrative	30.5	39.5	26.4	31.0
Total operating expenses	157.4	166.7	130.8	119.0
Operating loss	(72.0)	(86.3)	(57.1)	(47.7)
Interest expense	(5.5)	(9.2)	(9.3)	(10.6)
Loss before income tax expense	(77.5)	(95.5)	(66.4)	(58.3)
Income tax expense	—	—	—	—
Net loss	(77.5)	(95.5)	(66.4)	(58.3)
Other comprehensive loss:				
Changes in net unrealizes (losses) gains on investments	(3.7)	(1.3)	(2.3)	1.1
Comprehensive loss	$ (81.2)	$ (96.8)	$ (68.7)	$ (57.2)
Loss per common share: basic and diluted (both Class A and B)[1]	$ (5.54)	$ (6.77)	$ (4.71)	$ (4.13)
Weighted-average common shares outstanding: basic and diluted (both Class A and B)[1]	14.0	14.1	14.1	14.1

---

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

ROOT, INC. and CARET HOLDINGS, INC.

Schedule II: Condensed Combined Financial Information of Registrant

Balance Sheets (Parent Company)

(in millions, except par value)

	As of December 31,			
	2022		**2021**	
Assets				
Other investments	$	4.4	$	4.7
Cash and cash equivalents		551.8		432.3
Restricted cash		1.0		1.0
Investments in subsidiaries		97.6		—
Other assets		46.8		49.3
Intercompany receivable		22.1		261.8
Total Assets	$	723.7	$	749.1
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity				
Liabilities:				
Long-term debt and warrants	$	295.4	$	—
Investments in subsidiaries		—		58.5
Accounts payable and accrued expenses		16.6		8.8
Other liabilities		17.8		24.5
Intercompany payable		4.8		8.9
Total liabilities		334.6		100.7
Commitments and Contingencies				
Redeemable convertible preferred stock, $0.0001 par value, 14.1 shares issued and outstanding at December 31, 2022 and December 31, 2021 (liquidation preference of $126.5)		112.0		112.0
Stockholders' equity:				
Class A common stock, $0.0001 par value, 9.2 and 7.9 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively[1]		—		—
Class B common stock, $0.0001 par value, 5.0 and 6.1 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively[1]		—		—
Additional paid-in capital		1,850.7		1,806.1
Accumulated other comprehensive income		(5.8)		0.4
Accumulated loss		(1,567.8)		(1,270.1)
Total stockholders' equity		277.1		536.4
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$	723.7	$	749.1

_____

(1) Reflects the 1-for-18 reverse stock split that became effective August 12, 2022. Refer to Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

See Notes to Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.

Schedule II: Condensed Combined Financial Information of Registrant

Statements of Operations and Comprehensive Loss (Parent Company)

(in millions)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Revenue:			
Net investment income	$ 4.5	$ 4.6	$ 0.9
Net realized gains on investments	1.2	—	—
Total revenue	5.7	4.6	0.9
Operating expenses:			
Sales and marketing	11.9	10.0	—
Other insurance expense	6.6	2.9	—
Technology and development	33.4	42.5	19.5
General and administrative	18.3	5.3	37.8
Total operating expenses	70.2	60.7	57.3
Operating loss	(64.5)	(56.1)	(56.4)
Interest expense	(34.6)	(20.0)	(77.7)
Loss on early extinguishment of debt	—	(15.9)	—
Loss before income tax expense	(99.1)	(92.0)	(134.1)
Income tax expense	—	—	—
Net loss before equity net loss of subsidiaries	(99.1)	(92.0)	(134.1)
Net loss of subsidiaries	(198.6)	(429.1)	(228.9)
Net loss	(297.7)	(521.1)	(363.0)
Other comprehensive (loss) income:			
Other comprehensive (loss) income of subsidiaries	(6.2)	(5.2)	5.0
Comprehensive loss	$ (303.9)	$ (526.3)	$ (358.0)

See Notes to Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.
Schedule II: Condensed Combined Financial Information of Registrant
Statements of Cash Flows (Parent Company)
(in millions)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net cash provided by (used in) operating activities	$ 205.9	$ (257.1)	$ (62.9)
Cash flows from investing activities:			
Purchases of investments	—	(0.4)	(0.5)
Sales of investments	1.3	—	—
Purchases of indefinite-lived intangible assets and transaction costs	(1.3)	—	—
Capitalization of internally developed software	(8.8)	(6.6)	(5.4)
Purchases of fixed assets	—	(4.6)	(1.8)
Investment in subsidiaries	(360.9)	(261.8)	(201.9)
Net cash used in investing activities	(369.7)	(273.4)	(209.6)
Cash flows from financing activities:			
Proceeds from issuance of common stock from IPO and concurrent private placements, net of issuance cost	—	—	1,098.1
Proceeds from exercise of stock options and restricted stock units, net of tax proceeds/(withholding)	0.3	3.2	2.1
Proceeds from issuance of preferred stock and related warrants	—	126.5	—
Payment of preferred stock and related warrants issuance costs	(3.0)	(10.5)	—
Proceeds from debt and warrants issuance, net of issuance cost	286.0	—	12.0
Repayments of long-term debt	—	(199.5)	(13.5)
Purchases of treasury stock	—	—	(0.2)
Net cash provided by (used in) financing activities	283.3	(80.3)	1,098.5
Net increase (decrease) in cash and cash equivalents	119.5	(610.8)	826.0
Cash, cash equivalents and restricted cash at beginning of year	433.3	1,044.1	218.1
Cash, cash equivalents and restricted cash at end of year	$ 552.8	$ 433.3	$ 1,044.1

See Notes to Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Parent Company)

1. Business

Caret Holdings, Inc. is a holding company which was formed in 2015 to develop and launch a direct-to-consumer personal automobile insurance and mobile technology company. In August 2019 a new holding company, Root, Inc. was formed, which became the parent of Caret Holdings, Inc. and maintains 100% ownership of Caret Holdings, Inc.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Combination—The condensed combined financial statements include the accounts of Root, Inc. and its wholly owned subsidiary, Caret Holdings, Inc., and are prepared in accordance with accounting principles generally accepted in the United States. All intercompany accounts and transactions have been eliminated. These financial statements have been combined in order to present comparative parent company financial statements for 2022, 2021 and 2020 and should be read in conjunction with our consolidated financial statements.

Use of Estimates—The preparation of condensed combined financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reverse Stock Split— In August 2022, an authorized subcommittee of our board of directors approved a reverse stock split of our Class A and Class B common stock at a ratio of 1-for-18. On August 12, 2022, we filed a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to effect a 1-for-18 reverse stock split of our Class A and Class B common stock. As a result of the reverse stock split, every 18 shares of our issued or outstanding pre-reverse split common stock of each class were combined into one share of common stock of such class. No fractional shares were issued upon the reverse stock split. On August 15, 2022, our Class A common stock began trading on a split-adjusted basis on the Nasdaq Stock Market.

In connection with the reverse stock split, there was no change to the shares authorized or in the par value per share of $0.0001. In addition, there was no change to the number of shares issued or outstanding for our Series A Preferred Stock. The conversion price for our Series A Preferred Stock was adjusted to $162.00 and the exercise price and number of warrant shares for each of our outstanding warrants were also proportionately adjusted. Accordingly, all historical per share data, number of shares outstanding and other common stock equivalents for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split.

Statement of Cash Flows—The supplemental disclosures for cash and non-cash flows for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
		(in millions)	
Supplemental disclosures:			
Interest paid	$ 24.5	$ 23.9	$ 4.5
Federal income taxes paid	—	—	—
Leasehold improvements - non-cash	0.9	1.5	—
Conversion of preferred stock to common stock - non-cash	—	—	560.4
Conversion of warrants to common stock - non-cash	—	—	75.0
Lease liabilities arising from obtaining right-of-use asset	—	9.9	—
Carvana investment agreement issuance costs - non-cash	—	9.1	—
Purchases of treasury stock - non-cash	—	—	0.5

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed combined balance sheets that sum to the total of the same such amount in the condensed combined statements of cash flows:

	2022	2021
	(in millions)	
Cash and cash equivalents	$ 551.8	$ 432.3
Restricted cash	1.0	1.0
Total cash, cash equivalents and restricted cash shown in the condensed combined statements of cash flows	$ 552.8	$ 433.3

Investments in Subsidiaries—As of December 31, 2021, Caret Holdings, Inc. had a negative investment in subsidiaries balance of $58.5 million primarily related to accumulated losses from subsidiaries. In accordance with applicable accounting guidance, we reclassified the negative investment in subsidiaries balance to the liabilities section of our combined balance sheet.

3. Guarantees

Root, Inc. entered into an agreement with the Superintendent of Insurance, State of Ohio, (the "Superintendent") guaranteeing that Root Insurance Company will maintain certain capital and surplus requirements or risk-based capital levels, whichever is greater, and such additional surplus as the Superintendent requires. The guarantee remains in effect until such time as the Superintendent may release Root, Inc. in writing.

ROOT, INC. AND SUBSIDIARIES

Schedule V: Valuation and Qualifying Accounts

For the Years Ended December 31, 2022, 2021 and 2020
(in millions)

	Balance at beginning of period	Additions		Deductions	Balance at end of period
		Charged to costs and expenses	Charge to other accounts		
Year Ended December 31, 2020					
Valuation allowance for deferred tax assets	$ 76.8	$ 61.5	$ (1.0)	$ —	$ 137.3
Allowance for premium receivables	$ 2.0	$ 23.6	$ —	$ (22.1)	$ 3.5
Year Ended December 31, 2021					
Valuation allowance for deferred tax assets	$ 137.3	$ 116.7	$ 1.0	$ —	$ 255.0
Allowance for premium receivables	$ 3.5	$ 20.9	$ 0.8	$ (19.8)	$ 5.4
Allowance for reinsurance recoverables	$ —	$ —	$ 0.2	$ —	$ 0.2
Year Ended December 31, 2022					
Valuation allowance for deferred tax assets	$ 255.0	$ 65.8	$ 1.5	$ —	$ 322.3
Allowance for premium receivables	$ 5.4	$ 17.4	$ —	$ (20.0)	$ 2.8
Allowance for reinsurance recoverables	$ 0.2	$ —	$ —	$ —	$ 0.2

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Background

As described in the Current Report on Form 8-K filed on December 30, 2022, The Audit, Risk and Finance Committee (the "Audit Committee") of our board of directors engaged outside counsel to conduct an internal investigation with respect to a series of marketing services transactions that a former senior marketing employee entered into in 2022. The internal investigation is now concluded. The results indicate that, with respect to certain vendors, these transactions involve payments from the Company of approximately $10 million, which the Company believes were subsequently transferred at such former employee's direction and without prior disclosure to Company senior management, by those vendors to entities in which the former employee had an interest. The former employee who is accused of committing the suspected fraud is no longer employed by the Company. The suspected fraud was discovered by the Company in the weeks following the former employee's termination on November 9, 2022.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered in this Annual Report on Form 10-K. Based on the evaluation of these disclosure controls and procedures, because of the material weakness described below, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Under the supervision of our principal executive officer and principal financial officer, we conducted our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on the evaluation under these criteria and because of the material weakness described below, our principal executive officer and principal financial officer concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In our assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, we determined that there were control deficiencies related to monitoring and the control environment, including the circumvention of control activities, that contributed to the suspected fraud perpetrated by a former senior marketing employee, and aggregated to a material weakness. Specifically, the material weakness relates to inadequate hiring practices for employees in senior leadership positions whose roles and responsibilities include the initiation of transactions with third parties; and ineffective control and monitoring activities, including the circumvention of certain control activities, related to the review, authorization and approval of third-party vendors, and associated contracts for services, and approval of third-party vendor payments.

Remediation Activities:

We intend to remedy our material weakness described above by:

•   Enhancing our policy to require more comprehensive hiring practices for individuals in senior leadership positions, which may include more robust background checks than we require for all employees.

•   Improving the design of internal vendor management processes and controls, including the hiring of dedicated procurement resources to ensure contracts, including amendments, are appropriately reviewed, authorized in accordance with our delegation of authority policies, and approved.

•   Clarifying the design of vendor payment controls to prescribe the criteria an approver must review, in addition to invoice requests, to adequately support payments to vendors.

•   Implementing more stringent monitoring controls to ensure compliance with contract reviews, approval authority limits and vendor payment policies.

We are committed to maintaining a strong internal control environment, and believe that these remediation actions, when fully implemented, will represent significant improvements in our controls under the Internal Control – Integrated Framework issued by the COSO. Additional remediation measures may be required, which may require additional implementation time. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluation of internal control over financial reporting. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022, which is included below.

Changes in Internal Control

Except for the identification of the material weakness described above, there were no changes during the quarter ended December 31, 2022 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Root, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Root, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 22, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

Inadequate hiring practices for employees in senior leadership positions whose roles and responsibilities include the initiation of transactions with third parties; and ineffective control and monitoring activities, including the circumvention of certain control activities, related to the review, authorization and approval of third-party vendors, and associated contracts for services, and approval of third-party vendor payments.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio

February 22, 2023

Item 9B. Other Information

On February 15, 2023, our board of directors amended and restated the Company's bylaws to, among other things, (1) revise procedures and disclosure requirements for the nomination of directors and the submission of proposals for consideration at meetings of the Company's stockholders, including, adding a requirement that a stockholder seeking to nominate director(s) at an annual meeting deliver to the Company reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Securities Exchange Act of 1934, as amended, (2) implement majority voting in uncontested elections of directors, (3) reserve a white card for the Company's use in proxy contests, and (4) make certain administrative, modernizing, clarifying, and conforming changes.

The foregoing summary is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, filed as Exhibit 3.3 to this Annual Report on Form 10-K, and incorporated by reference herein.

On February 20, 2023, Scott Maw informed Root, Inc. (the "Company") of his intention to resign from the Company's board of directors, and its Audit, Risk and Finance Committee on which he serves as a member, effective February 28, 2023. Mr. Maw's resignation was not related to any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

On February 20, 2023, Daniel Rosenthal, the Company's Chief Revenue and Operating Officer, informed the Company of his plan to resign as an executive officer of the Company effective March 23, 2023, and from the Company's board of directors effective immediately. To ensure a smooth transition of his responsibilities, the Company and Mr. Rosenthal entered into a Separation and Transition Agreement dated February 20, 2023 (the "Transition Agreement"), pursuant to which Mr. Rosenthal will provide transitional services as respects certain in-process projects.

Pursuant to the Transition Agreement, and subject to continued compliance with the terms thereof, Mr. Rosenthal will be entitled to the following through March 23, 2023: regular base salary; standard employee benefits; continued vesting and settlement of outstanding equity awards pursuant to their terms; and 2022 annual bonus in the amount of $750,000 to be paid in early 2023 in the normal course.

In addition, pursuant to the Transition Agreement, provided Mr. Rosenthal timely elects continued coverage, the Company will pay the Company share of COBRA premiums for Mr. Rosenthal and his covered dependents, until December 31, 2023, or until such earlier date as further described in the Transition Agreement. He will not be eligible for any equity grants from the Company during calendar year 2023 or thereafter and will forfeit all unvested equity and other awards.

The Transition Agreement contains customary restrictions and business protection provisions. Mr. Rosenthal's receipt of the payments and benefits under the Transition Agreement is contingent upon Mr. Rosenthal's provision of a full release of claims, as well as expiration of the statutory revocation period without the Transition Agreement and the release being revoked.

The foregoing description of the Transition Agreement is qualified in its entirety by reference to the full text of the Transition Agreement, a copy of which is filed as Exhibit 10.34 to this Annual Report on Form 10-K and incorporated by reference herein.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference in the definitive proxy statement for our Annual Meeting of Stockholders to be held on or about June 6, 2023. This proxy statement is referred to in this report as the 2023 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this Item is incorporated by reference to the 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the 2023 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit	Form	SEC File Number	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Root, Inc.	8-K	001-39568	3.1	October 30, 2020	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Root, Inc.	8-K	001-39658	3.1	August 15, 2022	
3.3	Amended and Restated Bylaws of Root, Inc.					X
3.4	Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on October 1, 2021	8-K	001-39658	3.1	October 1, 2021	
4.1	Form of Class A common stock certificate.	S-1/A	333-249332	4.1	October 20, 2020	
4.2	Description of Securities.					X
4.3	Common Stock Purchase Warrants, dated as of October 1, 2021, by and between Root, Inc. and Carvana Group, LLC	8-K	001-39658	4.1	October 1, 2021	
4.4	Form of Common Stock Purchase Warrant (Tranche 1), dated January 26, 2022	8-K	001-39658	4.1	January 27, 2022	
4.5	Form of Common Stock Purchase Warrant (Tranche 2)	8-K	001-39658	4.2	January 27, 2022	
10.1#	Root, Inc. 2020 Employee Stock Purchase Plan.	S-8	333-256076	99.2	May 13, 2021	
10.2#	First Amendment to 2020 Employee Stock Purchase Plan	10-Q	001-39658	10.1	November 9, 2022	
10.3#	Root, Inc. 2020 Equity Incentive Plan.	10-Q	001-39658	10.1	December 2, 2020	
10.4#	First Amendment to 2020 Equity Incentive Plan	10-Q	001-39658	10.2	November 9, 2022	
10.6#	Root, Inc. Amended and Restated 2015 Equity Incentive Plan.	S-1	333-249332	10.1	October 5, 2020	
10.7#	First Amendment to 2015 Amended and Restated Equity Incentive Plan	10-Q	001-39658	10.3	November 9, 2022	
10.8#	Executive Employment Agreement by and between Caret Holdings, Inc. and Hemal Shah, dated December 16, 2021	10-K	001-39658	10.2	February 23, 2022	
10.9#	Offer Letter by and between Root, Inc. and Alexander Timm, dated January 4, 2021.	10-K	001-39658	10.16	March 4, 2021	
10.10#	Amended and Restated Offer Letter by and between Root, Inc. and Daniel Rosenthal, dated February 24, 2021.	10-K	001-39658	10.17	March 4, 2021	
10.11#	First Amendment to Amended and Restated Offer Letter by and between Root, Inc. and Daniel Rosenthal, dated February 23, 2022	10-K	001-39658	10.27	February 23, 2022	

10.12#	First Amendment to Offer Letter by and between Root, Inc. and Alexander Timm, dated February 22, 2022	10-K	001-39658	10.26	February 23, 2022
10.13#	Executive Employment Agreement with Robert Bateman	8-K	001-39658	10.1	March 23, 2022
10.14#	Executive Employment Agreement with Matt Bonakdarpour	10-Q	001-39658	10.2	August 8, 2022
10.15#	Form of Executive Retention Award	10-K	001-39658	10.3	February 23, 2022
10.16#	Root Inc, Non-Employee Director Compensation Policy adopted February 17, 2022	10-K	001-39658	10.4	February 23, 2022
10.17#	Form of Stock Option Agreement under the Amended and Restated 2015 Equity Incentive Plan.	S-1	333-249332	10.2	October 5, 2020
10.18#	Form of Notice of Stock Option Exercise and Stock Option Exercise Agreement under the Amended and Restated 2015 Equity Incentive Plan.	10-K	001-39658	10.7	March 4, 2021
10.19#	Form of Root, Inc. 2020 Equity Incentive Plan RSU Award Grant Notice and Award Agreement	10-Q	001-39658	10.2	May 6, 2021
10.20#	Form of Root, Inc. 2020 Equity Incentive Plan Stock Option Grant Notice and Option Agreement	10-Q	001-39658	10.1	August 12, 2021
10.21#	Form of Director and Officer Indemnity Agreement	10-K	001-39658	10.22	February 23, 2022
10.22#	Form of RSU Agreement under the Amended and Restated 2015 Equity Incentive Plan.	S-1	333-249332	10.4	October 5, 2020
10.23*	Term Loan Agreement, dated as of January 26, 2022, by and among the Company, Caret Holdings, Inc., as borrower, the loan parties party thereto and Acquiom Agency Services LLC, as the administrative agent for the lenders party thereto	10-Q	001-39658	10.1	May 4, 2022
10.24*	Commercial Agreement, dated as of October 1, 2021	8-K	001-39658	10.1	October 1, 2021
10.25*	First Amendment to Carvana Commercial Agreement, dated as of May 13, 2022	10-Q	001-39658	10.3	August 8, 2022
10.26#	Root, Inc. Executive Compensation Agreement	10-K	001-39658	10.30	February 23, 2022
10.27#	Form of Root, Inc. Cash Incentive Agreement	10-Q	001-39658	10.9	May 4, 2022
10.28	Investment Agreement, dated as of August 11, 2021, by and between Root, Inc. and Carvana Group, LLC	8-K	001-39658	10.1	August 12, 2021
10.29	First Amendment to Investment Agreement, dated as of September 29, 2021, by and between Root, Inc. and Carvana Group, LLC	8-K	001-39658	10.3	October 1, 2021
10.30	Fifth Amended and Restated Investors' Rights Agreement by and among Root, Inc. and certain of its stockholders, dated November 25, 2019.	S-1	333-249332	4.2	October 5, 2020

10.31	[Amendment to the Fifth Amended and Restated Investors' Rights Agreement by and among Root, Inc. and certain of its stockholders, dated October 28, 2020](#)	10-K	001-39658	10.5	February 23, 2022	
10.32	[Board Observation Side Letter, dated January 26, 2022, by and between the Company and GCO II Aggregator 2 L.P.](#)	8-K	001-39658	10.2	January 27, 2022	
10.33	[Registration Rights Agreement, dated January 26, 2022, by and between the Company and the other parties thereto.](#)	8-K	001-39658	10.3	January 27, 2022	
10.34*#	[Separation and Transition Agreement dated February 20, 2023, between Daniel Rosenthal and Root, Inc.](#)					X
21.1	[List of subsidiaries of Root, Inc.](#)	10-K	001-39658	21.1	February 23, 2022	
23.1	[Consent of Deloitte & Touche LLP.](#)					X
24.1	Power of Attorney (incorporated by reference to the signature pages of this Annual Report on Form 10-K).					X
31.1	[Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X
31.2	[Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X
32.1†	[Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					X
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					

---

* Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5) and (b)(10). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

\# Indicates management contract or compensatory plan.

† The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates them by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2023

ROOT, INC.

By /s/Alexander Timm
　　Alexander Timm
　　Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexander Timm, Robert Bateman and Megan Binkley, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and either of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alexander Timm Alexander Timm	Chief Executive Officer and Director (*Principal Executive Officer*)	February 22, 2023
/s/ Robert Bateman Robert Bateman	Chief Financial Officer and Treasurer (*Principal Financial Officer*)	February 22, 2023
/s/ Megan Binkley Megan Binkley	Deputy Chief Financial Officer (*Principal Accounting Officer*)	February 22, 2023
/s/ Doug Ulman Doug Ulman	Director	February 22, 2023
/s/ Jerri DeVard Jerri DeVard	Director	February 22, 2023
/s/ Larry Hilsheimer Larry Hilsheimer	Director	February 22, 2023
/s/ Beth Birnbaum Beth Birnbaum	Director	February 22, 2023
/s/ Nancy Kramer Nancy Kramer	Director	February 22, 2023
/s/ Julie Szudarek Julie Szudarek	Director	February 22, 2023
/s/ Scott Maw Scott Maw	Director	February 22, 2023

Stock Performance

The following performance graph is not "soliciting material" and will not be deemed to be filed with the Securities and Exchange Commission (SEC) or incorporated by reference into any of Root's filings with the SEC, except to the extent that we specifically incorporate it by reference into any such filings.



*The graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the NASDAQ Composite Index and a customized peer group of six companies that includes: Trupanion, Inc., Kinsale Capital Group, Inc., Lemonade, Inc., Goosehead Insurance, Inc., Palomar Holdings, Inc., and Kemper Corporation. The graph assumes that the value of the investment in our Class A common stock, in the index and in the peer group, each including reinvestment of dividends, was $100 on 10/28/2020, which was the first day our Class A common stock began trading, and tracks it through 12/31/2022. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

Board of Directors

Larry Hilsheimer (Lead Director),   Executive Vice President and Chief Financial Officer of Greif, Inc., an industrial manufacturing company

Alexander Timm, Co-Founder and Chief Executive Officer

Beth Birnbaum, Board Member

Douglas Ulman, Chief Executive Officer of Pelotonia, a nonprofit organization

Jerri DeVard, Board Member

Julie Szudarek , Board Member

Nancy Kramer, Global Chief Evangelist of IBM iX, a digital strategy and marketing services division of IBM

Executive Management Team

Alexander Timm, Co-Founder and Chief Executive Officer

Megan Binkley, Interim Chief Financial Officer

Matt Bonakdarpour, Chief Technology Officer

Corporate Information

CORPORATE HEADQUARTERS
80 E. Rich Street, Suite 500
Columbus, Ohio 43215

WEBSITE: https://inc.joinroot.com

INVESTOR RELATIONS: ir@joinroot.com

NOTICE OF ANNUAL MEETING
The 2023 Annual Meeting of Stockholders
will be held in a virtual-only format via
live webcast on June 6, 2023

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Columbus, Ohio

STOCK EXCHANGE LISTING
Nasdaq Global Select Market

CLASS A COMMON STOCK SYMBOL: ROOT

PRINCIPAL STOCK TRANSFER AGENT
American Stock Transfer & Trust Company, LLC
800-937-5449 or 718-921-8124 or help@astfinancial.com

ANNUAL REPORT ON FORM 10-K
We have filed our Annual Report on Form 10-K for the
fiscal year ended December 31, 2022 with the SEC. It is
available free of charge at the SEC's web site at www.sec.gov.
Stockholders can also access our Annual Report on
Form 10-K and proxy statement at ir.joinroot.com.
A copy of our Annual Report on Form 10-K for the fiscal
year ended December 31, 2022 is also available without
charge upon written request to us via email at
proxy@joinroot.com.